9.6

06016635

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Promise Co., Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 08 2006
THOMSON FINANCIAL

FILE NO. 82- 04837 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dew

DAT : 9/7/06

(Excerpt translation)

FILE NO. 82-4837

May 30, 2006

To the Shareholders:

Notice of the 45th Ordinary General Meeting of Shareholders

Dear Shareholders:

Notice is hereby given that the 45th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to be present at such meeting.

Since you may exercise your voting rights in writing even if you are not present at the meeting, please review the accompanying information and send us by return mail the enclosed voting form indicating your approval or disapproval under your seal by June 19, 2006.

Yours very truly,

Hiroki Jinnai
President and Representative Director

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Description

1. Date and hour of meeting:

   June 20, 2006 (Tuesday), 10:00 a.m.

2. Place of meeting:

   Yukyu-no-ma, 2nd Floor, Hotel Metropolitan Edmont
   10-8, Iidabashi 3-chome, Chiyoda-ku, Tokyo

3. Matters forming the objects of the meeting:

   Matters to be reported:

   1. Report on the business report, consolidated balance sheet and consolidated statement of income for the 45th business term (from April 1, 2005 to March 31, 2006) and the results of audit of the consolidated financial statements for

the 45th business term by the account auditors and the Board of Statutory Auditors

2. Report on the balance sheet and statement of income for the 45th business term (from April 1, 2005 to March 31, 2006) and report on the purchase by the Company of its own shares in accordance with the resolution of the Board of Directors as authorized by the Articles of Incorporation

Matters for resolution:

Proposition No. 1:	Approval of the proposed appropriation of retained earnings for the 45th business term
Proposition No. 2:	Amendment to the Articles of Incorporation
Proposition No. 3:	Election of 8 Directors
Proposition No. 4:	Election of one Statutory Auditor
Proposition No. 5:	Granting of a retirement gratuity to the retiring Director and a gratuity to the Statutory Auditor

- END -

(Attached documents)

BUSINESS REPORT

(For the period from April 1, 2005 to March 31, 2006)

I. Overview of business activities:

1. Developments and results of business activities of the Group:

During the business term under review, there were some positive signs in the Japanese economy as it continued to make a mild recovery. Capital investment expanded, reflecting a recovery in corporate earnings, and the employment environment also improved. However, the effects of the economic recovery varied by company size, business sector and region and such concerns as the soaring price of crude oil and exchange rate trends remained.

Under this business environment, the Promise Group has set the key issues as achieving an early realization of the benefits of the business alliance with Sumitomo Mitsui Financial Group, Inc. ("SMFG") and expanding and upgrading its business base through the strengthening of its sales capabilities and upgrading business efficiency. While working to introduce new measures to realize the concept of "Promise is number one in the minds of customers" and improve its service quality, the Group is also striving to develop a new base of customers.

Results on a consolidated basis for the business term ended March 31, 2006 by business are provided below:

Financing Business

The direction of Japan's consumer finance market, the Promise Group's core market, remained unclear. Competition further intensified due to market entrances by business alliances that crossed over business sector or category borders. Although the number of applications for personal bankruptcy remained in a downward trend, the number of legal proceedings by lawyers and courts for debt restructuring rose. Furthermore, the unemployment rate among young people, the Promise Group's main customer base, continued to be high.

In these market conditions, the Group implemented the following measures during the business term under review:

1) Promotion of business through strategic alliances

The Group, based on its strategy of offering a full line of interest rates to meet diversified needs of a wide range of customers by the Group as a whole with different ranges of interest rates by its respective brands, is seeking to expand its core consumer finance business and establish a medium-to-long-term earnings base through its capital and business alliance with SMFG.

In April 2005, Promise Co., Ltd. began offering consumer loans under the Cascade Scheme jointly with its partners Sumitomo Mitsui Banking Corporation ("SMBC") and At-Loan Co., Ltd. The Cascade Scheme is a scheme which coordinates the three brands of Sumitomo Mitsui Banking Corporation (with the interest rates on loans ranging 8% and 12% per annum), At-Loan Co., Ltd. (with the interest rates on loans ranging 15% and 18% per annum) and Promise (with the interest rates on loans ranging 18% and 25.55% per annum) and calculates credits comprehensively to facilitate simultaneous applications to these brands and reciprocal cross-selling, whereby materializing more efficient and effective functioning of the strategy of offering a full line of interest rates. Promise Co., Ltd. provides overall support for the Cascade business, from the credit provision system to the management and collection of loans in arrears. As of March 31, 2006, the three partner companies had a total of approximately 163 thousand customer accounts under the scheme for an overall consumer loan outstanding balance of ¥106,469 million.

In December 2005, Promise reached an agreement on a business and capital alliance with Index Corporation, a company with advanced technical capabilities in the mobile field. The purpose of the alliance is to improve Promise's capabilities in the mobile financial transaction field, which is expected to further expand in the future, and to strengthen Promise's customer acquisition abilities. Through a joint venture set up by the two companies, the partners will set up a highly convenient mobile Website and develop a mobile cashing service.

Through a business and capital alliance with SMFG's installment sales finance company QUOQ Inc., Plat Corporation changed its trade name to QUOQLOAN Inc. as of June 2005. The company began a loan business under the alliance and is working to expand business.

2) Strengthening loan guarantee business

Promise Co., Ltd., is integrating its credit know-how developed over the years in the consumer finance industry with the brand power and customer bases of its alliance partners in the banking industry to develop a loan guarantee business. Through these efforts, Promise is seeking to establish a new profit base.

In April 2005, Promise took over the loan guarantee services being provided by At-Loan Co., Ltd., to The Minato Bank, Ltd., and The Nagano Bank, Ltd. Promise also commenced providing loan guarantee services for the loans made by SMBC and At-Loan under the Cascade business. Through business tie-ups, Promise is now supplying loan guarantee services to 11 companies.

Moreover, in December 2005, Promise expanded the scope of its business tie-up with Japan Net Bank, Limited ("JNB"), whereby starting to provide loan guarantee services for JNB's new product "Consolidate Your Loans into One Loan" and offering a joint service enabling customers to apply for a JNB account at the same time they apply for Promise's Free Cashing Service.

As a result, as of March 31, 2006, supported by a large contribution from the growth of the Cascade business, Promise Co., Ltd.'s guaranteed loans outstanding totaled ¥163,599 million (including a consolidation elimination amount of ¥86,056 million between Promise and At-Loan).

3) Strengthening loan management system

The Promise Group works to improve the quality of its loan portfolio by establishing a strong bond of trust with each customer based on thorough compliance and communication.

Promise has introduced a certification system for its employees in its loan management operations. Employees in charge of loan management are obliged to gain expertise and improve their counseling abilities through training courses and on-the-job training and are required to maintain thorough compliance. In addition, Promise has created Loan Collection Guidelines to set self-regulatory standards. These standards have been made known throughout the Company and are strictly enforced.

In April 2005, in response to a sudden increase in restructured loans and loan losses through legal interventions by lawyers and others, Promise established its integrated loan management centers, the Western Region Collection & Research Dept. and Eastern Region Collection & Research Dept., to strengthen its response capabilities and business efficiency.

In addition, Promise's credit system and know-how are being put to use by its consumer finance group companies. By revising their loan management system as needed, they are striving to strengthen their lending systems and improve the quality of their loan portfolios.

4) Expanding business channel network

Promise is making efforts to expand its services using IT and business alliances for the purposes of acquiring new customers and increasing the level of satisfaction of existing ones.

In our contract sales channels, we are proceeding with the installation of our *Chosoku* loan processing machines, which enable loan applications in a short period of time. At the end of March 2006, a total of 1,013 of these terminals had been installed, including installation in am/pm convenience stores from August 2005. Moreover, Promise is approaching customers visiting SMBC's branches through the new types of automatic contract machines (ACM) jointly developed with SMBC for the Cascade Scheme Business that SMBC is installing in its branches. These ACMs can handle and process loan applications for each company (SMBC, At-Loan and Promise), as well as simultaneously for these three companies. At the end of March 2006, 553 of these machines had been installed.

As a result of our efforts to expand our business tie-ups with financial institutions, etc., for cash deposit channels, at March 31, 2006, we had tie-ups with 416 institutions. Including Promise ATMs, our cash deposit network included 126,117 locations (1,694 Promise ATMs, 108,762 tie-up ATMs and CDs, and 15,661 convenience stores). This is the largest such network in the industry.

In November 2005, under our business alliance with JNB, we began three new services related to loans and loan repayment. Our *Koufuri* service allows customers with JNB bank accounts to make loan repayments directly from those accounts. Our *Shunfuri* service, on the other hand, provides rapid loan services around the clock 365 days of the year. Finally, the *Daifuri* service allows customers to have newly approved loans transferred directly to bank accounts specified by them. In addition to these services, we made free charges of our Internet Repayment Service, an Internet banking-based instant repayment system, and expanded the number of financial institutions that support such Internet Repayment Service. Through these and other efforts, we are expanding and improving our Internet services, an area that has been growing in recent years. Furthermore, at staffed branches and other existing channels, the Company strove to strengthen sales capabilities and achieve low-cost operations by reviewing operations from the point of view of customer processing flows and changing branch types or combining branches.

At the same time, Promise is seeking to improve management efficiency, reduce sales channel costs, and improve and expand existing services by sharing its sales infrastructure, such as ATM and automated contract machine networks, with the overall Promise Group. In addition, Promise is also sharing the *Chosoku* machines being installed in am/pm convenience stores with At-Loan.

As a result, on a consolidated basis, operating income of the finance business for the business term amounted to ¥372,111 million, up ¥12,540, or 3.5%, compared with the previous business term; on a non-consolidated basis, ¥306,365 million, down 1.6%.

Other Businesses

Targeting the expansion of its earnings base, Promise is utilizing its business resources to develop an open network alliance business for its ATMs. The open network alliance business has prospered, with business tie-ups at the end of March 2006 increasing to 36 companies, comprising 2 credit card companies, 9 installment sales finance companies, and 25 consumer finance companies (including 4 Promise Group companies).

Furthermore, peripheral financial businesses, such as the telemarketing business of Net Future Co., Ltd. and computer system development for financial institutions provided by STC Co., Ltd. (STC was merged into Net Future in April 2006), have also expanded their earnings bases by acquiring new customers outside the Promise Group.

During the business term under review, however, revenues from other businesses declined ¥1,103 million, or 10.7% from the previous business term, to ¥9,186 million. The decrease could be attributed to the end of our installment sales finance business in Taiwan and reduced orders outside the Group due to heightened domestic market competition.

The composition of incomes by the business sectors is set forth below:

Classification		44th term ended March 31, 2005 Amount (million yen)	44th term Composition ratio (%)	45th term ended March 31, 2006 Amount (million yen)	45th term Composition ratio (%)	Increase/ decrease Amount (million yen)	Increase/ decrease Composition ratio
Financing business income	Interest on operating loans	352,330	95.26	360,588	94.57	8,258	2.34
	Recovery of write-offs and interest thereon	4,901	1.33	5,234	1.37	332	6.79
	Referral income	-	-	204	0.06	204	-
	Credit management and collection	2,322	0.63	2,638	0.69	316	13.62
	Income from loan guarantee services	-	-	3,432	0.90	3,432	-
	Other financing income	17	0.00	13	0.00	(-) 4	(-) 24.76
	Sub total	359,571	97.22	372,111	97.59	12,540	3.49
Other business income	Goods sold	2,761	0.75	958	0.25	(-) 1,802	(-) 65.28
	Others	7,528	2.03	8,227	2.16	699	9.29
	Sub total	10,289	2.78	9,186	2.41	(-) 1,103	(-) 10.72
Total		369,860	100.00	381,297	100.0	11,437	3.09

As a result, on a consolidated basis, in the core consumer finance business, operating income increased ¥11,437 million, or 3.1% year on year, to ¥381,297 million, supported by the inclusion of At-Loan Co., Ltd. as a newly consolidated subsidiary. However, in addition to an increase in expenses for loan losses and for new consolidations, a rise in interest repayments and the setting up of a reserve for losses on interest repayments pushed down ordinary income by ¥60,808 million, or 46.5% year on year, to ¥70,013 million. Net income, therefore, amounted to ¥42,046 million, down ¥33,331 million, or 44.2% year on year.

On a non-consolidated basis, operating income amounted to ¥307,960 million (down 1.6% compared with the previous business term). Ordinary income and net income amounted to ¥67,718 million (down 42.7%) and ¥40,994 million (down 39.9%), respectively.

2. Future challenges:

The outlook for the Japanese economy is for overall favorable corporate performance. However, the business environment is expected to remain severe because of concern over rising funding costs due to an upswing in market interest rates, the high rate of unemployment among young people, a widened gap in personal income and an increase in legal proceedings for loan restructuring by lawyers.

Under these circumstances, to achieve heightened competitiveness and stable earnings, the Promise Group recognizes the importance of early realization of the benefits of the business alliance with SMFG and the expansion and improvement of its business base through the strengthening of sales capabilities and the upgrading of efficiency. The Group is working steadily toward the achievement of those goals. To those ends, the Promise Group is promoting business alliances, centered on the Cascade business. In addition to working to expand and improve services to realize the concept of "Promise is number one in the minds of customers," the Company will focus on thorough compliance, optimization of its business channels and organization, target low-cost operations, and establish and strengthen its risk management organization.

The overall industry faces important issues that cannot be ignored, such as multiple indebtedness and a sudden increase in interest repayments due to loan restructuring through legal proceedings. The Promise Group is working to solve these issues to both protect its consumers and to enable the sound development of the overall consumer finance market.

3. State of fund procurement by the Group:

As a result of a decrease in operating loans outstanding, capital requirements decreased. Consequently, the amount of loans payable and bonds outstanding decreased. In the meantime, the Company has established commitment facilities to secure alternative liquidity and financial flexibility to maintain security of fund management.

The Company will continue its efforts to maintain a good balance of direct financing and indirect financing and also study new financing schemes to secure steady fund raising and reduce funding costs.

QUOQLOAN Inc., a consolidated subsidiary of the Company, made a third-party allotment of 303,000 new shares to QUOQ Inc. as of October 3, 2005, whereby raising a fund of ¥5,931 million (¥19,549 per share).

The funds required for the business term under review were covered by the Company's own funds, loans from financial institutions, commercial paper and funds raised by the issuance of bonds.

The state of changes in the Group's loans payable and bonds:

Classification	44th term ended March 31, 2005		45th term ended March 31, 2006		Increase/ decrease (B – A) ((-) decrease)	
	Amount (A)	Composition ratio	Amount (B)	Composition ratio		
	(million yen)	(%)	(million yen)	(%)	(million yen)	(%)
Short-term loans	82,706	9.03	117,726	13.31	35,019	42.34
Long-term loans	568,548	62.05	512,056	57.87	(-) 56,491	(-) 9.94
Sub total	651,255	71.08	629,782	71.18	(-) 21,472	(-) 3.30
Commercial paper	-	-	20,000	2.26	20,000	-
Bonds	265,000	28.92	235,000	26.56	(-) 30,000	(-) 11.32
Total	916,255	100.00	884,782	100.00	(-) 31,472	(-) 3.43

(Note) Commercial paper, not outstanding at the end of the 44th term, was traded during the term.

The state of issuance by the Company of bonds during the current term:

Title of bonds	Issue date	Total issue amount	Interest rate (per annum)	Redemption date
The 34th Unsecured Bonds	April 20, 2005	¥10,000 million	0.79%	April 20, 2010
The 35th Unsecured Bonds	Nov. 28, 2005	¥10,000 million	1.38%	Nov. 28, 2011
Total	-	¥20,000 million	-	-

(Notes) 1. The proceeds from the issuance of the above-listed unsecured bonds were used as funds for operating loans.

2. The 10th Unsecured Bonds (¥10,000 million), the 19th Unsecured Bonds (¥10,000 million), the 20th Unsecured Floating-Rate Bonds (¥10,000 million) and the 27th Unsecured Bonds (¥20,000 million) were redeemed at maturity during the business term under review.

4. State of capital investment by the Group:

Capital investment made during the business term under review totaled ¥3,850 million, which was principally used by the Company: ¥1,728 million relating to loan application machines and the addition, relocation and remodeling of branches, ¥943 million relating to earthquake-proof works and related equipment and machinery and ¥892 million for IT-related equipment and machinery.

5. Changes in the operating results and state of assets of the Group and the Company:

(1) Changes in the operating results and state of assets of the Group:

Classification	42nd term ended March 31, 2003	43rd term ended March 31, 2004	44th term ended March 31, 2005	45th term ended March 31, 2006 (current term)
		(million yen, unless stated otherwise)		
Operating results:				
Operating income	410,619	390,980	369,860	381,297
Ordinary income	108,030	89,858	130,821	70,013
Net income	60,716	41,576	75,378	42,046
Net income per share (yen)	483.61	342.18	576.04	321.38
State of assets:				
Operating loans outstanding	1,614,523	1,529,054	1,599,635	1,580,982
Total assets	1,855,352	1,718,721	1,785,142	1,760,186
Net assets	618,109	636,667	793,986	776,357
Net assets per share (yen)	4,952.12	5,260.21	5,901.62	6,121.14
Capital ratio (%)	33.31	37.04	44.48	44.11
Number of companies:				
Consolidated subsidiaries	10	8	10	10
Equity-method company	1	1	1	1

(Notes)

1. Net income per share is calculated on the basis of the average of the total number of issued shares (less shares of treasury stock) during the term.

2. Net assets per share are calculated on the basis of the total number of issued shares (less shares of treasury stock) at the end of the term.

3. As from the 44th term, consolidated financial statements are prepared as provided for in Article 19-2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan. Consequently, the figures for each of the 42nd and 43rd terms are based on the consolidated financial statements that were not audited by the Board of Statutory Auditors or account auditors as provided for in paragraph 3 of Article 19-2 of the said law.

4. With regard to At-Loan Co., Ltd., which was included in consolidation during the 44th term, the deemed acquisition date was March 31, 2005. Consequently, for the 44th term, the operating results on a consolidated basis do not include those of the company but the assets on a consolidated basis include those of the company. As to the assets of the company so included, the operating loans outstanding and the total assets accounted for ¥102,408 million and ¥112,075 million, respectively.

(2) Changes in the operating results and state of assets of the Company:

Classification	42nd term ended March 31, 2003	43rd term ended March 31, 2004	44th term ended March 31, 2005	45th term ended March 31, 2006 (current term)
		(million yen, unless stated otherwise)		
Operating results:				
Operating income	¥326,556	¥322,167	¥313,041	¥307,960
Ordinary income	107,042	84,434	118,171	67,718
Net income	61,411	49,318	68,174	40,994
Net income per share (yen)	488.87	406.05	521.02	313.42
State of assets:				
Operating loans outstanding	1,375,693	1,352,847	1,326,794	1,295,316
Total assets	1,700,480	1,668,134	1,653,098	1,598,348
Net assets	597,263	624,010	774,486	754,662
Net assets per share (yen)	4,780.81	5,155.72	5,756.77	5,950.17
Capital ratio (%)	35.12%	37.41%	46.85%	47.22%

(Notes) 1. Net income per share is calculated on the basis of the average of the total number of issued shares (less shares of treasury stock) during the term.

2. Net assets per share are calculated on the basis of the total number of issued shares (less shares of treasury stock) at the end of the term.

3. As from the 43rd term, the "Ministerial Ordinance to Amend Part of the Regulations for the Enforcement of the Commercial Code" (Ministry of Justice Ordinance No. 7 dated February 28, 2003) of Japan is applicable.

II. **Outline of the Company** (as of March 31, 2006):

1. Major businesses of the Group:

The Promise Group consists of the Company (Promise), 10 consolidated subsidiaries, five non-consolidated subsidiaries and two affiliates (one of which is an equity method affiliate). The major businesses of the Group are as follows:

Financing business:

Financing business is the Group's major business. The Group is principally engaged in direct lending of retail funds with no security or guarantee to consumers through simple credit inquiries (consumer finance business).

Simultaneously, the Group is engaged in the provision of guarantees of unsecured loans to individuals to financial institutions and credit management and collection.

Other businesses:

The Group is also engaged in real estate business, including leasing buildings for tenants, telemarketing, operation and management of ATM networks and design, operation and development of computer systems.

2. State of offices of the Group:

(Translation omitted)

3. State of shares:

(1) Total number of shares authorized to be issued by the Company: 300,000,000 shares

(2) Total number of issued shares, capital and number of shareholders:

Classification	As at March 31, 2005	Increase/Decrease during the business term	As at March 31, 2006
Total number of issued shares	134,866,665 shares	- share	134,866,665 shares
Capital	¥80,737 million	¥-	¥80,737 million
Number of shareholders	5,710 persons	1,429 persons	7,139 persons

(3) Principal (ten) shareholders:

Name	Shares in the Company held by Shareholder (Ratio of voting rights)		Shares in Shareholder held by the Company (Shareholding ratio)	
	(thousand shares)	(%)	(thousand shares)	(%)
Sumitomo Mitsui Banking Corporation	27,265	21.50	-	-
Ryoichi Jinnai	10,000	7.89	-	-
Yumiko Jinnai	8,644	6.82	-	-
Hero and Company (Standing proxy: Sumitomo Mitsui Banking Corporation)	6,728	5.31	-	-
Nippon Life Insurance Company	5,704	4.50	-	-
The Sumitomo Trust and Banking Company, Limited	4,000	3.15	7,337	0.44
Japan Trustee Services Bank, Ltd. (Trust account)	3,891	3.07	-	-
The Master Trust Bank of Japan, Ltd. (Trust account)	3,272	2.58	-	-
The Chase Manhattan Bank NA London (Standing proxy: Mizuho Corporate Bank, Ltd.)	2,643	2.08	-	-
State Street Bank and Trust Company 505103 (Standing proxy: Mizuho Corporate Bank, Ltd.)	2,524	1.99	-	-

(4) Acquisition, disposition and possession by the Company of its own shares:

Classification	Class of shares	Number of shares	Total acquisition/disposition prices
Acquisition of shares:	Shares of common stock	7,775,933 shares	¥55,180 million
Disposition of shares:	Shares of common stock	80,600 shares	¥504 million
Shares held as of March 31, 2006	Shares of common stock	8,047,638 shares	

(Notes) 1. During the business term under review, the Company followed no procedure of invalidation of its own shares.

2. Shares of treasury stock acquired in accordance with the resolution of the Board of Directors as authorized by the Articles of Incorporation after the close of the 44th Ordinary General Meeting of Shareholders:

Shares of common stock	5,775,000 shares
Total amount	¥41,690 million

Reason for the acquisition — To implement its financing policy with agility and enhance the shareholder value through improvement of capital efficiency

3. In addition to the above-listed number of shares held as of March 31, 2005, the Company held 2,000 shares that were registered in its name in the register of shareholders but were not held substantially then.

(5) Stock acquisition rights currently issued:

None

4. State of employees of the Group:

(Translation omitted)

5. State of business affiliations:

(1) State of major subsidiaries:

The Company has 15 subsidiaries (domestic: 9, overseas: 6), including QUOQLOAN Inc. The following are its major subsidiaries:

Name of Company	Capital stock	Ratio of voting rights of the Company	Main business
		(%)	
QUOQLOAN Inc.	¥5,434 million	85.00	Consumer finance services
Sun Life Co., Ltd.	¥185 million	100.00	Consumer finance services
At-Loan Co., Ltd.	¥10,912 million	50.00	Consumer finance services
PAL Servicer Co., Ltd.	¥500 million	100.00	Credit management and collection business
Pallife Corporation	¥3,000 million	100.00	Lease and management of real estate
Net Future Co., Ltd.	¥300 million	100.00	Telemarketing business and operation and management of ATM networks
STC Co., Ltd.	¥90 million	100.00	Design, operation and management of computer systems
PROMISE (HONG KONG) CO., LTD.	HK$45,000 thousand	100.00	Consumer finance services

Name of Company	Capital stock	Ratio of voting rights of the Company	Main business
Liang Jing Co., Ltd.	T$290,000 thousand	100.00	Credit management and collection business
PROMISE (TAIWAN) Co., Ltd.	T$250,000 thousand	70.00	Appraisal, analysis and purchase of claimable assets arising from loans of financial institutions

(2) State of other important business affiliations:

Name of Company	Capital stock	Ratio of voting rights of the Company	Main business
MOBIT Co., Ltd.	¥20,000 million	50.00% (5.00%)	Consumer finance services

(Note) The figure in the parentheses in the "ratio of voting rights of the Company" shows its ratio of indirect voting rights.

(3) Progress of business affiliations:

1) As of June 13, 2005, QUOQLOAN Inc. changed its trade name from Plat Corporation. The company made a capital increase by third-party allocation of new shares to QUOQ Inc. on October 3, 2005. Consequently, its capital amounted to ¥5,434 million and the ratio of voting rights of the Company decreased from 100.00% to 85.00%.

2) As of April 1, 2006, Net Future Co., Ltd., as a surviving company, merged STC Co., Ltd.

(4) Results of business affiliations:

The Company has 10 consolidated subsidiaries (as listed in "(1) State of major subsidiaries" above) and one equity method affiliate (as listed in "(2) State of other important business affiliations" above) .

On a consolidated basis, operating income, ordinary income and net income for the business term under review accounted for ¥381,297 million (up 3.1% compared with the previous business term), ¥70,013 million (down 46.5% compared with the previous business term) and ¥42,046 million (down 44.2% compared with the previous business term), respectively.

6. Principal lenders:

Lenders	Balance of Borrowings	Shares in the Company held by Lender	
	(million yen)	Shares (thousand shares)	Ratio of voting rights (%)
Nippon Life Insurance Company	79,340	5,704	4.50
The Sumitomo Trust and Banking Company, Limited	75,369	4,000	3.15
Shinsei Bank, Limited	65,416	-	-
Sumitomo Mitsui Banking Corporation	56,004	27,265	21.50
Mitsubishi UFJ Trust and Banking Corporation	32,137	104	0.08
Sumitomo Life Insurance Company	30,059	1,500	1.18
Meiji Yasuda Life Insurance Company	27,563	353	0.28
The Chuo Mitsui Trust and Banking Company, Limited	16,795	-	-
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	14,938	-	-
The Dai-Ichi Mutual Life Insurance Company	13,969	420	0.33

7. Directors and Statutory Auditors:

Title	Name
Chairman and Representative Director	Masaaki Uchino
President and Representative Director	Hiroki Jinnai
Director	Shunji Kosugi
Director	Teruaki Watanabe
Director	Isao Takeuchi
Director	Yasuhisa Ichikawa
Director	Tsutomu Kasori
Director	Norio Kinoshita
Full-time Statutory Auditor	Kazuya Koshida
Full-time Statutory Auditor	Yukio Yoshida
Full-time Statutory Auditor	Hiroaki Mori
Full-time Statutory Auditor	Kazuo Nagasawa

8. Amount of remuneration paid to the account auditors:

(1)	Total amount of remuneration payable to the account auditors by the Company and its subsidiaries:	¥62 million
(2)	Of the total amount set forth in item (1) above, the total amount of remuneration payable for services (audit certificate services) under Article 2, paragraph 1 of the Certified Public Accountant Law of Japan:	¥62 million
(3)	Of the total amount set forth in item (2) above, the total amount of remuneration payable by the Company to the account auditors as its account auditors:	¥33 million

(Note) The amount of remuneration for audits under the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations and the amount of remuneration for audits under the Securities and Exchange Law of Japan are not separated in the audit agreement between the Company and the account auditors and cannot actually be separated. Hence, the amount in item (3) above includes both amounts.

III. Important fact concerning the state of the Company which occurred after the date of the closing of accounts:

None

(Note) Figures of the amounts in the business report are stated by discarding any fractions of the units presented.

CONSOLIDATED BALANCE SHEET
(As of March 31, 2006)

ASSETS	(million yen)
Current assets:	**1,598,527**
Cash on hand and in banks	55,638
Trade notes and trade accounts receivable	4,137
Operating loans	1,580,982
Short-term loans receivable	10,530
Deferred tax assets	45,595
Other current assets	37,084
Allowance for doubtful accounts	(135,440)
Fixed assets:	**161,658**
Tangible fixed assets:	**76,728**
Buildings and structures	15,815
Furniture, fixtures and transportation equipment	10,265
Land	50,646
Intangible fixed assets:	**21,030**
Consolidation adjustments	11,964
Other intangible fixed assets	9,065
Investments and other assets:	**63,899**
Investment securities	49,243
Deferred tax assets	984
Other investments	13,670
TOTAL ASSETS	**1,760,186**

LIABILITIES	(million yen)
Current liabilities:	**409,714**
Trade notes and trade accounts payable	2,517
Short-time loans payable	117,726
Current portion of long-term loans payable	142,106
Current portion of bonds	55,000
Accrued corporate income tax, etc	26,835
Reserve for bonuses	3,491
Provision for loss on guarantees of obligations	4,391
Allowance for losses on interest repayments	23,970
Other current liabilities.	33,675
Long-term liabilities:	**562,054**
Bonds	180,000
Long-term loans payable	369,949
Deferred tax liabilities	6,129
Reserve for retirement allowances	2,048
Reserve for retirement gratuities for officers	422
Provision for loss on compensation	2,000
Other long-term liabilities	1,504
TOTAL LIABILITIES	**971,768**
Minority interests:	**12,059**
SHAREHOLDERS' EQUITY	
Capital:	**80,737**
Additional paid-in capital:	**138,414**
Retained earnings:	**602,907**
Revaluation difference of other securities, etc.:	**11,607**
Foreign currency translation adjustments:	**109**
Treasury stock:	**(57,418)**
TOTAL SHAREHOLDERS' EQUITY	**776,357**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**1,760,186**

CONSOLIDATED STATEMENT OF INCOME

(For the period from April 1, 2005 to March 31, 2006)

(million yen)

Ordinary income and loss		
Operating income and loss:		
Operating income:		
Interest on operating loans	360,588	
Other financing income	13	
Goods sold	958	
Other operating income	19,736	**381,297**
Operating expenses:		
Financing expenses	15,496	
Cost of goods sold	721	
Other operating expenses	297,726	313,945
Operating income		**67,351**
Non-operating income and loss:		
Non-operating income:		
Interest and dividend received	263	
Insurance and insurance dividend received	540	
Income from contribution to anonymous associations	310	
Investment income on equity method	1,260	
Other non-operating income	1,235	**3,609**
Non-operating expenses:		
Interest paid	47	
New share issue expenses	22	
Expenses of office relocation, etc.	615	
Other non-operating expenses	262	**948**
Ordinary income		**70,013**
Special income and loss		
Special income:		
Income from sale of investment securities	583	
Income on return of substitutional portion of the Welfare Pension Fund Plan	7,765	
Other special income	27	**8,377**
Special losses:		
Net loss on sales or disposal of property and equipment	861	
Loss on impairment of fixed assets	2,621	
Loss on sale of credit	1,781	
Valuation loss of deposits for golf club membership	30	
Provision for loss on compensation	1,139	
Loss resulting from change in the Company's share of subsidiaries	317	
Other special losses	307	**7,059**
Income before tax		**71,331**
Corporate income, inhabitant and enterprise taxes	45,701	
Adjustment to corporate income tax, etc.	(-) 11,696	34,004
Minority interests in loss		4,719
Unappropriated retained earnings for the term		**42,046**

INDEPENDENT AUDITORS' AUDIT REPORT

May 8, 2006

To: The Board of Directors
Promise Co., Ltd.

ChuoAoyama Audit Corporation

By Masayuki Tominaga (seal)
Certified Public Accountant
Specified and Engagement Partner

By Hidenori Nagano (seal)
Certified Public Accountant
Specified and Engagement Partner

In accordance with the provision of Article 19-2, paragraph 3 of the previous "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, this firm has audited the consolidated financial statements, or consolidated balance sheet and consolidated statement of income for the 45th business term of Promise Co., Ltd. (the "Company"), covering the period from April 1, 2005 to March 31, 2006. Management of the Company is responsible for preparing such consolidated financial statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the consolidated financial statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the consolidated financial statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries of the Company as we considered necessary.

As a result of such audit, we are of the opinion that such consolidated financial statements present fairly the state of the property and profit and loss of the Promise Group comprising the Company and its consolidated subsidiaries in accordance with laws, ordinances and the Articles of Incorporation.

Additional information:

As stated in 4.(4) (iv) of the "Important Matters Forming the Basis for Preparation of Consolidated Financial Statements", the Company reports an allowance for losses on interest repayments under current liabilities as from the business term under review.

There is no such relation of interests between the Company and this audit corporation or any participating partner thereof as is required to be stated under the Certified Public Accountant Law.

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the consolidated financial statements (consolidated balance sheet and consolidated statement of income) for the 45th business term from April 1, 2005 to March 31, 2006, prepared this audit report upon deliberation and hereby report as follows:

1. Method of audit by Statutory Auditors in outline:

Each Statutory Auditor, in accordance with the audit policy, audit plans, etc., as determined by the Board of Statutory Auditors, received from Directors, etc. and the account auditors reports and explanations on the consolidated financial statements and audited the same. We also required the subsidiaries to render reports on their accounts and made investigation into the state of their business activities and properties at the subsidiaries whenever necessary.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by ChuoAoyama Audit Corporation, the Company's account auditors, are found to be proper;

(2) That based on the investigations of the subsidiaries, there is nothing to be pointed out with respect to the consolidated financial statements.

May 11, 2006

Promise Co., Ltd.
The Board of Statutory Auditors

Kazuya Koshida (seal)
(Full-time) Statutory Auditor

Yukio Yoshida (seal)
(Full-time) Statutory Auditor

Hiroaki Mori (seal)
(Full-time) Statutory Auditor

Kazuo Nagasawa (seal)
(Full-time) Statutory Auditor

Note: Statutory Auditors Hiroaki Mori and Kazuo Nagasawa are outside statutory auditors as provided for in Article 18, paragraph 1 of the previous "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations".

BALANCE SHEET
(As of March 31, 2006)

ASSETS	(million yen)
Current assets:	**1,402,648**
Cash on hand and in banks	46,243
Operating loans	1,295,316
Short-term loans receivable	98,132
Prepaid expenses	1,355
Accrued income	12,235
Deferred tax assets	41,019
Other current assets	9,844
Allowance for doubtful accounts	(101,500)
Fixed assets:	**195,700**
Tangible fixed assets:	**66,613**
Buildings	11,064
Structures	1,573
Furniture and fixtures	9,816
Land	44,158
Intangible fixed assets:	**8,806**
Software	8,047
Telephone rights	748
Other intangible fixed assets	10
Investments and other assets:	**120,280**
Investment securities	39,438
Investments in related companies	69,125
Long-term prepaid expenses	1,007
Guarantee money deposited	9,190
Other investments	1,517
TOTAL ASSETS	**1,598,348**

LIABILITIES (million yen)

Current liabilities:	**291,405**
Short-term bonds	5,432
Current portion of long-term loans payable	138,465
Commercial paper	20,000
Current portion of bonds	55,000
Other accounts payable	5,088
Accrued expenses	2,619
Accrued corporate income tax, etc	24,575
Reserve for bonuses	2,935
Provision for loss on guarantees of obligations	7,417
Provision for loss on support of related companies	5,051
Provision for losses on interest payments	21,200
Other current liabilities	3,621
Long-term liabilities:	**552,280**
Bonds	180,000
Long-term loans payable	364,664
Defferred tax liabilities	3,951
Reserve for retirement allowances	1,292
Reserve for retirement gratuities for officers	312
Provision for loss on compensation	2,000
Other long-term liabilities	60
TOTAL LIABILITIES	**843,685**

SHAREHOLDERS' EQUITY

Capital:	**80,737**
Additional paid-in capital:	**127,337**
Capital reserve	112,639
Other additional paid-in capital	14,697
Income from disposition of shares of treasury stock	14,697
Retained earnings:	**592,397**
Earned surplus reserve	12,263
Voluntary reserve	538,700
General reserve	538,700
Unappropriated retained earnings for the current term	41,434
Revaluation difference of other securities, etc.:	**11,609**
Treasury stock:	**(57,418)**
TOTAL SHAREHOLDERS' EQUITY	**754,662**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,598,348**

STATEMENT OF INCOME

(For the period from April 1, 2005 to March 31, 2006)

(million yen)

Ordinary income and loss		
Operating income and loss:		
Operating income:		
Interest on operating loans	296,730	
Other financing income	1,561	
Other operating income	9,667	**307,960**
Operating expenses:		
Financing expenses	14,558	
Other operating expenses	227,192	241,750
Operating income		**66,210**
Non-operating income and loss:		
Non-operating income:		
Interest and dividend received	382	
Insurance and insurance dividend received	540	
Income from contribution to anonymous associations	242	
Other non-operating income	712	**1,877**
Non-operating expenses:		
Expenses of office relocation, etc.	222	
Expenses of cancellation of office leases	34	
Other non-operating expenses	112	**369**
Ordinary income		**67,718**
Special income and loss		
Special income:		
Income from sale of investment securities	583	
Gains on return of substitutional portion of the Welfare Pension Fund Plan	7,765	
Other special income	4	**8,354**
Special losses:		
Loss from retirement of fixed assets	381	
Loss on impairment of fixed assets	111	
Valuation loss of shares in related companies	303	
Provision for loss on support of related companies	5,051	
Provision for loss on compensation	1,139	
Other special losses	196	**7,183**
Income before tax		**68,889**
Corporate income, inhabitant and enterprise taxes	41,562	
Adjustment to corporate income tax, etc.	(13,667)	27,895
Net income		**40,994**
Income carried over from the prior term		7,243
Interim dividends		6,803
Unappropriated retained earnings for the term		**41,434**

PROPOSED APPROPRIATION OF RETAINED EARNINGS

Appropriation of Unappropriated retained earnings for the term

Unappropriated retained earnings for the term	¥41,434,161,433

To be appropriated as follows:

Dividends	¥6,657,998,918
(¥52.50 per share)	
Bonuses for officers	¥67,300,000
(for Statutory Auditors)	(15,200,000)
Voluntary reserve	
General reserve	¥28,000,000,000
Retained earnings to be carried forward to the next term	¥6,708,862,515

Appropriation of other retained earnings

Other retained earnings	14,697,261,281

To be appropriated as follows:

Other retained earnings to be carried forward to the next term	14,697,261,281

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITORS' AUDIT REPORT

May 8, 2006

To: The Board of Directors
Promise Co., Ltd.

ChuoAoyama Audit Corporation

By Masayuki Tominaga (seal)
Certified Public Accountant
Specified and Engagement Partner

By Hidenori Nagano (seal)
Certified Public Accountant
Specified and Engagement Partner

In accordance with the provision of Article 2, paragraph 1 of the previous "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations", this firm has audited the financial statements, or balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 45th business term of Promise Co., Ltd. (the "Company"), covering the period from April 1, 2005 to March 31, 2006. The portions of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the books of accounts. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries of the Company as we considered necessary.

As a result of such audit, we are of the opinion:

(1) Such balance sheet and statement of income present fairly the state of the property and profit and loss of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(2) The business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(3) The proposed appropriation of retained earnings is in conformity with laws, ordinances and the Articles of Incorporation; and

(4) With respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the previous Commercial Code.

Additional information:

As stated in 5.(5) of the "Important Accounting Policies", the Company reports an allowance for losses on interest repayments under current liabilities as from the business term under review.

There is no such relation of interests between the Company and this audit corporation or any participating partner thereof as is required to be stated under the Certified Public Accountant Law.

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 45th business term from April 1, 2005 to March 31, 2006, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc., reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and the principal places of business of the Company, required the Company's Account Auditors to render reports and accounts and examined the financial statements and their accompanying detailed statements. We also required the subsidiaries to render reports on their business operations and made investigation into the state of activities and property at the subsidiaries whenever necessary.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders and acquisition and disposition, etc. by the Company of its own shares, we, in addition to following the aforementioned method of audit, required Directors, etc. to render reports and made a full investigation into the state of any transaction in question, whenever necessary.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by ChuoAoyama Audit Corporation, the Company's Account Auditors, are found to be proper;

(2) That the business report is found to present fairly the state of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings is found to have nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements are found to present fairly the matters to be stated therein and to contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, including the performance with regard to the subsidiaries, no dishonest act or material fact of violation of the laws, ordinances or the Articles of Incorporation is found to exist.

With respect to any competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders and acquisition and disposition, etc. by the Company of its own shares, we find that there is no breach of duties on the part of the Directors.

May 11, 2006

Promise Co., Ltd.
The Board of Statutory Auditors

Kazuya Koshida (seal)
(Full-time) Statutory Auditor

Yukio Yoshida (seal)
(Full-time) Statutory Auditor

Hiroaki Mori (seal)
(Full-time) Statutory Auditor

Kazuo Nagasawa (seal)
(Full-time) Statutory Auditor

Note: Statutory Auditors Hiroaki Mori and Kazuo Nagasawa are outside statutory auditors as provided for in Article 18, paragraph 1 of the previous "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations".

1. Total number of voting rights held by all the shareholders:

2,535,864 rights

2. Propositions and explanatory information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 45th business term

The particulars of the proposition are as set forth on page 27 hereof.

The proposal is for a year-end dividend of ¥52.50 per share considering the economic and financial situation, the Company's business performance during the period, and other factors.

Together with the interim dividend of ¥52.50 per share, this will result in an annual dividend payment of ¥105 per share.

As bonuses for officers, considering the Company's business performance during the period and other factors, we are proposing a payment of ¥52.1 million to the eight (8) Directors serving as of the end of the business term, and a payment of ¥15.2 million to the four (4) Statutory Auditors serving as of the end of the business term.

Proposition No. 2: Amendment to the Articles of Incorporation

1. Reasons for the amendment

We submit that the present Articles of Incorporation be amended for the following reasons as the Company Law (Law No. 86 of 2005), the Company Law Enforcement Regulations (Ministry of Justice Ordinance No. 12 of 2006), and the Company Accounting Regulations (Ministry of Justice Ordinance No. 13 of 2006) came into effect from May 1, 2006.

(1) To newly establish Article 16 ("Disclosure and Deemed Provision of General Shareholders Meeting Reference Materials, Etc. Via Internet") of the revised Articles of Incorporation to facilitate more replete information disclosure at General Shareholders Meetings.

(2) To revise Article 18 ("Exercise of Voting Rights via Proxy") of the revised Articles of Incorporation to stipulate that each shareholder may only designate one proxy to exercise his or her voting rights at each General Shareholders Meeting, and to improve shareholder notification.

(3) In addition to the above, to add, remove, revise, relocate and make other changes to provisions throughout the Articles of Incorporation as necessary for a corporation

based on the Company Law.

2. Content of the amendment

The content of the amendment is shown as follows:

(The underlines show amendment)

Present Articles	Proposed amendment
CHAPTER 1: GENERAL PROVISIONS	CHAPTER 1 GENERAL PROVISIONS
(Trade Name)	(Trade Name)
Article 1. 2. <Text omitted>	Article 1. <Same as the present text> 2. <Same as the present text>
(Purposes)	(Purposes)
Article 2. <Text omitted>	Article 2. <Same as the present text>
(1) – (37) <Text omitted>	(1) – (37) <Same as the present text>
(Headquarters Location)	(Headquarters Location)
Article 3. <Text omitted>	Article 3. <Same as the present text>
<New Article>	(Organs) Article 4. In addition to the General Meeting of Shareholders and the Directors, the Company shall establish the following organs: (1) Board of Directors; (2) Corporate Auditors; (3) Board of Corporate Auditors; (4) Account Auditors.

Present Articles	Proposed amendment
(Means of Public Notification) Article 4. The Company's public notification shall be conducted by means of electronic notification. However, when electronic notification is not possible because of the emergence of some incident or other inevitable reasons, public notices shall be published in the Nihon Keizai Shimbun.	(Public Notification Means) Article 5. The Company's public notification means shall be electronic notification. However, when electronic notification is not possible because of some incident or other inevitable reasons, public notification shall be via publication in the Nihon Keizai Shimbun.
CHAPTER 2: SHARES	CHAPTER 2: SHARES
(Total Number of Shares Issued by the Company) Article 5. The total number of shares to be issued by the Company shall be 300 million shares. However, in case of retirement of shares, this number shall be decreased correspondingly.	(Total Number of Shares Authorized for Issue) Article 6. The total number of shares authorized for issue by the Company shall be 300 million shares.
<New Article>	(Issuance of Share Certificates) Article 7. The Company shall issue share certificates representing shares in the Company.
(Acquisition of Treasury Stock) Article 6. The Company may repurchase its own shares with a resolution of the Board of Directors in accordance with the provisions of Article 211(3)-1-2 of the Commercial Code.	(Acquisition of Treasury Stock) Article 8. The Company may acquire its own shares via market trading etc. by resolution of the Board of Directors in accordance with the provisions of Article 165-2 of the Company Law.
(Number of Shares Constituting One Trading Unit) Article 7. The number of shares constituting one trading unit of the Company's shares shall be 50 shares.	(Number of Shares Constituting One Trading Unit and Non-issuance of Share Certificates for Odd-lot Shares) Article 9. The number of shares per trading unit of the Company's shares shall be 50 shares.

Present Articles	Proposed amendment
2. The Company shall not issue share certificates for shares in numbers less than one trading unit (hereafter, "odd-lot shares") except as otherwise stipulated in the Share Handling Regulations.	2. Regardless of the provisions of Article 7, the Company shall not issue share certificates for odd-lot shares except as otherwise stipulated in the Share Handling Regulations.
(Requests for Additional Purchase of Shares to Fill Trading Units)	(Additional Purchase of Shares to Fill Trading Units)
Article 8. The Company's shareholders holding shares in numbers less than one trading unit (hereafter including beneficial shareholders) may request the Company to sell them shares to make up a full trading unit in accordance with the provisions of the Share Handling Regulations.	Article 10. The Company's shareholders (hereafter including beneficial shareholders) may request the Company to sell them numbers of shares sufficient to complete odd lots of shares that they own into full trading units in accordance with the provisions of the Share Handling Regulations.
<New Article>	(Administrator of Shareholders' Register)
	Article 11. The Company shall appoint an administrator of shareholders' register.
	2. The administrator of shareholders' register and its place of business shall be stipulated by resolution of the Board of Directors, and announced by public notice.
	3. The preparation and maintenance of Company's register of shareholders (hereafter including register of beneficial shareholders), register of stock acquisition rights, register of missing share certificates and other works associated with these registers shall be entrusted to the administrator of shareholders' register and not conducted by the Company.

Present Articles	Proposed amendment
(Share Handling Regulations)	(Share Handling Regulations)
Article 9. The classification of share certificates and the handling procedures and fees for registration of transfer of share ownership, acceptance of notifications of beneficial shareholders, purchases and additional purchases of odd-lot shares, and all other matters related to shares shall be in accordance with the Share Handling Regulations stipulated by the Board of Directors.	Article 12. The handling procedures and fees related to shares shall be in accordance with the relevant laws and these Articles of Incorporation as well as the Share Handling Regulations stipulated at the Board of Directors.
(Record Date)	<Deleted>
Article 10. The shareholders entitled to exercise shareholders' rights at the Ordinary General Shareholders Meeting for the settlement of accounts for each settlement period shall be those shareholders entered or recorded on the final register of shareholders (hereafter including register of beneficial shareholders) for the concerned settlement period.	
2. In addition to the stipulations in the previous paragraph, by resolution of the Board of Directors and given public notice in advance the Company may set extraordinary Record Dates, as necessary.	<Deleted>
(Transfer Agent)	<Deleted>
Article 11. The Company shall appoint a transfer agent for its shares.	
2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors, and announced by public notice.	<Deleted>

Present Articles	Proposed amendment
3. The Company's register of shareholders and register of missing share certificates shall be kept at the place of business of the transfer agent, and works relating to shares including procedures for registration of transfer of share ownership, acceptance of notification of beneficial shareholders, purchases and additional purchases of odd-lot shares and other matters shall be handled by the transfer agent, and not by the Company.	<Deleted>
CHAPTER 3: GENERAL SHAREHOLDERS MEETINGS	CHAPTER 3: GENERAL SHAREHOLDERS MEETINGS
(Ordinary General Shareholders Meetings and Extraordinary General Shareholders Meetings)	(Convocation)
Article 12. Ordinary General Shareholders Meetings of the Company shall be convened within three (3) months of the day after each settlement date, and Extraordinary General Shareholders Meetings shall be convened at any time as necessary.	Article 13. Ordinary General Shareholders Meetings of the Company shall be convened within three (3) months of the end of each fiscal year, and Extraordinary General Shareholders Meetings shall be convened at any time when necessary.
<New Article>	(Record Date for Ordinary General Shareholders Meetings) Article 14. The record date for voting rights for Ordinary General Shareholders Meetings shall be March 31 of each year.
(Convener and Chairman)	(Person Authorized to Convene the Meeting and Chairman)
Article 13. General Shareholders Meetings shall be convened by the President, who shall act as chairman thereat. If the President is unable to act, one of the other Directors shall act in place of the President, in the order previously determined by a resolution of the Board of Directors.	Article 15. General Shareholders Meetings shall be convened by the President, who shall act as chairman thereat.

Present Articles	Proposed amendment
<New Paragraph>	2. If the President is unable to act, one of the other Directors shall convene and act as the chairman of the General Shareholders Meeting, in the order previously determined by the Board of Directors.
<New Article>	(Disclosure and Deemed Provision of General Shareholders Meeting Reference Materials Etc. Via Internet) Article 16. When convening General Shareholders Meetings, the Company may be deemed to have provided shareholders with information on items noted or presented in General Shareholders Meeting reference materials, business reports, accounting documents and consolidated financial statements via Internet disclosure of said information, in accordance with Ministry of Justice ordinances.
(Method of Resolutions) Article 14. Except as otherwise stipulated by law or by these Articles of Incorporation, General Shareholders Meeting resolutions shall be adopted by a majority vote of the voting rights of the shareholders present. 2. Special resolutions stipulated in Article 343 of the Commercial Code require the presence of shareholders representing at least one-third (1/3) of voting rights of all shareholders, and such resolutions must be adopted by a two-thirds (2/3) vote or more of the voting rights present.	(Method of Resolutions) Article 17. Except as otherwise stipulated by law or by these Articles of Incorporation, General Shareholders Meeting resolutions shall be adopted by a majority vote of the voting rights that can be exercised by the shareholders present. 2. Resolutions stipulated in Article 309-2 of the Company Law require the presence of shareholders representing at least one-third (1/3) of voting rights of shareholders who are entitled to exercise voting rights, and such resolutions must be adopted by a two-thirds (2/3) vote or more of the voting rights present.

Present Articles	Proposed amendment
(Exercise of Voting Rights via Proxy)	(Exercise of Voting Rights via Proxy)
Article 15. A shareholder may exercise his or her voting rights via proxies who are also shareholders of the Company with voting rights. In such cases, shareholders using or acting as proxies must submit documentation certifying the concerned proxy rights to the Company.	Article 18. A shareholder may exercise his or her voting rights via an individual proxy who is also a shareholder of the Company with voting rights.
<New Paragraph>	2. Shareholders using or acting as proxies must submit documentation certifying the concerned proxy rights to the Company for each General Shareholders Meeting.
(Minutes)	<Deleted>
Article 16. Minutes shall be written to record the main points and conclusions of the progress of the agenda of General Shareholders Meetings, and said minutes shall be signed and sealed by the chairman and by all Directors in attendance.	
CHAPTER 4: DIRECTORS AND BOARD OF DIRECTORS	CHAPTER 4: DIRECTORS AND BOARD OF DIRECTORS
(Number of Directors)	(Number of Directors)
Article 17. The Company shall have twelve (12) or fewer Directors.	Article 19. The Company shall have twelve (12) orfewer Directors.
(Election of Directors)	(Method of Election of Directors)
Article 18. Directors shall be elected at General Shareholders Meetings.	Article 20. Directors shall be elected at General Shareholders Meetings.
2. Resolutions electing Directors shall be by a majority vote of the voting rights of the shareholders present, who must hold at least one-third (1/3) of all shareholders' voting rights.	2. Resolutions electing Directors shall be conducted by a majority vote of the voting rights of the shareholders present, who must hold at least one-third (1/3) of voting rights of shareholders who are entitled to exercise voting rights.

Present Articles	Proposed amendment
3. The election of Directors shall not be made by cumulative voting.	3. Resolutions to elect Directors shall not be made by cumulative voting.
(Term of Office of Directors)	(Term of Office of Directors)
Article 19. The term of office of Directors shall end at the conclusion of the Ordinary General Shareholders Meeting for the last settlement of accounts term that ends within two (2) years of the date on which the Directors assumed office.	Article 21. The term of office of Directors shall end at the conclusion of the Ordinary General Shareholders Meeting for the last business term that ends within two (2) years of the date on which the Directors were elected.
2. The term of office of Directors appointed to fill vacancies or increase the number of Directors shall be the remaining term of office of the Directors presently in office.	2. The term of office of Directors appointed to increase the number of Directors or fill vacancies shall end at the conclusion of the term of office of the Directors presently in office.
<New Article>	(Representative Directors and Directors with Titles)
	Article 22. The Board of Directors shall elect Representative Directors via resolutions.
	2. The Board of Directors can appoint one Chairman and one President via resolutions
(Board of Directors Meetings)	(Person Authorized to Convene Board of Directors Meetings and Chairman)
Article 20. Board of Directors meetings shall be convened by the President, who shall act as chairman thereat. If the President is unable to act, one of the other Directors shall act in place of the President, in the order previously determined by resolution of the Board of Directors.	Article 23. Except as otherwise stipulated by law, Board of Directors meetings shall be convened by the President, who shall act as chairman.
<New Paragraph>	2. If the President is unable to act, one of the other Directors shall convene Board of Directors meetings and act as chairman thereat in the order previously determined by the Board of Directors.

Present Articles	Proposed amendment
<New Article>	(Notice Convening Meetings of the Board of Directors) Article 24. A notice convening meetings of the Board of Directors shall be sent to each Director and each Corporate Auditor at least three (3) days prior to the date of the meeting. When urgently necessary, however, this period may be shortened.
<New Paragraph>	2. With the unanimous agreement of all Directors and Corporate Auditors, Board of Directors meetings may be held without undergoing the convening procedures.
<New Article>	(Board of Directors Regulations) Article 25. All items regarding the Board of Directors shall be governed by the relevant laws and these Articles of Incorporation as well as the Board of Directors Regulations established at the Board of Directors.
2. A notice convening meetings of the Board of Directors shall be sent to each Director and each Corporate Auditor at least three (3) days prior to the date of the meeting. When urgently necessary, however, this period may be shortened.	<Deleted>
3. The administration and other items regarding the Board of Directors shall be governed by the Board of Directors Regulations established by the Board of Directors.	<Deleted>
(Representative Directors) Article 21. The Board of Directors may appoint a few Representative Directors to represent the Company via resolutions.	<Deleted>

Present Articles	Proposed amendment
(Directors with Titles)	<Deleted>
Article 22. The Board of Directors can appoint one Chairman and one President via resolutions.	
(Directors' Compensation)	(Directors' Compensation, Etc.)
Article 23. Directors' compensation and retirement bonuses shall be determined by resolutions of General Shareholders Meetings.	Article 26. Compensation, bonuses and other financial benefits received by Directors as payment for the execution of their duties (hereafter, "Compensation, Etc.") shall be determined by resolutions of General Shareholders Meetings.
CHAPTER 5: CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	CHAPTER 5: CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS
(Number of Corporate Auditors)	(Number of Corporate Auditors)
Article 24. The Company shall have five (5) or fewer Corporate Auditors.	Article 27. The Company shall have five (5) or fewer Corporate Auditors.
(Election of Corporate Auditors)	(Method of Election of Corporate Auditors)
Article 25. Corporate Auditors shall be elected at General Shareholders Meetings.	Article 28. Corporate Auditors shall be elected at General Shareholders Meetings.
2. Resolutions electing Corporate Auditors shall be by a majority vote of the voting rights of the shareholders present, who must hold at least one-third (1/3) of all shareholders' voting rights.	2. Resolutions electing Corporate Auditors shall be conducted by a majority vote of the voting rights of the shareholders present, who must hold at least one-third (1/3) of voting rights of shareholders who are entitled to exercise voting rights.
(Term of Office of Corporate Auditors)	(Term of Office of Corporate Auditors)
Article 26. The term of office of Corporate Auditors shall end at the conclusion of the Ordinary General Shareholders Meeting for the last settlement of accounts term that ends within four (4) years of the date on which the Corporate Auditors assumed office.	Article 29. The term of office of Corporate Auditors shall end at the conclusion of the Ordinary General Shareholders Meeting for the last fiscal year that ends within four (4) years of the date on which the Corporate Auditors were elected.

Present Articles	Proposed amendment
2. The term of office of Corporate Auditors appointed to fill vacancies shall be the remaining term of office of the retired Corporate Auditors they are replacing.	2. The term of office of Corporate Auditors appointed to fill vacancies for Corporate Auditors who retire before the end of their terms of office shall end at the conclusion of the terms of office of the retired Corporate Auditors they are replacing.
<New Article>	(Full-time Corporate Auditors) Article 30. The Board of Corporate Auditors shall elect full-time Corporate Auditors via resolutions.
<New Article>	(Notice Convening Meetings of the Board of Corporate Auditors) Article 31. A notice convening meetings of the Board of Corporate Auditors shall be sent to each Corporate Auditor at least three (3) days prior to the date of the meeting. When urgently necessary, however, this period may be shortened.
<New Paragraph>	2. With the unanimous agreement of all Corporate Auditors, Board of Corporate Auditors meetings may be held without undergoing the convening procedures.
<New Article>	(Board of Corporate Auditors Regulations) Article 32. All items regarding the Board of Corporate Auditors shall be governed by the relevant laws and these Articles of Incorporation as well as the Board of Corporate Auditors Regulations established at the Board of Corporate Auditors.

Present Articles	Proposed amendment
(Board of Corporate Auditors Meetings) Article 27. A notice convening meetings of the Board of Corporate Auditors shall be sent to each Corporate Auditor at least three (3) days prior to the date of the meeting. When urgently necessary, however, this period may be shortened.	<Deleted>
2. The administration and other items regarding the Board of Corporate Auditors shall be governed by the Board of Corporate Auditors Regulations established by the Board of Corporate Auditors.	<Deleted>
(Full-time Corporate Auditors) Article 28. Corporate Auditors shall appoint a few Full-time Corporate Auditors by mutual election among themselves.	<Deleted>
(Corporate Auditors' Compensation) Article 29. Corporate Auditors' compensation and retirement bonuses shall be determined by resolutions of General Shareholders Meetings.	(Corporate Auditors' Compensation, Etc.) Article 33. Corporate Auditors' Compensation, Etc. shall be determined by resolutions of General Shareholders Meetings.
CHAPTER 6: ACCOUNTS	CHAPTER 6: ACCOUNTS
(Business Term) Article 30. The Company's business term shall begin on April 1 of each year and end on March 31 of the following year, and the Company shall settle its accounts on the last day of each business term.	(Fiscal Year) Article 34. The Company's fiscal year shall be annual, beginning on April 1 of each year and ending on March 31 of the following year.

Present Articles	Proposed amendment
(Profit Distribution)	(Record Date for Surplus Funds Distribution)
Article 31. Profits will be distributed to the shareholders or registered pledgees whose names are entered or recorded in the final register of shareholders for each settlement term.	Article 35. The record date for distribution of the Company's year-end dividends shall be March 31 of each year.
<New Paragraph>	2. In addition to the stipulations of the previous paragraph, the Company can stipulate other record dates and distribute surplus funds.
(Interim Dividends)	(Interim Dividends)
Article 32. The Company can issue cash distributions as stipulated by Article 293(5) of the Commercial Code (hereafter, "interim dividends") by resolution of the Board of Directors to shareholders and registered pledgees whose names are entered or recorded in the final register of shareholders as of September 30 of each year.	Article 36. The Company can issue interim dividends by resolution of the Board of Directors with September 30 of each year as the record date.
(Period of Limitations for Profit Distributions, Etc.)	(Period of Limitations for Dividends)
Article 33. When profit distributions or interim dividends are not claimed within 3 years from the date their payment begins, the Company shall be absolved from its obligation to render said payments.	Article 37. When cash dividend distributions are not claimed within 3 years from the date their payment begins, the Company shall be absolved from its obligation to render said payments.

Proposition No. 3: Election of eight Directors

(Translation omitted)

Proposition No. 4: Election of one Statutory Auditor

(Translation omitted)

Proposition No. 5: Granting of a retirement gratuity to the retiring Director and a gratuity to the Statutory Auditor

(Translation omitted)

-END-

ARS
3-31-06

Consolidated Financial Results for the Fiscal Year Ended March 31, 2006

The summary of this document (unaudited) has been translated from the original Japanese document released on April 24, 2006 for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

Company Name: Promise Co., Ltd.
Stock Code: 8574
(URL: http://www.promise.co.jp/english/ir/)

Stock Listing: Tokyo Stock Exchange
Head Office: Tokyo

President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
TEL: 81-3-3287-1515
Meeting of Board of Directors for Approval of Results: April 24, 2006
Name of Parent Company, Etc: Sumitomo Mitsui Financial Group, Inc. (Stock Code: 8316) and one other company
Ownership of Voting Rights for Parent Company, Etc.: 21.5%
Application of U.S. GAAP: Not applicable

1. Consolidated Financial Results for the Fiscal Year Ended March 2006 (Apr. 1, 2005 – Mar. 31, 2006)

(1) Consolidated Operating Results

(Note: In this report, amounts of less than one million yen are omitted and per share figures are rounded down to two decimal places.)

	Operating income		Operating profit		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Year ended Mar. 31, 2006	381,297	3.1	67,351	(47.5)	70,013	(46.5)
Year ended Mar. 31, 2005	369,860	(5.4)	128,301	46.0	130,821	45.6

	Net income		Net income per share	Diluted net income per share	ROE	Recurring profit to total asset ratio	Recurring profit to operating income ratio
	Millions of yen	%	Yen	Yen	%	%	%
Year ended Mar. 31, 2006	42,046	(44.2)	321.38	—	5.4	4.0	18.4
Year ended Mar. 31, 2005	75,378	81.3	576.04	575.88	10.5	7.5	35.4

Notes: 1. Equity in net gain of affiliated companies
Year ended Mar. 31, 2006: ¥1,260 million
Year ended Mar. 31, 2005: ¥ 399 million
2. Average number of shares
Year ended Mar. 31, 2006: 130,581,375
Year ended Mar. 31, 2005: 130,622,213
3. Change in accounting method: Not applicable
4. Percentages for operating income, operating profit, recurring profit, and net income represent percentage changes from the previous fiscal year.

(2) Consolidated Financial Position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Mar. 31, 2006	1,760,186	776,357	44.1	6,121.14
Mar. 31, 2005	1,785,142	793,986	44.5	5,901.62

Note: Number of shares outstanding
Mar. 31, 2006: 126,819,027
Mar. 31, 2005: 134,514,360

(3) Consolidated Cash Flows

	Net cash provided by operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Year ended Mar. 31, 2006	74,552	(25,801)	(95,729)	63,851
Year ended Mar. 31, 2005	107,742	(14,387)	(83,893)	110,853

(4) Scope of Consolidation and Application of Equity Method

Consolidated subsidiaries: 10
Non-consolidated subsidiaries accounted for by the equity method: —
Affiliates accounted for by the equity method: 1

(5) Changes in Scope of Consolidation and Equity Method

Newly consolidated subsidiaries: —
Subsidiaries excluded from consolidation: —
Newly included companies in equity method accounting: —
Companies excluded from equity method accounting: —

2. Forecast for Fiscal Year Ending March 2007 (Apr. 1, 2006 – Mar. 31, 2007)

	Operating income	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
Six months ending Sept. 30, 2006	191,434	39,900	23,500
Year ending Mar. 31, 2007	386,756	86,400	51,600

Reference: Projected net income per share for the fiscal year ending Mar. 31, 2007: ¥406.06

Notes:
1. Projected net income per share for the fiscal year ending Mar. 31, 2007 is calculated based on projected average number of shares of 126,819,027.
2. The above forecasts are based on information currently available to the Company at the time of the release of this report. Actual results could differ materially from projections due to various factors.

Appendix

1. Company Profile

(1) The Promise Group consists of Promise Co., Ltd., 10 consolidated subsidiaries, 5 non-consolidated subsidiaries, 2 affiliated companies (including 1 accounted for by the equity method of consolidation), and 2 associated companies. The Group's principal business activities and the operations of each subsidiary and affiliated company are described below.

Financing Business

The financing business is the Promise Group's principal business. It mainly involves the direct provision of both unsecured and unguaranteed small-lot loans (i.e., the consumer finance business) to general consumers based on simplified credit analysis.

The Group is constructing a system that will enable it to provide comprehensive consumer loan services to a wide range of customers. In Japan, Promise Co., Ltd., QUOQLOAN INC. (consolidated subsidiary), Sun Life Co., Ltd. (consolidated subsidiary), At-Loan Co., Ltd. (consolidated subsidiary) and MOBIT CO., LTD. (equity-method affiliate) operate consumer loan businesses.

Overseas, PROMISE (HONG KONG) CO., LTD. (consolidated subsidiary) and PROMISE (THAILAND) CO., LTD. (subsidiary) operate a consumer loan business.

Promise, At-Loan and MOBIT also provide guarantees on loans made by financial institutions to individuals. PAL Servicer Co., Ltd. (consolidated subsidiary) operates a loan management and collection business.

Notes: 1. Plat Corporation changed its name to QUOQLOAN INC., effective June 13, 2005.
2. PROMISE (THAILAND) CO., LTD., was established on March 19, 2004, and commenced operations on October 3, 2005.

Other Businesses

In addition to the aforementioned businesses, the Promise Group leverages the know-how cultivated in its core consumer finance business to develop finance-related businesses.

PAL Life Co., Ltd. (consolidated subsidiary) operates a real estate business, centered on the Pal Building, for the collection of rents for tenant-occupied buildings. PAL Life also provides a variety of services, including travel arrangements, to Group companies.

Net Future Co., Ltd. (consolidated subsidiary) provides telemarketing services to Group companies. STC Co., Ltd. (consolidated subsidiary) provides computer system design, operation, and management to Group companies.

Overseas, in Taiwan, PROMISE (TAIWAN) Co., Ltd. (consolidated subsidiary) provides credit appraisal and analysis for loans and purchase of claimable assets services to a local bank. In addition, Liang Jing Co., Ltd. (consolidated subsidiary) operates a loan management and collection business.

Categorized under associated companies, Sumitomo Mitsui Banking Corporation runs its own banking business while Sumitomo Mitsui Financial Group, Inc. performs business management and related businesses for its associated companies.

The names and business descriptions of other affiliated companies are listed below.

[Domestic subsidiary]	[Business description]
All Japan Information Center Co., Ltd.	Holding of securities
INSITE Co., Ltd.	Purchase and sale, rental, agency, arrangement, management of real estate

[Overseas subsidiaries and affiliated company]	[Business Description]
PROMISE (EUROPE) S.A.	Management of golf courses
PAL Investment (Cayman) Co., Ltd.	Investment in China (NANJING SHENZHOU SEED INDUSTRY CO., LTD.)
NANJING SHENZHOU SEED INDUSTRY CO., LTD.	Production, processing, and sales of agricultural seeds

(2) Promise Group Organization



Financing Business
Other Businesses
(Domestic companies)
Promise Co., Ltd.
(The Company)
QUOQLOAN INC.
(Consolidated subsidiary)
Sun Life Co., Ltd.
(Consolidated subsidiary)
At-Loan Co., Ltd.
(Consolidated subsidiary)
MOBIT CO., LTD.
(Equity-method affiliate)
PAL Servicer Co., Ltd.
(Consolidated subsidiary)
Business support
PAL Life Co., Ltd.
(Consolidated subsidiary)
Telemarketing
Net Future Co., Ltd.
(Consolidated subsidiary)
System development
STC Co., Ltd.
(Consolidated subsidiary)
All Japan Information Center Co., Ltd.
(Subsidiary)
Business alliance
Sumitomo Mitsui Banking Corporation
(Associated company)
Sumitomo Mitsui Financial Group, Inc.
(Associated company)
(Overseas companies)
PROMISE (HONG KONG) CO., LTD.
(Consolidated subsidiary)
PROMISE (THAILAND) CO., LTD.
(Subsidiary)
Liang Jing Co., Ltd.
(Consolidated subsidiary)
PROMISE (TAIWAN) Co., Ltd.
(Consolidated subsidiary)
PROMISE (EUROPE) S.A.
(Subsidiary)
PAL Investment (Cayman) Co., Ltd.
(Subsidiary)
NANJING SHENZHOU SEED INDUSTRY CO., LTD.
(Affiliated company)
Customers
Customers

(3) Status of Consolidated Subsidiaries

Name	Location	Capital	Principal business	% of voting rights	Related information				Notes
					Directors	Capital support	Business dealings	Leased facilities	
QUOQLOAN INC.	Kita-ku, Osaka	¥5,434 million	Consumer finance	85.00	8 (5)	Debt guarantees and loans	ATM and other network tie-ups	Offices	1
Sun Life Co., Ltd.	Takamatsu, Kagawa Prefecture	¥185 million	Consumer finance	100.00	5 (3)	Loans	ATM network tie-up	Offices	—
At-Loan Co., Ltd.	Minato-ku, Tokyo	¥10,912 million	Consumer finance	50.00	4 (3)	—	ATM and other network tie-up and guarantees on unsecured loans	—	2
PAL Servicer Co., Ltd.	Chiyoda-ku, Tokyo	¥500 million	Loan management and collection	100.00	6 (4)	Loans	—	Offices	—
PAL Life Co., Ltd.	Chiyoda-ku, Tokyo	¥3,000 million	Management of leased real estate	100.00	6 (3)	Loans	—	Offices	—
Net Future Co., Ltd.	Chiyoda-ku, Tokyo	¥300 million	Telemarketing, ATM management / administration	100.00	5 (3)	—	—	Offices	3
STC Co., Ltd.	Chiyoda-ku, Tokyo	¥90 million	Computer system design, operation, and management	100.00	4 (2)	—	—	Offices	3
PROMISE (HONG KONG) CO., LTD.	Hong Kong	HK$45,000 thousand	Consumer finance	100.00	3 (3)	Debt guarantees	—	—	—
Liang Jing Co., Ltd.	Taipei, Taiwan	NT$290,000 thousand	Loan management and collection	100.00	3 (2)	—	—	—	—
PROMISE (TAIWAN) Co., Ltd.	Taipei, Taiwan	NT$250,000 thousand	Credit appraisal and analysis for loans and purchase of claimable assets	70.00	3 (2)	Debt guarantees	—	—	—

Notes: 1. Plat Corporation changed its name to QUOQLOAN INC., effective June 13, 2005. On October 3, 2005, QUOQLOAN made a third-party allocation to QUOQ Inc., increasing its capital to ¥5,434 million and reducing Promise's percentage of voting rights to 85.00%.
2. Of the above subsidiaries, At-Loan Co., Ltd. is a specified subsidiary.
3. Net Future Co., Ltd., and STC Co., Ltd., merged on April 1, 2006 with Net Future as the continuing company.
4. The figure in parentheses under Directors represents the number of directors serving in concurrent positions.

(4) Status of Equity-Method Affiliate

Name	Location	Capital	Principal business	% of voting rights	Related information				Notes
					Directors	Capital support	Business dealings	Leased facilities	
MOBIT CO., LTD.	Shinjuku-ku, Tokyo	¥20,000 million	Consumer finance	50.00 (5.00)	5 (2)	—	ATM network tie-up	—	—

Notes: 1. The figure in parentheses under % of voting rights represents the percentage of indirectly owned voting rights.
2. The figure in parentheses under Directors represents the number of directors serving in concurrent positions.

(5) Status of Affiliated Companies

Name	Location	Capital	Principal business	% of voting rights	Related information			
					Directors	Capital support	Business dealings	Leased facilities
Sumitomo Mitsui Financial Group, Inc. (Note 1, 2)	Chiyoda-ku, Tokyo	¥1,420,877 million	Holding company	21.50 (21.50)	—	—	—	—
Sumitomo Mitsui Banking Corporation (Note 2)	Chiyoda-ku, Tokyo	¥664,986 million	Banking	21.50	—	—	Loan-related and deposit-related transactions and guarantees of unsecured loans	—

Notes: 1. The figure in parentheses under % of voting rights represents the percentage of indirectly owned voting rights.
2. The company has submitted a Securities Report.

2. Management Policies, Business Results and Financial Condition, Business Risks

(1) Management Policies

1) Basic Management Policies

The Promise Group's corporate philosophy is to "Support affluent lifestyles and aim to be a trusted corporate citizen"; "Target appropriate profit levels through efficient management and seek to achieve sustainable growth"; and "Be appreciated by customers and cooperate with society to realize mutual harmony and benefit together with employees." Guided by our ethical and legal compliance efforts, we pursue our business with the intention of living up to the trust and expectations of our customers and other stakeholders.

Based on our recognition of the importance of maximizing corporate value by increasing our social contribution through higher levels of customer satisfaction and efforts to prevent multiple debt among consumers, we have committed our full efforts Groupwide to realizing the Promise Vision.

The Promise Vision is a paradigm for the Company to specialize in the consumer finance business and to focus on businesses that evolve in tandem with customer needs and the times. The Promise Vision is also a roadmap for evolution from lender-borrower relationships to advisor-client relationships. Through such initiatives, Promise aims to evolve into a personal main bank that can provide financial support and advice to customers on a one-to-one basis.

Competition in the consumer finance market has further intensified, spilling over the lines of demarcation between industries and types of businesses. The Promise Group intends to build a strong business base through the formation of a high-quality consumer loan portfolio while targeting sustainable growth by accurately responding to changes in the business environment or the times.

2) Dividend Policy

The Promise Group considers returning a portion of profits to shareholders on a stable and continuous basis to be an issue of the highest priority.

The Promise Group will work to improve earnings by drawing on a solid business foundation formed by high-quality assets and promoting business alliances and will return profits in accordance with shareholder expectations while maintaining a strong financial condition and retained earnings.

In view of the market environment, the Company's policy regarding the use of retained earnings is to strengthen the Group's business structure through effective investment in such areas as product development, information technology, human resource development, and new business development by pursuing strategic business alliances to achieve growth in earning power, corporate worth, and, by extension, shareholder value.

As one means of returning profits to shareholders, Promise has introduced a special benefit plan for shareholders, which received a favorable reception.

3) View and Policy on Reduction of Investment Unit for Shareholders

With the goal of expanding its shareholder base and increasing the liquidity of its shares, Promise reduced the investment unit for its shares to 50 in August 2002.

The Company will consider further decreases in the investment unit based on the stock price level, change in shareholder composition, stock trade situation, and cost-effectiveness and will act accordingly.

4) *Business Performance Indicators*

Reflecting its goals of improving business efficiency and maintaining high profitability, the Promise Group gives high priority to return on assets (ROA) and return on equity (ROE) as a business performance indicator and targets improvement in this figure.

5) *Medium- and Long-Term Business Plan*

Working toward realizing the goals of the Promise Vision, the Promise Group is seeking to expand its core consumer finance business based on its full-line interest rate strategy and through its business alliance with Sumitomo Mitsui Financial Group, Inc. (SMFG) and to establish a medium-to-long-term earnings base.

Promise's full-line interest rate strategy aims to address the cash needs of a broad base of consumers by offering different brands within the Promise Group, each with a different interest rate range. Under the business alliance with SMFG, the Cascade Scheme has been introduced to link three brands of loans: Sumitomo Mitsui Banking Corporation (interest rates 8-12%), At-Loan Co., Ltd. (interest rates 15-18%), and Promise (interest rates 18-25.55%). Offering a comprehensive range of credit, simultaneous application for multiple loan brands, and cross-selling, this scheme enables further improvements in efficiency and effectiveness. By combining the Cascade Scheme with the existing products of MOBIT CO., LTD. (interest rates 15-18%) and QUOQLOAN INC., which changed its name from Plat Corporation in June 2005, and Sun Life Co., Ltd. (interest rate 29.2%), the Promise Group plans to expand its customer base by leveraging its broad range of interest rates.

Moreover, through the business alliance, the Promise Group will expand into peripheral financial businesses. The Group is aiming to grow its loan guarantee services, debt collection services, and other businesses as well as considering other alliance businesses with SMFG, such as collaboration in the area of small business loans.

To achieve growth in its overseas operations, Promise is expanding the businesses of PROMISE (HONG KONG) CO., LTD. (consumer finance) and PROMISE (TAIWAN) Co., Ltd. (loan guarantees). In addition, Promise has entered Thailand's consumer finance market with the establishment of PROMISE (THAILAND) CO., LTD. The Company will continue researching new markets throughout Asia, with a view to developing new earnings bases.

6) *Major issues facing the Company*

Against the backdrop of deregulation, greater use of information technology, globalization, and the graying of society, competition is intensifying and reorganization progressing in a variety of fields. In the consumer finance industry, the environment has become even more competitive along with business alliances that go beyond the borders of industry and business categories as well as new entrances into the market.

Under these circumstances, the Promise Group recognizes that it must address certain issues in order to achieve heightened competitiveness and stable earnings. The Group sees these issues as including the early realization of the benefits of the business alliance with SMFG and the expansion and improvement of its business base through the strengthening of sales capabilities, and the upgrading of efficiency. The Group is working steadily toward the achievement of those goals.

The overall industry faces important issues that cannot be ignored, such as multiple indebtedness and the sudden increase in interest repayments due to loan restructuring through legal proceedings. The Promise Group is working to solve these issues to both protect its customers and to enable the sound development of the overall consumer finance industry.

7) Items regarding Parent Company, Etc.

[1] Name of Parent Company, Etc.

(As of March 31, 2006)

Parent company, etc.	Category	Ownership of Promise voting rights by parent company, etc. (%)	Stock exchanges on which the parent company, etc.'s stocks are listed
Sumitomo Mitsui Financial Group, Inc.	Categorized as other company when listed company is the affiliate of the other company	21.50 [21.50]	First Section: Tokyo Stock Exchange, Inc. Osaka Securities Exchange Co., Ltd. Nagoya Stock Exchange, Inc.
Sumitomo Mitsui Banking Corporation	Categorized as other company when listed company is the affiliate of the other company	21.50	None

Note: The figure in parentheses under Ownership of Promise voting rights by parent company, etc., indicates percentage of indirect ownership.

[2] Among Parent Company, Etc., the Company Considered to Have the Greatest Impact on the Listed Company and the Reason

Name of company considered to have the greatest impact on the listed company	Reason
Sumitomo Mitsui Financial Group, Inc.	Sumitomo Mitsui Banking Corporation, which owns Promise's share, is a wholly owned subsidiary of Sumitomo Mitsui Financial Group, Inc.

[3] Positioning of the Listed Company to the Corporate Group of the Parent Company, Etc., and Its Relationship with the Parent Company, Etc., and Other Listed Companies

Promise Co., Ltd., is an equity-method affiliate of the Sumitomo Mitsui Financial Group, Inc. (SMFG), accounted for by the equity method. SMFG holds 21.50% (indirect ownership) of the voting rights of Promise Co., Ltd.

Based on the fundamental business alliance agreement between Promise and SMFG, the two partners are endeavoring to offer quality products and services that integrate their brand power and know-how. In addition, the partners are strengthening their relationship in the consumer finance business through the exchange of personnel mainly in their joint businesses. One of Promise's directors is from the Sumitomo Mitsui Banking Corporation.

However, the business alliance in the consumer finance business has been formed based on the premise of the two partners operating joint businesses on an equal footing, and Promise maintains its self-determination and independence as a listed company in its business policies, strategies, and management.

[4] Items regarding Transactions with the Parent Company, Etc.

For the major transactions with the parent company, etc., please see "Footnotes to Transactions between Related Parties" in the financial statements.

(2) Business Results and Financial Condition

1) Overview of the Fiscal Year Ended March31, 2006 and Business Results

During the fiscal year under review, there were some positive signs in the Japanese economy as it continued to make a mild recovery. Capital investment expanded, reflecting a recovery in corporate earnings, and the employment environment also improved. However, the effects of the economic recovery varied by company size, business sector, and region and such concerns as the soaring price of crude oil and exchange rate trends remained.

Moreover, the direction of Japan's consumer finance market, Promise's core market, remained unclear. Competition further intensified due to market entrances by business alliances that crossed over business sector or category borders. Although the number of applications for personal bankruptcy remained in a downward trend, the number of legal proceedings by lawyers and courts for debt restructuring rose. Furthermore, the unemployment rate among young people, Promise's main customer base, continued to be high.

Under this business environment, the Promise Group has set the key issues as achieving an early realization of the benefits of the business alliance with SMFG and expanding and upgrading its business base through the strengthening of its sales capabilities and upgrading business efficiency. While working to introduce new measures and achieve business efficiency, primarily in its consumer finance business, the Group is also striving to develop a new base of customers.

Results for the fiscal year ended March 31, 2006 by business are as follows.

[1] Financing Business

In the Promise Group's core consumer finance business, financing business performance increased due to the inclusion of At-Loan Co., Ltd. as a newly consolidated subsidiary at the end of the previous fiscal year. As a result, for the fiscal year under review, operating income from financing business totaled ¥372,111 million, up 3.5%, or ¥12,540 million, from the previous fiscal year.

The major policies undertaken in the fiscal year ended March 31, 2006 are outlined below.

(Progress of Strategic Business Alliances)

With the agreement with SMFG as the core, the Promise Group is pursuing its strategic business alliances. By integrating its accumulated know-how and the strengths of its strategic alliance partners, the Group is striving to expand its customer base and to increase the degree of convenience for its customers.

In April 2005, Promise Co., Ltd., began offering consumer loans under the Cascade Scheme jointly with its partners SMBC and At-Loan Co., Ltd. Promise Co., Ltd., provides overall support for the Cascade business, from the credit provision system to the management and collection of loans in arrears. At the end of March 2006, the three partner companies had a total of approximately 163 thousand customer accounts under the scheme for an overall consumer loan outstanding balance of ¥106,469 million.

In December 2005, Promise reached an agreement on a business and capital alliance with Index Corporation, a company with advanced technical capabilities in the mobile field. The purpose of the alliance is to improve Promise's capabilities in the mobile financial transaction field, which is expected to further expand in future, and to strengthen Promise's customer acquisition abilities. Through a joint venture set up by the two companies, the partners will set up a highly convenient mobile Web site and develop a mobile cashing service.

Through a business and capital alliance with SMFG's installment sales finance company QUOQ Inc., Plat Corporation changed its name to QUOQLOAN as of June 2005. The company began a loan business under the alliance and is working to expand.

(Expansion of loan guarantee business)

Promise Co., Ltd., is integrating its credit know-how developed over the years in the consumer finance industry with the brand power and customer bases of its alliance partners in the banking industry to develop a loan guarantee business. Through these efforts, Promise is seeking to establish a new profit base.

In April 2005, Promise took over the loan guarantee services being provided by At-Loan Co., Ltd., to the Minato Bank, Ltd., and the Nagano Bank, Ltd., The Company also commenced providing loan guarantee services for the loans made by SMBC and At-Loan under the Cascade business. Through business tie-ups, Promise is now supplying loan guarantee services to 11 companies.

Moreover, in December 2005, Promise expanded the scope of its business tie-up with Japan Net Bank, Limited (JNB), starting to provide loan guarantee services for JNB's new product "Consolidate Your Loans into One Loan" and offering a joint service enabling customers to apply for a JNB account at the same time they apply for Promise's Free Cashing Service.

As a result, at the end of March 2006, supported by a large contribution from the growth of the Cascade business, Promise Co., Ltd.'s guaranteed loans outstanding totaled ¥163,599 million (including a consolidation elimination amount of ¥86,056 million between Promise and At-Loan).

(Improving loan portfolio quality)

The Promise Group works to improve the quality of its loan portfolio by establishing a strong bond of trust with each customer based on thorough compliance and communication.

Promise has introduced a certification system for its employees in its loan management operations. Employees in charge of loan management are obliged to gain expertise and improve their counseling abilities through training courses and on-the-job training and are required to maintain thorough compliance. In addition, Promise has created Loan Collection Guidelines to set self-regulatory standards. These standards have been made known throughout the Company and are strictly enforced.

In April 2005, in response to the sudden increase in restructured loans and loan losses through legal interventions by lawyers and others, Promise separated its integrated loan management center, the Western Region Collection & Research Dept. and Eastern Region Collection & Research Dept., to strengthen its response capabilities and business efficiency.

In addition, Promise's loan management know-how is being put to use by its consumer finance group companies. By revising its loan management system as needed, the Company is striving to strengthen its lending system and improve the quality of its loan portfolio.

(Expanding business channel network)

Promise is making efforts to expand its services using IT and business alliances for the purposes of acquiring new customers and increasing the level of satisfaction of existing ones.

In our contract sales channels, we are proceeding with the installation of our *Chosoku* loan processing machines, which enable loan applications in a short period of time. At the end of March 2006, a total of 1,013 of these terminals had been installed, including installation in am/pm convenience stores from August 2005. Moreover, Promise is approaching customers visiting SMBC's branches through the new type of automatic contract machines (ACM) jointly developed with SMBC for the Cascade Scheme Business that SMBC is installing in its branches. These ACMs can handle and process loan applications for each company (SMBC, At-Loan, and Promise) as well as simultaneously for the three companies. At the end of March 2006, 553 of these machines had been installed.

As a result of our efforts to expand our business tie-ups with financial institutions, etc., for cash deposit channels, at March 31, 2006, we had tie-ups with 416 institutions. Include Promise ATMs, our cash deposit network included 126,117 locations (1,694 Promise ATMs, 108,762 tie-up ATMs and CDs, and 15,661 convenience stores). This is the largest such network in the industry.

In November 2005, under our business alliance with JNB, we began three new services related to loans and loan repayment. Our *Koufuri* service allows customers with JNB bank accounts to make loan repayments directly from those accounts. Our *Shunfuri* service, on the other hand, provides rapid loan services around the clock 365 days of the year. Finally, the *Daifuri* service, allows customers to have newly approved loans transferred directly to bank accounts specified by them. In addition to these services, we expanded the number of financial institutions that support our Internet Repayment Service, an Internet banking-based instant repayment system. Through these and other efforts, we are expanding and improving our Internet services, an area that has been growing in recent years. Furthermore, at manned branches and other branches in our existing network, we are taking steps to strengthen our sales capabilities and improve cost efficiency by consolidating branches or changing their format.

At the same time, Promise is seeking to improve management efficiency, reduce its sales channel costs, and improve and expand existing services by sharing its sales infrastructure, such as ATM and automated contract machine networks, with the overall Promise Group. In addition, Promise is also sharing the *Chosoku* machines being installed in am/pm convenience stores with At-Loan.

[2] Other Businesses

Targeting the expansion of its earnings base, Promise is utilizing its business resources to develop an open network alliance business for its ATMs. The open network alliance business has prospered, with business tie-ups at the end of March 2006 increasing to 36 companies, comprising 2 credit card companies, 9 installment sales finance companies, and 25 consumer finance companies (including 4 Promise Group companies).

Furthermore, peripheral financial businesses, such as the telemarketing business of Net Future Co., Ltd. and computer system development for financial institutions provided by STC Co., Ltd. (STC was merged into Net Future in April 2006), have also expanded their earnings bases by acquiring new customers outside the Promise Group.

During the fiscal year under review, revenues from other businesses declined ¥1,103 million, or 10.7% from the previous fiscal year, to ¥9,186 million. The decrease could be attributed to the end of our installment sales finance business in Taiwan and reduced orders outside the Group due to heightened domestic competition.

Consequently, total operating income increased ¥11,437 million, or 3.1% year on year, to ¥381,297 million, supported by the inclusion of At-Loan as a newly consolidated subsidiary. However, in addition to the increase in expenses for loan losses and for new consolidations, a rise in interest repayments and the setting up of a reserve for losses on interest repayments pushed down recurring profit by ¥60,808 million, or 46.5% year on year, to ¥70,013 million. Net income, therefore, amounted to ¥42,046 million, down ¥33,331 million, or 44.2% year on year.

2) *Financial Position*

Assets, liabilities, and shareholders' equity at the end of the fiscal year ended March 31, 2006 are as follows.

Total assets	¥1,760,186 million	(down 1.4% from March 31, 2005)
Shareholders' equity	¥776,357 million	(down 2.2% from March 31, 2005)
Shareholders equity ratio	44.1%	(down 0.4 percentage points from March 31, 2005)

Total assets at the end of fiscal 2006 decreased ¥24,956 million from the end of the previous fiscal year, to ¥1,760,186 million. Factors contributing to this decline were a ¥18,652 million drop in the consumer loans outstanding of our unsecured loan business, the core business of the Promise Group; and a ¥33,845 million contraction in short-term loans. As a result, surplus funds were appropriated for the repayment of borrowings and redemption of corporate bonds. In addition, Promise began to write off the consolidation account for At-Loan Co., Ltd., which was consolidated for the first time at the end of the previous fiscal year.

Total liabilities declined ¥8,533 million, to ¥971,768 million, reflecting a ¥21,472 million decline in borrowing and restraint in corporate bond issuance. On the other hand, the Company raised ¥20,000 million in short-term funds through the issue of commercial paper. Among major items, Promise set up a ¥23,970 million reserve for losses on interest repayments.

Shareholders' equity contracted ¥17,628 million. Although growth in retained earnings and an increase in net unrealized gain on securities produced a ¥35,886 million rise in shareholders' equity, the acquisition of ¥54,632 million of treasury stock result in the overall decline.

Consolidated cash flows for the fiscal year ended March 31, 2006 are as follows:

Cash and cash equivalents at the end of the period under review were down ¥47,002 million, or 42.4% from the end of the previous fiscal year, to ¥63,851 million.

Net cash provided by operating activities amounted to ¥74,552 million. This figure can mainly be attributed to ¥71,331 million in income before income taxes and minority interests, ¥23,970 million in reserve for losses on interest repayments, ¥21,214 million in decrease in consumer loans receivable: Principal, and ¥44,778 million in income taxes paid.

Net cash used in investing activities amounted to ¥25,801 million. Major factors included ¥15,226 million in payment for purchase of investments in securities, ¥6,289 million in payment for purchase of property and equipment and ¥5,059 million in payment for purchase of intangible fixed assets, such as computer software.

Net cash used in financing activities amounted to ¥95,729 million. This amount primarily consisted of repayments of borrowings and a ¥55,180 million increase in treasury stock.

3) *Outlook for Fiscal Year Ending March 31, 2007*

The outlook for the Japanese economy is for overall favorable corporate performance. However, the business environment is expected to remain severe because of concern over rising funding costs due to an upswing in market interest rates, the high rate of unemployment among young people, a widen gap in personal income, and the increase in legal proceedings for loan restructuring by lawyers.

Under these circumstances, the Company will continue to give priority to the issues of early realization of the benefits of the business alliance with SMFG and the expansion and improvement of its business base through the strengthening of sales capabilities, and the upgrading of efficiency.

To those ends, the Promise Group plans to expand its loan guarantee business through business alliances, centered on the Cascade business, and its "servicer" businesses in the peripheral financial business. In addition, the Group is looking at the potential of establishing business that the Group is currently investigating, working to expand its business. The Group continues to emphasize improving loan quality and deploying a full-line interest rate strategy that is aimed at meeting the funding needs of a diverse consumer base. In doing so, the Group aims to diversify its risk exposure while increasing its loan balance. In addition to working to expand and improve services to realize the concept of "Promise is number one in the minds of customers," the Company will focus on thorough compliance, optimization of its business channels and organization, target low-cost operations, and establish and strengthen its risk management organization.

For the fiscal year ending March 31, 2007, the Company is forecasting operating income of ¥386,756 million, an increase of 1.4% from the previous fiscal year. Recurring profit is expected to rose 23.4%, to ¥86,400 million, while net income is projected to increase 22.7%, to ¥51,600 million.

Note: Figures in the sections "Management Policies" and "Business Results and Financial Condition" do not include consumption tax.

(3) Business Risks

The following is a discussion of the major factors thought to have an impact on the business, performance, and financial condition of the Promise Group. Matters that may not necessarily be equivalent to risk but are deemed important for investment decisions and a better understanding of the Group's business activities have also been included from the point of view of providing greater disclosure for investors.

Cognizant of the potential risks described below, the Promise Group takes steps to prevent these risks from materializing and to respond promptly when problems arise. However, it should be noted that the risks described below may not represent complete coverage of the risks faced by the Group. Forward-looking statements contained in the following text are based upon assessments made as of March 31, 2006.

1) Regulatory Risk regarding Restrictions on Interest Rates on Loans

1. Risk of reduction in interest rates allowed under the Capital Subscription Law

The maximum interest rate under the Law Concerning Control on Acceptance of Capital Contributions, Deposits and Interest (hereinafter termed the "Capital Subscription Law") is 29.2%. All of the Group's consumer finance companies in Japan lend money at interest rates at or below this ceiling. However, Article 12, Paragraph 2 of the supplementary provisions of the Partial Revision Law regarding the Money Lending Business Control and Regulation Law and Law Concerning Control on Acceptance of Capital Contributions, Deposits and Interest (hereinafter termed the "Money Lending and Capital Subscription Partial Revision Law"), which was announced on August 1, 2003, states that the ceiling on interest rates stipulated in Article 5, Paragraph 2 of the Capital Subscription Law shall be reviewed as necessary about three years after the enforcement of the Money Lending and Capital Subscription Partial Revision Law. If the maximum interest rate is revised to a figure lower than the current one, this may have a negative impact on the business and performance of the Promise Group.

2. Risk of Interest in Excess of the Interest Rate Restriction Law

A portion of this maximum interest rate for the consumer finance companies of the Promise Group is in excess of the maximum interest rate chargeable stipulated in Article 1, Paragraph 1 of the Interest Rate Restriction Law (allowed annual rates on loans with principal of less than ¥100,000, 20%; with principal of ¥100,000 or more but less than ¥1,000,000, 18%; with principal of ¥1,000,000 or more, 15%). Under Article 1, Paragraph 1 of the Interest Rate Restriction Law, interest rate agreements on consumer loans made for commercial purposes for this portion are invalid.

Moreover, the transaction will be deemed a valid repayment of interest on the debt regardless of the provisions of Article 1, Paragraph 1 of the Interest Rate Restriction Law under the following situation: if the debtor complies with all the requirements of voluntarily paying the excessive portion as interest according to Article 43 of the Money Lending Business Control and Regulation Law (hereinafter termed the "Regulatory Law"); if the moneylenders delivers the written documents stipulated in Article 17 of the Regulatory Law at the time of concluding the loan agreement, and issue the receipt as stipulated in Article 18 of the same law immediately on payment.

Nevertheless, on June 1, 2000, the Financial Services Agency revised its business guidelines for the industry, placing a stricter obligation on operators to supply borrowers with proper documentation.

In the worst case scenario, it is possible that the items in written documents exchanged with borrowers when an ATM of a tie-up network is used or the written documents exchanged with borrowers when a bank transfer is made could be deemed in violation of the law, which might make it necessary to revise the Promise Group's business. Moreover, since customers can borrow money as many times as they wish using revolving loans as long as they stay within a certain upper limit and repay any amount as long as the amount is above a predetermined minimum, the consumer loan companies of the Promise Group have traditionally omitted the number and amounts of repayments from their written documents. However, in accordance with a Supreme Court decision handed down in December 2005, consumer finance companies are now required to put a fixed number of payments and amounts in the written documents they give to customers at the time of additional loans even if it is a revolving loan. In addition, in January 2006, a ruling was made deeming invalid the special loan clause allowing consumer loan companies to require a lump sum repayment of the outstanding loan balance when installment payments are missed. The ruling stated that requiring the payment of amounts in excess of the legal interest rate under the Interest Rate Restriction Law was in practice involuntary, and therefore did not qualify as an application of the "voluntary payment of interest" stipulated in Article 43 of the Regulatory Law. In addition, a ruling deemed invalid Article 15, Item 2 of the enforcement rules of the Regulatory Law that allowed the substitution of the contract number for the date of the contract date on the receipt because it exceed the scope of the authority of the law. Promise takes this legal decision seriously, and intends to respond as much and as quickly as possible.

Furthermore, along with the increase in legal processes for loan restructuring by lawyers and judicial scriveners, there has been a steady increase in claims for repayment of the portion of interest paid in excess of the interest rates stipulated by the Interest Rate Restriction Law Interest. Interest repayments by the Promise Group totaled ¥14,440 million in the fiscal year under review. Based on the impact of the recent series of decisions by the Supreme Court, Promise set up reserve for losses on interest repayments starting in the fiscal year under review. In future, the reserve will be used to deal with expected interest repayment risk. Nevertheless if the interest repayment amount exceeds the expected amount or if the ongoing revision of related laws should not be in the Group's favor, interest repayments could have a significant negative impact on the Promise Group's performance.

2) *Regulatory Risk regarding Business Restrictions under the Regulatory Law*

The consumer finance companies of the Promise Group have been registered as operators as stipulated in Article 3 of the Regulatory Law and are governed by the various business regulations of that law (prohibition of excessive lending, disclosure of loan conditions, publicizing of loan conditions, prohibition of exaggerated advertising, exchange of written documentation, exchange of receipts, booking of loans, restrictions on obtaining a blank power of attorney, restrictions on loan collection activities, return of loan agreement, disclosure of official registration details, restrictions on resale of loans).

As the regulator of the consumer finance industry, the Financial Services Agency has the power to take administrative measures, including suspension of the operations or a portion of the operations of an operator that has violated the laws or regulations and cancellation of the operator's registration.

The moneylenders associations of each prefecture and the Federation of Moneylenders Association of Japan also have self-regulatory rules to ensure sound lending, loan collection, and advertising. The companies of the Promise Group comply with these rules.

Despite the Group's efforts to comply with regulations, in the event that some violation triggered administrative measures by the regulator or business became more restricted as a result of a change due to a revision of laws, the performance of the Promise Group or future business development could be affected.

3) *Risk regarding Multiple Indebtedness Problem and Loans Made to Consumers*

In recent years, against the backdrop of the economic conditions in Japan and the establishment of a legal framework for consumer debt relief (passing of the Designated Mediator Law and the individuals for Civil Rehabilitation Laws and the revision of the Judicial Scrivener Law), increases in multiple indebtedness among individuals (including customers of the Promise Group) and in the number of individuals seeking legal protection from creditors under personal bankruptcy laws have become social issues.

In response to these issues, in January 1997, the consumer finance industry formed the Liaison Group of Consumer Finance Companies to carry out activities to enlighten and educate consumers and to financially support various related counseling services.

Furthermore, in March 2006, the five companies that form the core of the Liaison Group of Consumer Finance Companies plus two other companies announced three initiatives, "Supporting Sound Management of the Household Budget," "Information for Safe and Convenience Use," and "Working to Build a Safety Net," as voluntarily efforts to address the multiple indebtedness issue. Promise is committed to implementing these initiatives to achieve a healthier market.

The Promise Group also uses data from consumer credit associations and its own credit appraisal system to evaluate the loan repayment capability of customers and continues to regularly revise credit limits after the loan has been made. Based on this system, the Group avoids excessive credit risk and seeks to prevent an increase in multiple indebtedness among individuals and curtail the occurrence of uncollectible loans. Furthermore, the Group provides for expected future credit losses by booking a provision for uncollectible loans as necessary in view of calculations based on such details as the historical default rate and the balance of loans outstanding.

In spite of these precautions, should economic conditions suddenly deteriorate or the quality of loans suddenly worsen due to changes in the legal system or the numbers of people applying for bankruptcy or legal arbitration increase, such as intervention by lawyers, loan losses would increase and could impact on the performance of the Promise Group.

4) *Risk regarding Handling of Personal Information and the Information Privacy Law*

Because the core business of the Promise Group is consumer finance in which the Group provides loans based on the credit standing of customers, the Group is a member of personal credit information bureaus and can access bureau databases. In addition, information received from customers for the purpose of credit evaluation is stored in Promise's databases and shared in-house.

The Promise Group treats this personal data as highly confidential information and takes appropriate steps to protect it and ensure its proper use. The Group has a thorough security system to prevent external break-ins and has also introduced an IC card and fingerprint recognition security system for all information terminals. Among other preventative measures, the Group sets restrictions on access to personal data, maintains a record of database access, and disallows the use of such memory media as CD-Rs that could be taken off the premises. Moreover, the Group has a variety of rules, produces guidance manuals, carries out thorough compliance training, and takes other preemptive steps to prevent the leakage of information from within the Group.

Nevertheless, if for some reason a problem were to arise because of the leakage of customer information, the repercussions could adversely affect the Promise Group's performance and business development.

On April 1, 2005, the law protecting the privacy of personal information came into force in full. Under this law, businesses handling personal information (major companies of the Promise Group fall into this category) are obliged to make certain reports to the authority if deemed necessary. For violations of this obligation, the minister of the main authority is empowered to advise or command that necessary measures be taken if they are recognized to be in the best interests of the individuals.

The Promise Group has focused its efforts on appropriately responding to this law and related guidelines. However, should some violation occur that results in administrative action being taken against the Group or its operations be restricted by some future revision in the law, the consequences could impact negatively on the Group's performance.

5) *Risk regarding Liberalization of Regulations*

Recently, the Ministry of Finance and other government organizations have adopted measures to deregulate the financial system and to promote competition. And various plans for further deregulation of financial services companies are in progress. The effects have been seen even in the consumer finance industry, where capital alliances and joint ventures have been formed with banks and foreign financial services companies and companies from other industries have entered the market.

Because the previously mentioned laws have placed greater restrictions on moneylenders, it is difficult to foresee more companies from other industries entering the consumer finance market at this time. However, should these regulations be liberalized, and the number of new market entrants increase or a major capital tie-up or merger or acquisition be concluded by a company with abundant capital resources, it could create a new competitive playing field within the industry that might have a negative impact on the performance of the Promise Group.

6) Fund Raising and Interest Rates on Financing

Since the enforcement of the Nonbank Bond Issuing Law in May 1999, the Promise Group has actively issued bonds. Moreover, the Group has sought to diversify its funding sources with borrowings from financial institutions, fixed interest rate long-term bonds, and syndicated loans. To minimize interest rate risk, the Group hedges its exposure using interest rate caps and uses interest rate swaps while also obtaining commitment line agreements to secure alternate sources of funds in preparation for sudden changes in the financing environment. Through these and other measures, the Group aims to achieve stable fund procurement at low cost.

The Promise Group does not anticipate any difficulties in raising funds under current conditions. However, should interest rates rise or should the financing environment deteriorate markedly beyond currently foreseen levels, systematic fund raising might become difficult and adversely influence Group performance.

7) Potential of Computer System Failure

As a result of progressive use of IT systems along with the expansion of its consumer finance business, the Promise Group has come to depend much more on its computer systems and networks. For that reason, the Group has implemented measures to deal with system problems, such as strengthening security, creating a backup system for data, and adding and updating hardware to cope with greater volumes of data and higher access frequency. Regardless of these measures, if human error or a natural disaster were to cause a problem with the Group's computer systems, it could not only directly damage the operations of the Promise Group but also result in a loss in confidence in the services being offered by the Promise Group.

8) Business and Capital Alliances with Sumitomo Mitsui Financial Group, Inc.

Promise has formed business and capital alliances with Sumitomo Mitsui Financial Group, Inc. In the future, the Company will consider each of the members of Sumitomo Mitsui Financial Group, Inc. as a strategic partner in the consumer finance business, combining the brand power and know-how developed by both sides to provide top-class products and services to the customers of both partners. However, should performance not proceed as planned due to a sudden change in the business climate or other factors, it might have a damaging influence on the performance of the Promise Group. In addition, if there were a change in the Banking Law or other related laws or if Sumitomo Mitsui Banking Corporation were to acquire more than a certain proportion of the outstanding shares of Promise Co., Ltd., it is possible that operations might be restricted to the scope of the businesses of the Company or its subsidiaries.

9) Country Risk

The Promise Group is developing business in overseas markets for the purpose of establishing a new earnings base.

It is possible that overseas Group companies could experience losses or face operating difficulties due to country risk factors of their resident country, such as market trends, existence of competitors, politics, economics, legal regulations, culture, religion, customs, exchange rates or others. Should such a situation arise, it could impact negatively on the performance of the Promise Group.

10) Group Strategy and Performance Trends

The business climate of the Promise Group includes delayed recovery in the employment and income situations, high numbers of applications for personal bankruptcy and legal proceedings by lawyers and courts for debt restructuring, a high level of credit losses due to the deteriorating quality of the loan portfolio, stagnant growth in numbers of customers due to declining spending sentiment among consumers, increasing competition from market entrants from other fields, and growing competition with other companies in the market. Consequently, each of the companies of the Group faces a difficult operating environment.

In response, the Promise Group has initiated a variety of measures, pursuing a Group strategy centered on the full-line interest rate strategy. In the event that the Promise Group is not able to achieve results as planned under the Group strategy because of a change in the direction of the Japanese economy or in the competitive conditions, such a situation could have a negative impact on the performance of the Promise Group.

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

Classification	FY 2005 (Mar. 31, 2005) Amount		FY 2005 %	FY 2006 (Mar. 31, 2006) Amount		FY 2006 %	Change Amount
(Assets)							
I Current assets							
1 Cash and deposits		67,302			55,638		(11,663)
2 Notes and accounts receivable		968			4,137		3,168
3 Consumer loans receivable: Principal		1,599,635			1,580,982		(18,652)
4 Short-term loans		44,376			10,530		(33,845)
5 Deferred tax assets		29,660			45,595		15,935
6 Other		32,013			37,084		5,070
Allowance for credit losses		(130,352)			(135,440)		(5,088)
Total current assets		1,643,604	92.1		1,598,527	90.8	(45,076)
II Fixed assets							
1 Property and equipment, net							
(1) Buildings and structures	31,824			31,426			
Accumulated depreciation	15,404	16,420		15,610	15,815		(604)
(2) Furniture, fixtures and equipment	29,551			30,269			
Accumulated depreciation	17,456	12,094		20,003	10,265		(1,829)
(3) Land		50,711			50,646		(64)
(4) Construction in process		301			—		(301)
Total property and equipment, net		79,527	4.4		76,728	4.4	(2,799)
2 Intangible fixed assets, net							
(1) Excess investment cost over net assets of consolidated subsidiaries acquired, net		14,486			11,964		(2,521)
(2) Other		10,456			9,065		(1,390)
Total intangible fixed assets		24,942	1.4		21,030	1.2	(3,911)
3 Investments and advances							
(1) Investments in securities		18,650			49,243		30,593
(2) Deferred tax assets		4,658			984		(3,673)
(3) Other		13,758			13,670		(87)
Total investments and advances		37,067	2.1		63,899	3.6	26,831
Total fixed assets		141,538	7.9		161,658	9.2	20,120
Total assets		1,785,142	100.0		1,760,186	100.0	(24,956)

(Millions of yen)

Classification	FY 2005 (Mar. 31, 2005)		FY 2006 (Mar. 31, 2006)		Change
	Amount	%	Amount	%	Amount
(Liabilities)					
I Current liabilities					
1 Accounts payable: Trade	709		2,517		1,807
2 Short-term borrowings	82,706		117,726		35,019
3 Current portion of long-term debt	188,123		142,106		(46,016)
4 Bonds scheduled for redemption within one year	50,000		55,000		5,000
5 Accrued income taxes	25,879		26,835		955
6 Reserve for bonuses	3,571		3,491		(79)
7 Accruals for debt guarantees	923		4,391		3,467
8 Reserve for losses on interest repayments	—		23,970		23,970
9 Other	15,718		33,675		17,957
Total current liabilities	367,632	20.6	409,714	23.3	42,081
II Long-term liabilities					
1 Corporate bonds	215,000		180,000		(35,000)
2 Long-term debt	380,424		369,949		(10,474)
3 Deferred tax liabilities	—		6,129		6,129
4 Accrued severance indemnities for employees	14,333		2,048		(12,285)
5 Allowance for retirement benefits for directors and auditors	378		422		44
6 Accruals for loss guarantees	860		2,000		1,139
7 Other	1,672		1,504		(168)
Total long-term liabilities	612,669	34.3	562,054	31.9	(50,614)
Total liabilities	980,301	54.9	971,768	55.2	(8,533)
(Minority interests)					
Minority interests	10,854	0.6	12,059	0.7	1,205
(Shareholders' equity)					
I Common stock	80,737	4.5	80,737	4.6	—
II Capital surplus	138,458	7.8	138,414	7.9	(43)
III Retained earnings	575,196	32.2	602,907	34.2	27,710
IV Net unrealized gain on securities	3,432	0.2	11,607	0.7	8,175
V Foreign currency translation adjustments	(1,051)	(0.1)	109	0.0	1,160
VI Treasury stock	(2,786)	(0.1)	(57,418)	(3.3)	(54,632)
Total shareholders' equity	793,986	44.5	776,357	44.1	(17,628)
Total liabilities, minority interests and shareholders' equity	1,785,142	100.0	1,760,186	100.0	(24,956)

(2) Consolidated Statements of Income

(Millions of yen)

Classification	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005) Amount		%	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006) Amount		%	Change Amount
I Operating income							
1 Interest on consumer loans		352,330			360,588		
2 Other financial revenues		17			13		
3 Sales		2,761			958		
4 Other operating income		14,751			19,736		
Total operating income		369,860	100.0		381,297	100.0	11,437
II Operating expenses							
1 Financial expenses		17,777			15,496		
2 Cost of sales		1,780			721		
3 Other operating expenses							
(1) Advertising expenses	16,441			20,333			
(2) Provision for uncollectible loans	97,539			125,806			
(3) Provision for reserve for losses on interest repayments	—			23,970			
(4) Employees' salaries and bonuses	25,943			27,034			
(5) Provision for bonuses	3,450			3,454			
(6) Net periodic benefit cost	2,940			(3,699)			
(7) Allowance for retirement accounts for directors and auditors	81			93			
(8) Employee welfare expenses	3,323			3,506			
(9) Rent expenses	9,748			11,340			
(10) Depreciation	6,869			9,243			
(11) Fee expenses	18,298			22,427			
(12) Communications expenses	4,473			4,333			
(13) Expenses for interest repayments	—			14,440			
(14) Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries	890			1,785			
(15) Other	32,000	222,001		33,656	297,726		
Total operating expenses		241,559	65.3		313,945	82.3	72,386
Operating profit		128,301	34.7		67,351	17.7	(60,949)
III Non-operating revenues							
1 Interest and dividend income on investments	1,349			263			
2 Insurance money received and insurance dividends	319			540			
3 Equity in earnings of Tokumei Kumiai	639			310			
4 Equity in net gain of affiliated companies	399			1,260			
5 Other	807	3,514	1.0	1,235	3,609	0.9	94

(Continued) (Millions of yen)

Classification	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)			FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)			Change
	Amount		%	Amount		%	Amount
IV Non-operating expenses							
1 Interest expense	82			47			
2 Amortization of stock issue expenses	230			22			
3 Expense for relocation of offices	265			615			
4 Amortization of guarantee deposits, etc.	170			—			
5 Other	245	994	0.3	262	948	0.2	(46)
(46)Recurring profit		130,821	35.4		70,013	18.4	(60,808)
V Extraordinary income							
1 Net gain on sales of investments in securities	702			583			
2 Gain on return of substitutional portion of contributory funded benefit pension plan	—			7,765			
3 Other	6	709	0.2	27	8,377	2.2	7,667
VI Extraordinary losses							
1 Net loss on sales or disposal of property and equipment	1,372			861			
2 Impairment loss	1,268			2,621			
3 Loss on sales of credit	383			1,781			
4 Impairment loss on deposits for membership rights	38			30			
5 Loss on valuation of investments in subsidiaries	1,256			—			
6 Provision for loss guarantees	—			1,139			
7 Loss on changes in equity	—			317			
8 Other	36	4,356	1.2	307	7,059	1.9	2,702
Income before income taxes and minority interests		127,174	34.4		71,331	18.7	(55,842)
Income taxes Current	41,569			45,701			4,132
Deferred	10,438	52,007	14.1	(11,696)	34,004	8.9	(22,135)
Minority interests in net loss of consolidated subsidiaries		212	0.1		4,719	1.2	4,507
Net income		75,378	20.4		42,046	11.0	(33,331)

(3) Consolidated Statements of Retained Earnings

(Millions of yen)

Classification	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005) Amount		FY 2006 (Apr. 1, 2005 – Mar. 31, 2006) Amount	
(Capital surplus)				
I Capital surplus at beginning of the year		92,287		138,458
II Increase in capital surplus				
1 Allocation of new shares to a third party	31,684		—	
2 Gain on sales of treasury shares	14,486	46,170	—	—
III Decrease in capital surplus				
Loss on sales of treasury stock	—	—	43	43
IV Capital surplus at end of period		138,458		138,414
(Retained earnings)				
I Retained earnings at beginning of period		512,784		575,196
II Increase in retained earnings				
Net income		75,378		42,046
III Decrease in retained earnings				
1 Cash dividends paid	12,770		14,201	
2 Bonuses to directors and corporate auditors	84		133	
3 Decrease due to inclusion of a company in consolidation	112	12,966	—	14,335
IV Retained earnings at end of the year		575,196		602,907

(4) Consolidated Statements of Cash Flows

(Millions of yen)

Classification	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	Change
	Amount	Amount	Amount
I Operating activities			
1 Income before income taxes and minority interests	127,174	71,331	(55,842)
2 Depreciation and amortization	6,869	9,243	2,373
3 Impairment loss	1,268	2,621	1,353
4 Loss on sales of credit	383	—	(383)
5 Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries	890	1,785	895
6 Increase (decrease) in allowance for credit losses	(11,706)	4,473	16,180
7 Decrease in provision for bonuses	(169)	(79)	89
8 Increase in accruals for debt guarantees	123	3,402	3,279
9 Increase in reserve for losses on interest repayments	—	23,970	23,970
10 Increase (decrease) in provision for accrued severance indemnities	999	(12,285)	(13,285)
11 Increase in allowance for retirement benefits for directors and auditors	11	44	32
12 Increase (decrease) in accruals for loss guarantees	(1,839)	1,139	2,979
13 Interest and dividend income on investments	(1,349)	(263)	1,086
14 Interest expense	82	47	(34)
15 Equity in net gain of affiliated companies	(399)	(1,260)	(860)
16 Net gain on sales of investments in securities	(702)	(583)	118
17 Loss on valuation of investments in subsidiaries	1,256	—	(1,256)
18 Net loss on sales or disposal of property and equipment	1,372	861	(511)
19 Equity in earnings of Tokumei Kumiai	(639)	(310)	328
20 Decrease in consumer loans receivable: Principal	31,281	21,214	(10,067)
21 Decrease (increase) in sales credits	7,690	(4,875)	(12,566)
22 Increase (decrease) in procurement obligations	(4,612)	1,796	6,408
23 Other	(983)	(3,137)	(2,153)
Subtotal	157,000	119,136	(37,864)
24 Interest and dividend income	1,347	241	(1,106)
25 Interest expense	(82)	(47)	34
26 Payment of special retirement allowance	(18,745)	—	18,745
27 Income taxes paid	(31,777)	(44,778)	(13,000)
Net cash provided by operating activities	107,742	74,552	(33,190)
II Investing activities			
1 Payment for purchase of property and equipment	(7,426)	(6,289)	1,136
2 Proceeds from sales of property and equipment	159	41	(117)
3 Payment for purchase of intangible fixed assets	—	(5,059)	(5,059)
4 Payment for purchase of investments in securities	(5)	(15,226)	(15,221)
5 Proceeds from sales of investments in securities	1,801	1,419	(382)
6 Redemption of beneficial interest in trust	13,300	—	(13,300)
7 Acquisition of shares of subsidiaries resulted in the change in scope of consolidation	(19,497)	—	19,497
8 Payment for purchase of shares of subsidiaries	(319)	(1,585)	(1,266)
9 Proceeds from sales of shares of subsidiaries	—	412	412
10 Payment for loans made	—	(530)	(530)
11 Proceeds from collection of loans receivable	39	30	(9)
12 Other	(2,439)	987	3,426
Net cash used in investing activities	(14,387)	(25,801)	(11,413)

(Continued) (Millions of yen)

Classification	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	Change
	Amount	Amount	Amount
III Financing activities			
1 Net repayment of commercial paper	(2,031)	20,000	22,031
2 Proceeds from short-term borrowings	28,970	60,895	31,924
3 Repayments of short-term borrowings	(40,711)	(28,722)	11,989
4 Proceeds from long-term debt	110,621	143,365	32,744
5 Repayments of long-term debt	(223,507)	(198,201)	25,306
6 Proceeds from issuance of bonds, net of expenses	9,901	19,886	9,984
7 Redemption of bonds	(50,000)	(50,000)	—
8 Proceeds from issuance of shares	63,137	—	(63,137)
9 Proceeds from sale of treasury stock	32,504	504	(31,999)
10 Increase in treasury stock	(8)	(55,180)	(55,171)
11 Cash dividends paid	(12,770)	(14,201)	(1,431)
12 Payments by minority interests	—	5,925	5,925
Net cash used in financing activities	(83,893)	(95,729)	(11,835)
IV Effect of exchange rate changes on cash and cash equivalents	(32)	(22)	9
V Net increase (decrease) in cash and cash equivalents	9,428	(47,002)	(56,431)
VI Cash and cash equivalents at beginning of the year	101,110	110,853	9,742
VII Effect of the increase in scope of consolidated subsidiaries	313	—	(313)
VIII Cash and cash equivalents at end of the year	110,853	63,851	(47,002)

(5) Material Items in Basis of Presentation of Consolidated Financial Statements

1) Scope of Consolidation

[1] Number of Consolidated Subsidiaries: 10

Company Name

[Domestic]: QUOQLOAN INC. (Note 1)
Sun Life Co., Ltd.
At-Loan Co., Ltd.
PAL Servicer Co., Ltd.
PAL Life Co., Ltd.
Net Future Co., Ltd. (Note 2)
STC Co., Ltd. (Note2)
Total of 7 companies

[Overseas]: PROMISE (HONG KONG) CO., LTD.
Liang Jing Co., Ltd.
PROMISE (TAIWAN) Co., Ltd.
Total of 3 companies

Notes: 1. Plat Corporation changed its name to QUOQLOAN INC., effective June 13, 2005.
2. Net Future Co., Ltd., and STC Co., Ltd., merged on April 1, 2006 with Net Future as the surviving company.

[2] Major Non-Consolidated Subsidiaries

PROMISE (EUROPE) S.A.

(Reason for exclusion from consolidation)

The remaining non-consolidated subsidiary was not consolidated because its amounts of assets, operating income, net income (amount corresponding with equity), and retained earnings (amount corresponding with equity) were not material to the consolidated results of operations.

2) Application of Equity Method

[1] Number of Companies to which Equity Method Has Been Applied: 1

Company name: MOBIT CO., LTD.

[2] The equity method was not applied to non-consolidated subsidiary PROMISE (EUROPE) S.A. and affiliated company NANJING SHENZHOU SEED INDUSTRY CO., LTD. because their net income and retained earnings were not material to consolidated net income and retained earnings, respectively, and have no overall material influence on the Company's operations.

[3] The date of application of the equity method coincides with the last day of the fiscal year.

3) Fiscal Year-End for Consolidated Subsidiaries

Consolidated subsidiaries whose fiscal year-end differs from the consolidated fiscal year-end are as follows:

Company Name	Fiscal Year-End
PROMISE (HONG KONG) CO., LTD.	December 31
Liang Jing Co., Ltd.	December 31
PROMISE (TAIWAN) Co., Ltd.	December 31

For the above consolidated subsidiaries, financial statements compiled as of their respective fiscal year-ends are used to tabulate consolidated results. However, material events that occur between that time and the consolidated fiscal year-end are necessarily reflected in the consolidated financial statements.

4) Summary of Significant Accounting Policies

[1] Standards and Methods for Valuing Material Assets

a. Investment securities

Other securities

1. Marketable Other securities are stated at market value as of the fiscal year-end.
   Adjustments to market value are recorded as an increase or decrease in shareholders' equity. Costs of their sales are determined by the moving average method.
2. Other securities that are not marketable are stated at cost, with cost being determined by the moving average method.

b. Derivatives

Derivatives are stated at market value.

[2] Method of Depreciation of Material Depreciable Assets

a. Property and equipment, net

Property and equipment, net are principally depreciated using the declining-balance method.

However, buildings (excluding associated equipment) acquired on or after April 1, 1998 are depreciated using the straight-line method over the estimated useful lives of the assets.

The main useful lives are as follows:

Buildings and structures:	3–50 years
Equipment and fixtures and vehicles:	2–20 years

b. Intangible fixed assets, net

Intangible fixed assets, net are depreciated using the straight-line method.

However, amortization of computer software (for internal use) is principally calculated using the straight-line method over five years, the estimated useful life.

[3] Method of Transaction of Deferred Assets

Stock issue expenses are charged to entire amount expensed as incurred.

[4] Accounting Basis for Reserves

a. Allowance for credit losses

The allowance for credit losses is provisioned at the actual loss rate.

Additional provisions are made in amounts deemed necessary to cover possible non-collectible accounts in accordance with the state of consumer loans outstanding.

In addition, overseas subsidiaries provision the reserve in amounts based on the probability of debt recovery.

b. Reserve for bonuses

The reserve for bonuses to employees on the payroll at the end of the fiscal year is provisioned based on the expected payment amount.

c. Accruals for debt guarantees

Accruals for debt guarantees are provided to cover possible future losses on guarantees at the end of the fiscal year.

d. Reserve for losses on interest repayments

The provision to the reserve is rationally estimated and booked based on the number of repayment claims by debtors, etc., for interest paid in excess of the ceiling under the Interest Rate Restriction Law for which out of court settlements have not already been reached and the historical amount of repayments while also taking into consideration the recent repayment conditions.

(Additional information)

On March 15, 2006, the Japanese Institute of Certified Public Accountants announced guidelines on auditing consumer finance companies (Research Center Deliberation Report No. 24) that take into account the Supreme Court ruling concerning the application of repayment rules stipulated under the Money Lending Business Control and Regulation Law. Based on the increased materiality of interest repayments, starting with the current fiscal year, the Company has set up a reserve for losses on interest repayments as a current liability.

In accordance with this action, a provision for reserve for losses on interest repayments totaling ¥23,970 million was included in operating expenses for the current fiscal year. As a result, compared with using the same accounting procedures in the previous fiscal year, operating profit, recurring profit, and income before income taxes declined ¥23,970 million.

e. Accrued severance indemnities for employees

The amount of accrued severance indemnities for employees is provided based on the amount of the benefit obligation and plan assets as of the fiscal year-end.

Prior service cost and actuarial differences are charged to income in a lump sum in the fiscal year in which they occur.

The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.

(Additional information)

Along with the enforcement of the Defined Benefit Corporate Pension Law, on April 22, 2005, the Company obtained approval from Japan's Minister of Health, Labor and Welfare to be exempted from the future benefit obligation for the substitutional portion of contributory funded benefit pension plan. In turn, on March 31, 2006, the Company received approval to return the prior portion. The impact on profit or losses in the current fiscal year on a consolidated basis amounted to an extraordinary income of ¥7,765 million.

f. Allowance for retirement benefits for directors and auditors

The past service cost for directors is determined based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.

g. Accruals for loss guarantees

The Company has made a provision for estimated loss to cover non-collectible amounts of claims for indemnities due to the sales of investments in subsidiaries.

[5] Foreign Currency Translations (assets and liabilities denominated in major foreign currencies)

Foreign currency denominated receivables and payables are translated into Japanese yen at the spot rate prevailing on the respective balance sheet dates. Translation differences are treated as gains and losses.

Assets and liabilities of overseas companies are translated into Japanese yen at the spot rate prevailing on the respective balance sheet dates. Income and expenses are translated at the average rate for the period. Translation differences are included in Foreign currency translation adjustments in Shareholders' equity on the consolidated balance sheet.

[6] Lease Transactions

Where financing leases do not transfer ownership of the leased property to the lessee during the term of the lease, the leased property is not capitalized and the lease expenses are charged to income in the period they are incurred.

[7] Hedging

a. Hedge accounting method

The Company uses deferral hedge accounting.

Exceptional accounting is used to account for interest rate swap agreements and interest rate cap agreements that meet specified conditions.

b. Hedging instruments and hedging targets

Hedging instruments: Interest rate cap agreements and interest rate swap agreements

Hedging targets: Funds procured at variable interest rates, for which a rise in market interest rates will contribute to an increase in fund procurement costs (interest payment).

c. Hedging policy

The basic hedging policy is to minimize the impact of sharp movements in interest rates on procured funds.

d. Determining hedging effectiveness

The hedging instruments are measured for effectiveness by correlation with respect to the difference between interest rate indicators upon the instruments and positions being hedged.

e. Risk management system

The Company manages market risk in accordance with methods for managing the various risks arising from financial activities as set forth in Guidelines for Managing Risk by Type, which is contained in the Company's Finance Regulations.

Guidelines for Managing Risk by Type is revised in a timely manner in response to changes in the risk environment, whereupon such revisions shall be reported to the Board of Directors.

Also, consolidated subsidiaries conduct hedging transactions with prior approval from the Company.

[8] Other Material Items in Basis of Presentation of Consolidated Financial Statements

a. Accounting for revenues and expenses

1. Interest on consumer loans

Interest on consumer loans is recognized on an accrual basis.

For the Company and domestic subsidiaries, accrued interest on loans is determined using the lower of the interest rate specified in the Interest Rate Restriction Law or the contracted interest rate. For overseas subsidiaries, accrued interest on loans is determined using the contracted interest rate.

2. Loan guarantee revenues

Booked based on the Remaining Balance Method

3. Fees and commissions

Customer commission fees are booked based on the Remaining Balance Method.

Franchise outlet commission fees are booked at point of receiving business.

Note: In the Remaining Balance Method, the remaining balance of principal is used to calculate commission fees based on a fixed rate, which are then booked as revenues.

b. Accounting for consumption taxes

National consumption taxes and regional consumption taxes are accounted for at the Company using the net-of-tax method, with the same method principally applied at subsidiaries.

However, consumption taxes not subject to fixed asset related exclusion are recorded in Other in Investments and advances on the relevant balance sheets and are amortized over five years.

5) Material Items Related to Valuation of Assets and Liabilities of Consolidated Subsidiaries

All assets and liabilities of consolidated subsidiaries are valued using the mark-to-market method.

6) Materials Items Related to Amortization of Difference between Cost of Investment and Equity in Net Assets of Consolidated Subsidiaries

The difference between cost of investment and equity in net assets of consolidated subsidiaries is amortized equally over a 10-year period.

However, the item not significant is amortized in full when occurred.

7) Material Items Related to Handling of Appropriation of Income and Other Matters

The appropriation of income of consolidated companies on the consolidated statement of retained earnings is prepared based on the appropriation of income confirmed during the consolidated fiscal year.

8) Funds Included on Consolidated Statement of Cash Flows

Funds (cash and cash equivalents) included on the consolidated statement of cash flows include cash on hand, deposits readily convertible to cash and instruments easily converted to cash. Also included are short-term investments that mature within three months and that carry little risk of price fluctuation.

Changes in Disclosure Method

(Consolidated Statements of Income)

Because of its increased significance, expenses for interest repayments, which was included in Other of Other operating expenses in the previous fiscal year, has been separated into its own classification beginning with the fiscal year under review.

Expenses for interest repayments amounted to ¥5,964 million, when it was classified under Other in the previous fiscal year.

(Consolidated Statements of Cash Flows)

Because of its increased significance, Payment for purchase of intangible fixed assets, which was included in Other of Investing activities in the previous fiscal year, has been separated into its own classification beginning with the fiscal year under review.

Payment for purchase of intangible fixed assets amounted to ¥2,158 million, when it was classified under Other in the previous fiscal year.

(6) Explanatory Notes

(Footnotes to Consolidated Balance Sheets)

FY 2005 (Mar. 31, 2005)

1. A breakdown of notes and accounts receivable is as follows:

(Millions of yen)

Details		Amount
Installment Sales	Installment notes receivable	284
	Installment accounts receivable	161
	Subtotal	446
Sales	Accounts receivable	522
Total		968

2. Assets pledged and corresponding liabilities

a) Assets pledged (Millions of yen)

Type	Book value at end of fiscal year
Deposits	4
Consumer loans receivable	156,374
Buildings and land	7,911
Other	42
Total	164,332

b) Corresponding liabilities (Millions of yen)

Item	Balance at end of fiscal year
Current portion of long-term debt	52,898
Long-term debt	100,008
Total	152,906

In addition to the above, the companies entered into forward contracts of assigning for consumer loans receivable of ¥283,180 million. Corresponding liabilities were current portion of long-term debt of ¥78,646 million and long-term debt of ¥195,109 million.

3. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,595,397 million.

4. Status of nonperforming loans

(Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	2,847
Delinquent loans	2,104
Delinquent loans three months or more past the due date	11,639
Restructured loans	70,067
Total	86,659

(1) Credits of bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings, whose accruing interest is not recorded as income because the principal or interest on such loans is unlikely to be recovered in view of the considerable period of postponement of the principal or interest, or other circumstances.

FY 2006 (Mar. 31, 2006)

1. A breakdown of notes and accounts receivable is as follows:

(Millions of yen)

Details		Amount
Installment Sales	Installment notes receivable	106
	Installment accounts receivable	2,834
	Subtotal	2,941
Sales	Accounts receivable	1,195
Total		4,137

2. Assets pledged and corresponding liabilities

a) Assets pledged (Millions of yen)

Type	Book value at end of fiscal year
Deposits	3
Consumer loans receivable	131,788
Other	6
Total	131,798

b) Corresponding liabilities (Millions of yen)

Item	Balance at end of fiscal year
Current portion of long-term debt	35,841
Long-term debt	92,166
Total	128,008

In addition to the above, the companies entered into forward contracts of assigning for consumer loans receivable of ¥277,911 million. Corresponding liabilities were current portion of long-term debt of ¥64,884 million and long-term debt of ¥204,278 million.

Of the total amount of investment securities, ¥21 million was being used as collateral for sales guarantees.

3. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,577,494 million.

4. Status of nonperforming loans

(Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	1,121
Delinquent loans	706
Delinquent loans three months or more past the due date	13,048
Restructured loans	69,390
Total	84,267

(1) (No change)

FY 2005 (Mar. 31, 2005)	FY 2006 (Mar. 31, 2006)
(2) Delinquent loans are credits whose accruing interest is not recorded as income for the same reason as the above and do not include credits of bankrupt borrowers and the loans to which postponement of interest payment was made with the object of reconstructing and supporting the borrowers.	(2) (No change)
(3) Delinquent loans three months or more past the due date are loans which are delinquent for three months or more from the due date of interest or principal under the terms of the related loan agreements and do not include credits of bankrupt borrowers and delinquent loans, as described above.	(3) (No change)
(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above. Of ¥70,067 million in restructured loans, restructured loans which are 30 days or less past due were ¥63,999 million.	(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above. Of ¥69,390 million in restructured loans, restructured loans which are 30 days or less past due were ¥63,681 million.
5. Securities in non-consolidated subsidiaries and affiliated companies were as follows. Investments in securities (equity securities) ¥6,636 million	**5.** Securities in non-consolidated subsidiaries and affiliated companies were as follows. Investments in securities (equity securities) ¥9,482 million
6. Allowance for credit losses included in Other in Investments and advances was ¥236 million.	**6.** Allowance for credit losses included in Other in Investments and advances was ¥232 million.
7. Contingent liabilities (1) Guarantee obligations in the loan guarantee business ¥23,935 million (2) Contingent liabilities related to business in foreign consolidated subsidiary for purchasing loans with conditions precedent ¥67 million (3) Contingent liabilities related to business in foreign consolidated subsidiary for credit appraisal and analysis for loans to a bank and purchase of claimable assets from a bank ¥33,153 million (4) Warranty obligations ¥15,410 million This obligation was entailed in the transfer of the entire amount of stock held by Promise in subsidiary GC Co., Ltd. to General Electric Capital Consumer Finance Co., Ltd. (currently GE Consumer Finance Co., Ltd.) and represents the remaining balance of obligations that fall under the category of warranty obligations, which are only one portion of Company debt obligations.	**7. Contingent liabilities** (1) Guarantee obligations in the loan guarantee business ¥95,484 million (2) Contingent liabilities related to business in foreign consolidated subsidiary for purchasing loans with conditions precedent ¥9 million (3) Contingent liabilities related to business in foreign consolidated subsidiary for credit appraisal and analysis for loans to a bank and purchase of claimable assets from a bank ¥44,134 million (4) Warranty obligations ¥2,104 million (No change)

FY 2005 (Mar. 31, 2005)	FY 2006 (Mar. 31, 2006)

FY 2006 (Mar. 31, 2006)

(5) Loan Guarantees, etc.

(Millions of yen)

Company Guaranteed	Guaranteed Amount
NANJING SHENZHOU SEED INDUSTRY CO., LTD.	73
Total	73

The loans guaranteed above are foreign-denomination currency loans totaling CNY 5 million.

FY 2005 (Mar. 31, 2005)

8. Revolving credit facility

Within lending commitment line contracts for consumer loans, ¥1,599,083 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract.

The total balance of revolving credit facilities unused was ¥400,888 million (including ¥226 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.

There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the companies.

For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the companies can deny financing for loan applications and upwardly or downwardly revise the maximum credit line.

Even after the completion of contracts, the companies periodically revise contract details and adopt measures to ensure credit safely.

9. Loan collateral

A repurchase agreement of ¥44,376 million is included in Short-term loans.

Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.

The market value for marketable securities received is as follows:

(Millions of yen)

Type	Market value
Commercial paper	24,997
Securities	18,005
Beneficial interest in trust	1,380
Total	44,382

FY 2006 (Mar. 31, 2006)

8. Revolving credit facility

Within lending commitment line contracts for consumer loans, ¥1,580,614 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract.

The total balance of revolving credit facilities unused was ¥418,006 million (including ¥190 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.

There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the companies.

For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the companies can deny financing for loan applications and upwardly or downwardly revise the maximum credit line.

Even after the completion of contracts, the companies periodically revise contract details and adopt measures to ensure credit safely.

9. Loan collateral

A repurchase agreement of ¥9,999 million is included in Short-term loans.

Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.

The market value for marketable securities received is as follows:

(Millions of yen)

Type	Market value
Commercial paper	9,999
Total	9,999

FY 2005 (Mar. 31, 2005)	FY 2006 (Mar. 31, 2006)
10. The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows: (Overdraft contracts on current accounts) (Millions of yen) Total contracts 3,890 Contracts exercised 13 Difference 3,876 (Contracts for the commitment line of loans) (Millions of yen) Total contracts 364,821 Contracts exercised 88,045 Difference 276,776	**10.** The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows: (Overdraft contracts on current accounts) (Millions of yen) Total contracts 140,096 Contracts exercised 110,741 Difference 29,354 (Contracts for the commitment line of loans) (Millions of yen) Total contracts 178,515 Contracts exercised 6,168 Difference 172,347
11. Total number of shares issued of the Company consists of 134,866 thousand common shares.	**11.** Total number of shares issued of the Company consists of 134,866 thousand common shares.
12. Number of shares of treasury stock held Number of shares of treasury stock held by the Company 352 thousand shares	**12. Number of shares of treasury stock held** Number of shares of treasury stock held by the Company 8,047 thousand shares

(Footnotes to Consolidated Statements of Income)

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)

1. Other financial revenues

	(Millions of yen)
(1) Interest on deposits	7
(2) Interest on loans	10
Total	17

2. Financial expenses

	(Millions of yen)
(1) Interest expense	11,503
(2) Bond interest	5,124
(3) Other	1,148
Total	17,777

3. Interest and dividend income on investments included ¥1,177 million in dividends on preference shares.

4. Net loss on sales or disposal of property and equipment comprised a ¥1,219 million disposal loss related to buildings and fixtures and equipment and a ¥152 million loss on sales related to fixtures and equipment.

5. During the fiscal year ended March 31, 2005, the following groups of assets of the Group have been charged with impairment losses.

Use	Category	Prefecture
Rental real estate, idle assets	Land	Ishikawa
Rental apts.	Buildings, land	Hyogo
Idle asset, scheduled asset sales	Land	Tokyo
Idle asset	Lease rights	Aichi
Idle asset	Land	Osaka
Idle asset	Land	Hiroshima
Idle asset	Land	Kagawa

Method of Grouping Assets

The Promise Group divides its asset groups in such categories of finance, rental, and idle assets based on independent cash flow units according to separate standards for different types of business segments.

Process of Recognizing Impairment Losses and Amount Recorded

Book values are reduced to their potential recovery values. For rental properties, this is implemented when a consistent decline occurs in the land value and operating rate. For idle assets, this is implemented when a notable drop in market value below book value occurs. Of the reduction amount, an impairment loss of ¥1,268 million was booked as extraordinary losses. Of that amount, ¥1,230 million was for land, ¥10 million for lease rights, and ¥27 million for buildings.

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)

1. Other financial revenues

	(Millions of yen)
(1) Interest on deposits	4
(2) Interest on loans	5
(3) Other	3
Total	13

2. Financial expenses

	(Millions of yen)
(1) Interest expense	9,988
(2) Bond interest	4,641
(3) Other	867
Total	15,496

3. ————

4. Net loss on sales or disposal of property and equipment comprised a ¥723 million disposal loss related to buildings, fixtures and equipment and a ¥138 million loss on sales related to telephone rights.

5. During the fiscal year ended March 31, 2006, the following groups of assets of the Group have been charged with impairment losses.

Use	Category	Prefecture
Idle asset	Land, telephone rights	Tokyo
Business asset (including lease)	Buildings, fixtures and equipment, software	Tokyo
Business asset	Buildings, fixtures and equipment, software	Taipei, Taiwan

Method of Grouping Assets

(No change)

Process of Recognizing Impairment Losses and Amount Recorded

Idle assets for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of ¥154 million was booked as extraordinary losses. Of that amount, ¥61 million was for land and ¥92 million for telephone rights.

At-Loan Co., Ltd., booked an extraordinary losses of ¥1,970 million as an impairment loss for writing off the book value of operating assets no longer needed when it converted to a new computer system. Of this amount, buildings accounted for ¥128 million, equipment and fixtures for ¥13 million, and software for ¥1,828 million. For the lease portion, a ¥437 million impairment loss equivalent to the contract cancellation expense was recorded as an extraordinary losses.

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
	PROMISE (TAIWAN) Co., Ltd. provides credit appraisal and analysis for loans and purchase of claimable assets services to a local bank. Due to deterioration in the company's business, the book values of its asset groups have been written down to estimated recovery values. The resultant ¥59 million impairment loss has been booked as extraordinary losses. Of that amount, ¥4 million was for buildings, ¥23 million for fixtures and equipment, and ¥32 million for software.
Method of Calculating Recovery Value Recovery value is stated as the higher of net sales value or utility value. If net sales value is used, it is calculated using the assessment value, etc., of a real estate appraiser. If utility value is used, it is calculated as 4.1% of discounted future cash flow.	Method of Calculating Recovery Value Recovery value is stated as net sales value. It is calculated using the assessment value, etc., of a real estate appraiser.
6. Loss on sales of credit comprised losses recorded on the sale of the installment sales loans of Liang Jing Co., Ltd. to the International Bank of Taipei.	**6.** Loss on sales of credit comprised losses recorded on the sale of a portion of the loans of At-Loan Co., Ltd.
7. Impairment loss on deposits for membership rights comprised impairment losses on golf club memberships.	**7.** Impairment loss on deposits for membership rights comprised impairment losses on resort club memberships.
8. Loss on valuation of investments in subsidiaries resulted from an investment loss in PROMISE (EUROPE) S.A. (non-consolidated subsidiary).	**8.** ————
9. ————	**9.** Loss on changes in equity of subsidiary resulted when QUOQLOAN INC., made a third-party allocation that reduced Promise Co., Ltd.'s holdings of the subsidiary.
10. The basis for classification of financial revenues and financial expenses in the financing business on the consolidated statement of income is as follows:	**10.** The basis for classification of financial revenues and financial expenses in the financing business on the consolidated statement of income is as follows:
(1) Financial revenues are expressed as operating income Financial revenues exclude all loan interest and dividends at affiliated companies classified under other operations as well as interest and dividends on investment securities.	(1) Financial revenues are expressed as operating income. (No change)
(2) Financial expenses are expressed as operating expenses. Financial expenses exclude all interest paid that cannot be clearly matched to operating income.	(2) Financial expenses are expressed as operating expenses. (No change)

(Footnotes to Consolidated Statements of Cash Flows)

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)

1. The relationship between cash and cash equivalents and the amounts in the line items of the balance sheet as of the end of the fiscal year is as follows.

	(Millions of yen)
Cash and deposits	67,302
Short-term loans	44,376
Total	111,678
Time deposits with maturity exceeding three months	(824)
Short-term loans excluding repurchase agreements	—
Cash and cash equivalents	110,853

2. Breakdown of principal assets and liabilities of newly consolidated subsidiary acquired through share purchase

The following shows a breakdown of the assets and liabilities at the point of consolidation of At-Loan Co., Ltd. as a result of its consolidation by Promise due to the acquisition of shares.

	(Millions of yen)
Current assets	98,348
Fixed assets	3,999
Total assets	102,347
Current liabilities	80,191
Long-term liabilities	5
Total liabilities	80,196

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)

1. The relationship between cash and cash equivalents and the amounts in the line items of the balance sheet as of the end of the fiscal year is as follows.

	(Millions of yen)
Cash and deposits	55,638
Short-term loans	10,530
Total	66,168
Time deposits with maturity exceeding three months	(1,787)
Short-term loans excluding repurchase agreements	(530)
Cash and cash equivalents	63,851

2. ―――――

(Footnotes to Lease Transactions)

Notes regarding disclosure based on EDINET have been omitted.

(Footnotes to Securities)

I. FY 2005 (Apr. 1, 2004 — Mar. 31, 2005)

1. Other securities stated at market value

(Millions of yen)

	Acquisition cost	Book value per consolidated balance sheet at end of fiscal year	Difference
(Securities whose book values on the accompanying consolidated balance sheet exceed their acquisition costs)			
(1) Equity securities	5,109	10,786	5,676
(2) Others	115	172	56
Subtotal	5,225	10,958	5,733
(Securities whose book values on the accompanying consolidated balance sheet do not exceed their acquisition costs)			
No special items to report.			

2. Other securities sold during the fiscal year

(Millions of yen)

Proceeds from sales	Gain on sales	Loss on sales
1,801	702	—

3. Other securities with no market value and book value per consolidated balance sheet

(Other securities)	(Millions of yen)
Non-listed equity securities (excluding OTC-traded equity securities)	426
Other	629

Note: An impairment of ¥29 million was recorded for equity securities within Other securities with no market value during the fiscal year.

Regarding impairment accounting for Other securities, if the market value of such securities has declined more than 50% below book value at fiscal year-end, any decreases in the carrying amount are charged to income as a loss on valuation of investments in securities. In the case their fair market value has declined more than 30% but less than 50% of their book value, impairment accounting is applied to the necessary amount upon considering such factors as the possibility of a recovery in value.

When Other securities with no market value fall notably because of deterioration in the financial condition of the issuing company, impairment accounting shall be applied in an equivalent amount.

II. FY 2006 (Apr. 1, 2005 — Mar. 31, 2006)

1. Other securities stated at market value

(Millions of yen)

	Acquisition cost	Book value per consolidated balance sheet at end of fiscal year	Difference
(Securities whose book values on the accompanying consolidated balance sheet exceed their acquisition costs)			
(1) Equity securities	19,177	38,607	19,429
(2) Others	115	252	136
Subtotal	19,293	38,859	19,565
(Securities whose book values on the accompanying consolidated balance sheet do not exceed their acquisition costs)			
(1) Equity securities	24	21	(2)
(2) Government bond	21	21	(0)
Subtotal	46	42	(3)
Total	19,339	38,902	19,562

2. Other securities sold during the fiscal year

(Millions of yen)

Proceeds from sales	Gain on sales	Loss on sales
1,419	583	—

3. Other securities with no market value and book value per consolidated balance sheet

(Other securities)	(Millions of yen)
Non-listed equity securities (excluding OTC-traded equity securities)	414
Other	444

Note: An impairment of ¥49 million was recorded for equity securities within Other securities with no market value during the fiscal year.

Regarding impairment accounting for Other securities, if the market value of such securities has declined more than 50% below book value at fiscal year-end, any decreases in the carrying amount are charged to income as a loss on valuation of investments in securities. In the case their fair market value has declined more than 30% but less than 50% of their book value, impairment accounting is applied to the necessary amount upon considering such factors as the possibility of a recovery in value.

When Other securities with no market value fall notably because of deterioration in the financial condition of the issuing company, impairment accounting shall be applied in an equivalent amount.

(Footnotes to Derivatives Transactions)

1. Material Items Related to the State of Derivatives Transactions

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
1. Details of transactions Promise engages in interest rate cap and interest rate swap transactions.	**1. Details of transactions** (No change)
2. Policy regarding transactions The Company does not independently engage in derivatives transactions for trading to achieve short-term buying and selling gains or in transactions for speculative purposes.	**2. Policy regarding transactions** (No change)
3. Purpose of transactions Regarding variable-rate interest payments on procured funds, to avoid the impact of a rise in future market interest rates on fund procurement costs (interest expenses), the Company establishes fixed ceilings using interest rate caps to hedge rises in interest expenses. In addition, the Company uses interest rate swaps to fix its cost of funds procured at variable interest rates.	**3. Purpose of transactions** (No change)
4. Transaction risks Derivatives transactions involve market risk and credit risk. However, market risk resulting from fluctuations in market interest rates is offset by risk resulting from fluctuations in market interest rates on funds procured (liabilities) at variable interest rates. Moreover, the Company believes there is no significant credit risk since it engages in transactions only with large financial institutions.	**4. Transaction risks** (No change)
5. Risk management regarding transactions Criteria for determining the need for risk hedging as well as specific hedging methods for each type of risk accompanying the execution of finance activities are stipulated by the Company's Finance Regulations. The Treasury Department executes derivatives transactions in accordance with these regulations. Each derivatives contract is entered into only after obtaining a decision as stipulated by the Work Assignment Regulations. The details of the contract and the aforementioned decision are checked and confirmed by the General Affairs Department, and after a seal is affixed the contract can be executed. Prior approval from Promise is required for consolidated subsidiaries to execute derivatives transactions. Promise will base its decision on whether to approve or disapprove the derivatives transactions in accordance with standards determined by the Company. A director in charge will report periodically to the Board of Directors about the management of derivatives transactions, including those of consolidated subsidiaries. The Inspection Department will check the details of the derivatives contracts that have been inspected by the Treasury Department.	**5. Risk management regarding transactions** (No change)

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
6. Supplementary explanation on material items related to market value, etc., of derivatives transactions Notional amounts for derivatives transactions listed in material items related to market value, etc., of derivatives transactions are the notional amounts at the end of the respective fiscal year-end. The figures only represent calculations of notional amounts for nominal contract values of interest rate cap and interest rate swap transactions or for transaction settlements. There is no transfer of monetary assets in accordance with the stated amounts, and these amounts do not indicate market risk or credit risk related to derivatives transactions.	**6. Supplementary explanation on material items related to market value, etc., of derivatives transactions** (No change)

2. Material Items Related to Market Value, Etc., of Derivatives Transactions (Interests Rate Swaps)

(Millions of yen)

Classification	Transaction	FY 2005 (Mar. 31, 2005)				FY 2006 (Mar. 31, 2006)			
		Contract amount	More than one year	Fair value	Valuation gain or loss	Contract amount	More than one year	Fair value	Valuation gain or loss
Non-market transactions	Interest rate swaps (Fixed payment / variable received)	63,958	48,379	(1,192)	(1,192)	—	—	—	—
Total		63,958	48,379	(1,192)	(1,192)	—	—	—	—

(Notes)

FY 2005 (Mar. 31, 2005)	FY 2006 (Mar. 31, 2006)
1. Fair value is calculated based on prices presented by financial institutions. In calculating fair value, the Company forms a contract for calculating fair value with a third-party institution not involved in the derivatives transaction. The price presented by the financial institution with which the derivatives contract has been formed is then checked to verify fairness, after which fair value can be used.	**1.** (No change)
2. Derivatives transactions using deferral hedge accounting are excluded.	**2.** (No change)

(Footnotes to Retirement Benefits)

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)

1. Overview of retirement benefit plans

The Company and its domestic consolidated subsidiaries have three types of defined benefits plans: contributory funded benefit pension plans, non-contributory pension plans and lump-sum payments severance plan.

Details are as follows:

The Company has non-contributory pension plans, covering a portion of its severance plans. In addition, the Company has contributory funded benefit pension plans, which are pursuant to the Welfare Pension Insurance Law.

Certain domestic consolidated subsidiaries have non-contributory pension plans, covering the full portion of their severance plans.

The overseas consolidated subsidiaries have defined contribution plans, with company obligations contributing to retirement funds.

2. Retirement benefit obligations

	(Millions of yen)
(1) Benefit obligation	(35,366)
(2) Plan assets	21,033
(3) Funded status	(14,333)
(4) Net liability recognized in balance sheet	(14,333)
(5) Prepaid pension expenses	—
(6) Accrued severance indemnities for employees ((4)-(5))	(14,333)

Notes: 1. Substitutional portion of contributory funded benefit pension plan is included in the above figures.
2. Certain subsidiaries' benefit obligations were calculated using a simplified method.

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)

1. Overview of retirement benefit plans

The Company and its domestic consolidated subsidiaries have three types of defined benefits plans: defined benefit pension plans, non-contributory pension plans and lump-sum payments severance plan.

Details are as follows:

On April 22, 2005, the Company obtained approval from Japan's Minister of Health, Labor and Welfare to be exempted from the future benefit obligation for the substitutional portion of contributory funded benefit pension plan. In turn, on March 31, 2006, the Company received approval to return the prior portion. Also on March 31, the Company converted to a defined benefits pension plan (cash balance plan).

Certain domestic consolidated subsidiaries have non-contributory pension plans, covering the full portion of their severance plans.

The overseas consolidated subsidiaries have defined contribution plans, with company obligations contributing to retirement funds.

2. Retirement benefit obligations

	(Millions of yen)
(1) Benefit obligation	(27,130)
(2) Plan assets	25,082
(3) Funded status	(2,048)
(4) Net liability recognized in balance sheet	(2,048)
(5) Prepaid pension expenses	—
(6) Accrued severance indemnities for employees ((4)-(5))	(2,048)

Notes: 1. Substitutional portion of contributory funded benefit pension plan is included in the above figures. (Minimum obligation reserve)
2. Certain subsidiaries' benefit obligations were calculated using a simplified method.

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)

3. Net periodic benefit cost

	(Millions of yen)
(1) Service cost (Notes 1, 2 and 3)	2,345
(2) Interest cost	647
(3) Expected return on plan assets	(305)
(4) Past service cost (Note 4)	1,024
(5) Net actuarial loss	(763)
(6) Net periodic benefit cost	2,948

Notes: 1. Contributions made by employees to the contributory funded benefit pension plans are excluded.
2. Net periodic benefit cost of consolidated subsidiaries using the simplified method are added up in (1) Service cost.
3. Net periodic cost of ¥8 million, which is listed in Cost of sales, is included in (1) Service cost.
4. The Company has introduced a new personnel system for some classes of employees. The past service cost arising from the introduction of this system amounted to ¥1,024 million.

4. Assumptions in calculating retirement benefit obligations

(1) Allocation of projected retirement benefit obligations: Based on length of service
(2) Discount rate: 2.1%–2.5%
(3) Expected rate of return on investments:
(Tax-qualified pension plan) 1.0%–1.5%
(Contributory funded benefit pension plan) 1.5%
(4) Years for amortizing past service cost: In year incurred
(5) Years for amortizing net actuarial losses: In year incurred

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)

3. Net periodic benefit cost

	(Millions of yen)
(1) Service cost (Notes 1, 2 and 3)	1,355
(2) Interest cost	678
(3) Expected return on plan assets	(312)
(4) Past service cost (Note 4)	(2,476)
(5) Net actuarial loss	(2,938)
(6) Net periodic benefit cost	(3,693)
(7) Income from return of substitutional portion of contributory funded benefit pension plan	7,765
Total	(11,459)

Notes: 1. Contributions made by employees to the contributory funded benefit pension plans are excluded.
2. Net periodic benefit cost of consolidated subsidiaries using the simplified method are added up in (1) Service cost.
3. Net periodic cost of ¥5 million, which is listed in Cost of sales, is included in (1) Service cost.
4. Past service cost arising from the April 1, 2005 implementation of its new personnel system amounted to ¥567 million. Costs related to reductions in benefits amounted to ¥2,022 million due to receiving approval from Japan's Minister of Health, Labor and Welfare to be exempted from the future benefit obligation for the substitutional portion of contributory funded benefit pension plan and ¥1,021 million due to the introduction on March 31, 2006, of a defined benefits pension plan.

4. Assumptions in calculating retirement benefit obligations

(1) Allocation of projected retirement benefit obligations: Based on length of service
(2) Discount rate: 2.1%–2.5%
(3) Expected rate of return on investments:
(Tax-qualified pension plan) 1.0%–1.5%
(Contributory funded benefit pension plan) 1.5%
(4) Years for amortizing past service cost: In year incurred
(5) Years for amortizing net actuarial losses: In year incurred

(Footnotes to Tax Effect Accounting)

FY 2005 (Mar. 31, 2005)

1. Major components of deferred tax assets and deferred tax liabilities

	(Millions of yen)
Deferred tax assets due to:	
Credit losses for receivables and consumer loans	17,067
Allowance for credit losses	5,149
Accrued income	3,791
Provision for bonuses	1,417
Accrued severance indemnities for employees	5,617
Provisions for loss guarantees	564
Accrued enterprise taxes	1,969
Other	1,220
Total deferred tax assets	36,797
Deferred tax liabilities due to:	
Net unrealized loss on securities	2,354
Other	123
Total deferred tax liabilities	2,478
Net deferred tax assets	34,319

Note: Net deferred tax assets for this consolidated fiscal year are included in the items below on the consolidated balance sheet.

	(Millions of yen)
Current assets – Deferred tax assets	29,660
Fixed assets – Deferred tax assets	4,658

2. The following is a breakdown of the principal categories that are factors underlying significant differentials between the statutory tax rate and income taxes after the application of tax effect accounting.

Because the difference between the statutory tax rate and income taxes after the application of tax effect accounting is 5% or less, this breakdown has been omitted.

FY 2006 (Mar. 31, 2006)

1. Major components of deferred tax assets and deferred tax liabilities

	(Millions of yen)
Deferred tax assets due to:	
Credit losses for receivables and consumer loans	20,049
Allowance for credit losses	1,855
Accrued income	4,135
Provision for bonuses	1,363
Provision for accruals to debt guarantees	3,017
Reserve for losses on interest repayments	9,760
Accrued severance indemnities for employees	826
Provisions for loss guarantees	1,027
Accrued enterprise taxes	2,002
Gain on return of substitutional portion of contributory funded benefit pension plan	3,159
Other	1,216
Total deferred tax assets	48,415
Deferred tax liabilities due to:	
Net unrealized loss on securities	1,834
Total deferred tax liabilities	1,834
Net deferred tax assets	46,580

Note: Net deferred tax assets for this consolidated fiscal year are included in the items below on the consolidated balance sheet.

	(Millions of yen)
Current assets – Deferred tax assets	45,595
Fixed assets – Deferred tax assets	984

2. The following is a breakdown of the principal categories that are factors underlying significant differentials between the statutory tax rate and income taxes after the application of tax effect accounting.

	(%)
Statutory tax rate	40.6
(Adjustment)	
Impact on subsidiaries for which tax benefits are not applicable	5.7
Other	1.3
Income taxes after the application of tax effect accounting	47.6

(Footnotes to Segment Information)

1. Operations by business segment

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005) and FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)

Because the Company's consumer finance business accounts for more than 90% of total operating income, operating profit and asset value for all segments, business segment information is omitted.

2. Operations by geographic segment

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005) and FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)

Because Japan accounts for more than 90% of the Company's total operating income and asset value for all segments, geographic segment information is omitted.

3. Overseas operating income

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005) and FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)

Because overseas operating income accounts for less than 10% of total operating income, overseas operating income information is omitted.

(Footnotes to Transactions between Related Parties)

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)

Parent Company and Major Corporate Shareholders

Category	Name	Location	Capital	Principal business	% of voting rights	Related information		Transaction detail	Transaction amount	Items	Balance at fiscal year-end
						Directors	Business dealings				
Associated company	Sumitomo Mitsui Banking Corporation	Chiyoda-ku, Tokyo	¥664,986 million	Banking	16.05	—	Loan related	Cash loans	Loans ¥20,000 million	Long-term debt	¥20,572 million
									Repayments ¥416 million	Current portion of long-term debt	¥832 million
								Interest payments	¥9 million	—	—
								Interest swap commission payments	¥3 million	—	—
								Loan commitment contract commission payment	¥8 million	—	—
							Business alliance related	ATM alliance commission payments	¥161 million	—	—
								Receiving allotted portion of operating expenses agreed under business alliance	¥28 Million	Current asset, etc.	¥28 million
							Facilities rental	Payment of rental fees	¥4 million	—	—

Notes: 1. Because Sumitomo Mitsui Banking Corporation acquired a stake in Promise Co., Ltd., on July 14, 2004, and Promise made an SMBC officer an executive officer of the Company on September 30, 2004, SMBC is included as an associated company. As a result, transactions between the companies have been included in transaction amount since September 2004.

2. Business transaction conditions and policy on deciding business transaction conditions.

The interest rates on SMBC's loans to Promise are market interest rates.

Borrowings from SMBC are determined by the board of directors and in-house rules in the same way as for borrowings from other banks.

ATM alliance commissions and rental fees are decided by discussions between both parties with reference to transactions with other banks or companies.

3. The above transaction amounts do not include consumption tax.

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)

Parent Company and Major Corporate Shareholders

Category	Name	Location	Capital	Principal business	% of voting rights	Related information: Directors	Related information: Business dealings	Transaction detail	Transaction amount	Items	Balance at fiscal year-end
Associated company	Sumitomo Mitsui Banking Corporation	Chiyoda-ku, Tokyo	¥664,986 million	Banking	21.50	—	Loan related	Cash loans	Loans ¥60,733 Million Repayments ¥26,133 million	Long-term debt	¥50,120 million
										Current portion of long-term debt	¥452 million
										Short-term borrowings	¥5,432 million
								Interest payments	¥140 million	Accrued expenses	¥6 million

Notes: 1. Business transaction conditions and policy on deciding business transaction conditions

The interest rates on SMBC's loans to Promise are market interest rates.

Borrowings from SMBC are determined by the board of directors and in-house rules in the same way as for borrowings from other banks.

2. Only important transactions are included on above table.

(Per Share Data)

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)		FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	
Shareholders' equity per share	¥5,901.62	Shareholders' equity per share	¥6,121.14
Net income per share	¥576.04	Net income per share	¥321.38
Diluted net income per share	¥575.88	The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect.	

Note: Calculations of net income per share and diluted net income per share are based on the following data.

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
Net income on consolidated statements of income ¥75,378 million	Net income on consolidated statements of income ¥42,046 million
Net income for common stock ¥75,244 million	Net income for common stock ¥41,966 million
Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥133 million	Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥79 million
Principal category of funds not available to shareholders of common stock ¥133 million	Principal category of funds not available to shareholders of common stock ¥79 million
Average number of shares outstanding in fiscal year 130,622 thousand	Average number of shares outstanding in fiscal year 130,581 thousand
Major adjustments to net income included in the calculation of fully diluted net income per share ¥— million	Major adjustments to net income included in the calculation of fully diluted net income per share ¥— million
Adjustment to net income ¥— million	Adjustment to net income ¥— million
Major categories of the additional number of shares included in the calculation of fully diluted net income per share Stock acquisition rights 38 thousand	Major categories of the additional number of shares included in the calculation of fully diluted net income per share Stock acquisition rights — thousand
Additional number of shares 38 thousand	Additional number of shares — thousand
A summary of latent shares is not included in the calculation of fully diluted net income per share because there were no shares with a dilutive effect during the fiscal year. Treasury stock held for stock option: 351,000 shares There were 222,000 shares with stock option as of March 31, 2005, reflecting a 129,000 decrease in the number of shares with acquisition rights owing to the loss of rights.	A summary of latent shares is not included in the calculation of fully diluted net income per share because there were no shares with a dilutive effect during the fiscal year. Treasury stock held for stock option: 351,000 shares There were 214,800 shares with stock option as of March 31, 2006, reflecting a 136,200 decrease in the number of shares with acquisition rights owing to the loss of rights.

4. Business Results

(1) Operating Income

(Millions of yen)

Classification		FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)		FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	
		Amount	%	Amount	%
Operating income from financing business	Interest on consumer loans	352,330	95.3	360,588	94.6
	Collection of written-off loans	4,901	1.3	5,234	1.4
	Fees and commissions	—	—	204	0.0
	Collection of purchased receivables	2,322	0.6	2,638	0.7
	Loan guarantee revenues	—	—	3,432	0.9
	Other financial revenues	17	0.0	13	0.0
	Subtotal	359,571	97.2	372,111	97.6
Operating income from other businesses	Sales	2,761	0.8	958	0.2
	Other	7,528	2.0	8,227	2.2
	Subtotal	10,289	2.8	9,186	2.4
Total		369,860	100.0	381,297	100.0

Notes: 1. Within Operating income from financing business, Other financial revenues include interest on deposits and loans.
2. Within Operating income from other businesses, Other includes income from the leasing of real estate and commission income.
3. Collection of written-off loans, Fees and commissions, Collection of purchased receivables and Loan guarantee revenues, as well as Other in Operating income from other businesses, are listed in the consolidated statements of income under Other operating income.
4. Within Operating income from financing business, Loan guarantee revenues were listed in Other in Operating income from other businesses in the previous fiscal year, which amounted ¥423 million.

(2) Other Indicators

Classification		FY 2005 (Mar. 31, 2005)		FY 2006 (Mar. 31, 2006)	
		Consolidated	Non-consolidated	Consolidated	Non-consolidated
Consumer loans outstanding		1,599,635	1,326,794	1,580,982	1,295,316
(Millions of yen)	Unsecured loans	1,595,397	1,322,701	1,577,494	1,291,953
	Secured loans	4,238	4,093	3,488	3,362
Number of customers		3,023,840	2,383,279	2,950,145	2,309,141
	Unsecured loans	3,022,176	2,381,708	2,948,737	2,307,802
	Secured loans	1,664	1,571	1,408	1,339
Number of branches		1,628	1,461	1,586	1,474
	Staffed branches	530	418	472	415
	Unstaffed branches	1,098	1,043	1,114	1,059
Number of automated contract machines		1,880	1,444	1,529	1,466
Number of ATMs		1,769	1,714	1,694	1,694
Number of loan processing machines		452	452	1,013	1,013
Number of employees		4,967	3,463	4,985	3,582
Loan losses (Millions of yen)		109,260	88,589	116,790	90,987
Allowance for credit losses (Millions of yen)		130,588	97,400	135,673	101,500
Net income per share (Yen)		576.04	521.02	321.38	313.42
Shareholders' equity per share (Yen)		5,901.62	5,756.77	6,121.14	5,950.17

Notes: 1. Number of customers is the total number of customers of Promise and each of its consolidated subsidiaries and is derived from the number of debtors listed in the breakdown of customers compiled through computer-aided name identification.
2. Number of automated contract machines is the total number of automated contract machines installed.
3. Number of employees is the number of workers. Seconded employees are included in the number of employees of the companies to which they have been seconded.
4. Allowance for credit losses includes Reserve for loan losses listed under Other in Investments and advances on the consolidated balance sheets.

Non-Consolidated Financial Results for the Fiscal Year Ended March 31, 2006

The summary of this document (unaudited) has been translated from the original Japanese document released on April 24, 2006 for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

Company Name: Promise Co., Ltd.
Stock Listing: Tokyo Stock Exchange
Stock Code: 8574
Head Office: Tokyo
(URL: http://www.promise.co.jp/english/ir/)

President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
TEL: 81-3-3287-1515

Meeting of Board of Directors for Approval of Results: April 24, 2006
Interim Dividend System: Applicable
Date of Payment of Dividends (Planned): June 21, 2006
General Meeting of Shareholders: June 20, 2006
Unit Stock System: Applicable (1 unit = 50 shares)

1. Non-Consolidated Financial Results for the Fiscal Year Ended March 2006 (Apr. 1, 2005 – Mar. 31, 2006)

(1) Non-Consolidated Operating Results

(Note: In this report, amounts of less than one million yen are omitted and per share figures are rounded down to two decimal places.)

	Operating income		Operating profit		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Year ended Mar. 31, 2006	307,960	(1.6)	66,210	(43.0)	67,718	(42.7)
Year ended Mar. 31, 2005	313,041	(2.8)	116,129	40.4	118,171	40.0

	Net income		Net income per share	Diluted net income per share	ROE	Recurring profit to total asset ratio	Recurring profit to operating income ratio
	Millions of yen	%	Yen	Yen	%	%	%
Year ended Mar. 31, 2006	40,994	(39.9)	313.42	—	5.4	4.2	22.0
Year ended Mar. 31, 2005	68,174	38.2	521.02	520.86	9.7	7.1	37.7

Notes:
1. Average number of shares
   Year ended Mar. 31, 2006: 130,581,375
   Year ended Mar. 31, 2005: 130,622,213
2. Change in accounting method: Not applicable
3. Percentages for operating income, operating profit, recurring profit, and net income represent percentage changes from the previous fiscal year.

(2) Dividends

	Cash dividends per share for the fiscal year			Total cash dividends (Annual)	Payout ratio	Dividends to shareholders' equity ratio
		Sept. 30, 2005	Mar. 31, 2006			
	Yen	Yen	Yen	Millions of yen	%	%
Year ended Mar. 31, 2006	105.00	52.50	52.50	13,461	33.5	1.8
Year ended Mar. 31, 2005	105.00	50.00	55.00	14,118	20.2	1.8

(3) Consolidated Financial Position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Mar. 31, 2006	1,598,348	754,662	47.2	5,950.17
Mar. 31, 2005	1,653,098	774,486	46.9	5,756.77

Notes: 1. Number of shares outstanding
Mar. 31, 2006: 126,819,027
Mar. 31, 2005: 134,514,360
2. Number of shares of treasury stock
Mar. 31, 2006: 8,047,638
Mar. 31, 2005: 352,305

2. Forecast for Fiscal Year Ending March 2007 (Apr. 1, 2006 – Mar. 31, 2007)

	Operating income	Recurring profit	Net income	Cash dividends per share for the fiscal year		
				Sept. 30, 2006	Mar. 31, 2007	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen	Yen
Six months ending Sept. 30, 2006	156,447	36,700	21,500	52.50	—	—
Year ending Mar. 31, 2007	314,979	76,000	44,800	—	52.50	105.00

Reference: Projected net income per share for the fiscal year ending Mar. 31, 2007: ¥352.54

Notes: 1. Projected net income per share for the fiscal year ending Mar. 31, 2007 is calculated based on projected average number of shares of 126,819,027.
2. The above forecasts are based on information currently available to the Company at the time of the release of this report. Actual results could differ materially from projections due to various factors.

Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

(Millions of yen)

Classification	FY 2005 (Mar. 31, 2005)			FY 2006 (Mar. 31, 2006)			Change
	Amount		%	Amount		%	Amount
(Assets)							
I Current assets							
1 Cash and deposits		58,204			46,243		(11,960)
2 Consumer loans receivable:							
Principal		1,326,794			1,295,316		(31,478)
3 Short-term loans		53,183			20,732		(32,450)
4 Prepaid expenses		1,618			1,355		(262)
5 Accrued income		12,445			12,235		(209)
6 Loans to affiliates		96,300			77,400		(18,900)
7 Deferred tax assets		25,189			41,019		15,829
8 Other		4,412			9,844		5,431
Allowance for credit losses		(97,400)			(101,500)		(4,100)
Total current assets		1,480,747	89.6		1,402,648	87.8	(78,099)
II Fixed assets							
1 Property and equipment, net							
(1) Buildings	21,824			22,534			
Accumulated depreciation	10,744	11,079		11,469	11,064		(14)
(2) Structures	4,180			4,155			
Accumulated depreciation	2,409	1,770		2,581	1,573		(197)
(3) Furniture and fixtures	27,709			28,895			
Accumulated depreciation	16,245	11,464		19,078	9,816		(1,647)
(4) Land		44,219			44,158		(61)
(5) Construction in process		179			—		(179)
Total property and equipment, net		68,714	4.2		66,613	4.2	(2,101)
2 Intangible fixed assets, net							
(1) Software		6,051			8,047		1,996
(2) Telephone rights		870			748		(122)
(3) Other		41			10		(30)
Total intangible fixed assets, net		6,963	0.4		8,806	0.5	1,842
3 Investments and advances							
(1) Investments in securities		11,649			39,438		27,788
(2) Stock of affiliates		69,200			69,125		(75)
(3) Investments in equity other than capital stock		0			—		(0)
(4) Long-term prepaid expenses		961			1,007		46
(5) Guaranty money deposited		9,331			9,190		(140)
(6) Deferred tax assets		3,821			—		(3,821)
(7) Other		1,707			1,517		(189)
Total investments and advances		96,672	5.8		120,280	7.5	23,608
Total fixed assets		172,350	10.4		195,700	12.2	23,350
Total assets		1,653,098	100.0		1,598,348	100.0	(54,749)

(Millions of yen)

Classification	FY 2005 (Mar. 31, 2005)		FY 2006 (Mar. 31, 2006)		Change
	Amount	%	Amount	%	Amount
(Liabilities)					
I Current liabilities					
1 Short-term borrowings	—		5,432		5,432
2 Current portion of long-term debt	185,710		138,465		(47,245)
3 Commercial paper	—		20,000		20,000
4 Bonds scheduled for redemption within one year	50,000		55,000		5,000
5 Accounts payable	9,342		5,088		(4,254)
6 Accrued expenses	3,122		2,619		(502)
7 Accrued income taxes	22,585		24,575		1,989
8 Deposits	3,170		3,355		184
9 Income in advance	18		21		3
10 Reserve for bonuses	2,989		2,935		(54)
11 Accruals for debt guarantees	193		7,417		7,224
12 Reserve for business losses of subsidiary	—		5,051		5,051
13 Reserve for losses on interest repayments	—		21,200		21,200
14 Other	173		243		70
Total current liabilities	277,306	16.8	291,405	18.2	14,098
II Long-term liabilities					
1 Corporate bonds	215,000		180,000		(35,000)
2 Long-term debt	371,329		364,664		(6,665)
3 Deferred tax liabilities	—		3,951		3,951
4 Accrued severance indemnities for employees	13,681		1,292		(12,388)
5 Allowance for retirement benefits for directors and auditors	280		312		31
6 Accruals for loss guarantees	860		2,000		1,139
7 Long-term accounts payable	112		—		(112)
8 Other	40		60		19
Total long-term liabilities	601,304	36.3	552,280	34.6	(49,024)
Total liabilities	878,611	53.1	843,685	52.8	(34,925)
(Shareholders' equity)					
I Common stock	80,737	4.9	80,737	5.0	—
II Capital surplus					
1 Additional paid-in capital	112,639		112,639		—
2 Other					
Net gain on sales of treasury stock	14,741		14,697		(43)
Total capital surplus	127,381	7.7	127,337	8.0	(43)
III Retained earnings					
1 Legal reserve	12,263		12,263		—
2 Voluntary reserve					
Contingency reserve	485,700		538,700		53,000
3 Unappropriated retained earnings	67,758		41,434		(26,324)
Total retained earnings	565,722	34.2	592,397	37.1	26,675
IV Net unrealized gain on securities	3,431	0.2	11,609	0.7	8,177
V Treasury stock	(2,786)	(0.1)	(57,418)	(3.6)	(54,632)
Total shareholders' equity	774,486	46.9	754,662	47.2	(19,823)
Total liabilities and shareholders' equity	1,653,098	100.0	1,598,348	100.0	(54,749)

(2) Non-Consolidated Statements of Income

(Millions of yen)

Classification	FY 2005 (Apr.1, 2004 – Mar. 31, 2005) Amount		%	FY 2006 (Apr.1, 2005 – Mar. 31, 2006) Amount		%	Change Amount
I Operating income							
1 Interest on consumer loans		305,470			296,730		(8,740)
2 Other financial revenues							
(1) Interest on deposits	7			2			
(2) Interest on loans	1,870			1,558			
(3) Other	—	1,877		0	1,561		(315)
3 Other operating income		5,693			9,667		3,974
Total operating income		313,041	100.0		307,960	100.0	(5,081)
II Operating expenses							
1 Financial expenses							
(1) Interest expense	16,307			13,703			
(2) Other	1,123	17,431		854	14,558		(2,873)
2 Other operating expenses							
(1) Advertising expenses	14,227			13,329			
(2) Provision for uncollectible loans	77,689			95,087			
(3) Provision for debt guarantees	244			7,573			
(4) Provision for reserve for losses on interest repayments	—			21,200			
(5) Employees' salaries and bonuses	19,099			18,813			
(6) Provision for bonuses	2,989			2,920			
(7) Net periodic benefit cost	2,791			(3,954)			
(8) Allowance for retirement accounts for directors and auditors	43			48			
(9) Employee welfare expenses	2,590			2,726			
(10) Rent expenses	8,485			9,188			
(11) Depreciation	6,348			7,627			
(12) Fee expenses	17,053			17,717			
(13) Communications expenses	3,678			3,226			
(14) Expenses for interest repayments	—			12,455			
(15) Other	24,239	179,480		19,232	227,192		47,711
Total operating expenses		196,912	62.9		241,750	78.5	44,837
Operating profit		116,129	37.1		66,210	21.5	(49,919)
III Non-operating revenues							
1 Interest on loans	203			166			
2 Interest on investment securities	—			0			
3 Dividend income	1,114			216			
4 Insurance money received and insurance dividends	319			540			
5 Equity in earnings of Tokumei Kumiai	447			242			
6 Miscellaneous income	676	2,759	0.8	712	1,877	0.6	(882)
IV Non-operating expenses							
1 Amortization of stock issue expenses	230			—			
2 Bond issue expenses	8			—			
3 Expense for relocation of offices	227			222			
4 Expense for dissolution of offices	81			34			
5 Amortization of guarantee deposits, etc.	—			50			
6 Miscellaneous losses	169	718	0.2	61	369	0.1	(348)
Recurring profit		118,171	37.7		67,718	22.0	(50,453)

(Continued) (Millions of yen)

Classification	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)			FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)			Change
	Amount		%	Amount		%	Amount
V Extraordinary income							
1 Gain on sales of property and equipment	4			1			
2 Net gain on sales of investments in securities	702			583			
3 Gain on return of substitutional portion of contributory funded benefit pension plan	—			7,765			
4 Other	0	707	0.2	3	8,354	2.7	7,647
VI Extraordinary losses							
1 Net loss on disposal of property and equipment	1,184			381			
2 Net loss on sales of property and equipment	150			87			
3 Impairment loss	1,015			111			
4 Impairment loss on deposits for membership rights	37			—			
5 Loss on valuation of investments in subsidiaries	1,560			303			
6 Reserve for business losses of subsidiary	—			5,051			
7 Provision for loss guarantees	—			1,139			
8 Other	36	3,984	1.2	108	7,183	2.3	3,199
Income before income taxes		114,895	36.7		68,889	22.4	(46,005)
Income taxes Current	37,595			41,562			
Deferred	9,125	46,720	14.9	(13,667)	27,895	9.1	(18,825)
Net income		68,174	21.8		40,994	13.3	(27,179)
Balance carried forward		6,304			7,243		938
Cash dividends		6,720			6,803		83
Unappropriated retained earnings		67,758			41,434		(26,324)

(3) Appropriation of Profit

(Millions of yen)

Classification	FY 2005 (Jun. 21, 2005)*		FY 2006 (Jun. 20, 2006)*		Change	
	Amount		Amount		Amount	
(Appropriation of unappropriated retained earnings)						
I Unappropriated retained earnings		67,758		41,434		(26,324)
II To be appropriated as follows						
1 Dividends	7,398		6,657		(740)	
2 Directors' bonuses	117		67		(49)	
[Of which auditors' bonuses]	[26]		[15]		[(11)]	
3 Voluntary reserve						
Contingency reserve	53,000	60,515	28,000	34,725	(25,000)	(25,790)
III Amount carried forward to next period		7,243		6,708		(534)
(Appropriation of other capital surplus)						
I Other capital surplus		14,741		14,697		(43)
II Amount carried forward to next period		14,741		14,697		(43)

Notes: 1. * denotes date of General Meeting of Shareholders for FY2005 and planned for FY2006.
2. For the previous fiscal year, interim cash dividends of ¥6,720 million (¥50.00 per share) were paid on December 1, 2004.
3. For the fiscal year under review, interim cash dividends of ¥6,803 million (¥52.50 per share) were paid on December 1, 2005.

(4) Material Items in Basis of Presentation of Non-Consolidated Financial Statements

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
1. Standards and Methods for Valuing Investment Securities	**1. Standards and Methods for Valuing Investment Securities**
(1) Investment securities Investments in stocks of subsidiaries and affiliates are valued on a cost basis using the moving average method.	(1) Investment securities (No change)
(2) Other securities [1] Marketable Other securities are stated at market value as of the fiscal year-end. Adjustments to market value are recorded as an increase or decrease in shareholders' equity. Costs of their sales are determined by the moving average method. [2] Other securities that are not marketable are stated at cost, with cost being determined by the moving average method.	(2) Other securities [1] (No change) [2] (No change)
2. Standards and Methods for Valuing Derivatives Derivatives Derivatives are stated at market value.	**2. Standards and Methods for Valuing Derivatives** Derivatives (No change)
3. Method of Depreciation of Fixed Assets	**3. Method of Depreciation of Fixed Assets**
(1) Property and equipment, net Property and equipment, net are principally depreciated using the declining-balance method. However, buildings (excluding associated equipment) acquired on or after April 1, 1998 are depreciated using the straight-line method over the estimated useful lives of the assets. Moreover, small-sum assets of equal to or more than ¥100,000 and less than ¥200,000 are depreciated uniformly over a period of three years. The main useful lives are as follows: Buildings and structures: 3–50 years Equipment and fixtures: 2–20 years	(1) Property and equipment, net (No change)
(2) Intangible fixed assets, net Intangible fixed assets, net are depreciated using the straight-line method. However, amortization of computer software (for internal use) is principally calculated using the straight-line method over five years, the estimated useful life. Moreover, small-sum assets of equal to or more than ¥100,000 and less than ¥200,000 are amortized uniformly over a period of three years.	(2) Intangible fixed assets, net (No change)
(3) Long-term prepaid expenses Long-term prepaid expenses are amortized on an average basis.	(3) Long-term prepaid expenses (No change)
4. Method of Transaction of Deferred Assets	**4. Method of Transaction of Deferred Assets**
(1) Bond issue expenses Entire amount expensed as incurred.	(1) Bond issue expenses (No change)
(2) Stock issue expenses Entire amount expensed as incurred.	————

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
5. Accounting Basis for Reserves (1) Allowance for credit losses The allowance for credit losses is provisioned at the actual loss rate. Additional provisions are made in amounts deemed necessary to cover possible non-collectible accounts in accordance with the state of consumer loans outstanding.	**5. Accounting Basis for Reserves** (1) Allowance for credit losses (No change)
(2) Reserve for bonuses The reserve for bonuses to employees on the payroll at the end of the fiscal year is provisioned based on the expected payment amount.	(2) Reserve for bonuses (No change)
(3) Accruals for debt guarantees Accruals for debt guarantees are provided to cover possible future losses on guarantees at the end of the fiscal year.	(3) Accruals for debt guarantees (No change)
(4) ————	(4) Reserve for business losses of subsidiary In preparation for business losses of subsidiary, the Company calculates and books a provision for the portion of losses to be borne by the Company taking into consideration the financial conditions of the subsidiary.
(5) ————	(5) Reserve for losses on interest repayments The provision to the reserve is rationally estimated and booked based on the number of repayment claims by debtors, etc., for interest paid in excess of the ceiling under the Interest Rate Restriction Law for which out of court settlements have not already been reached and the historical amount of repayments while also taking into consideration the recent repayment conditions. (Additional information) On March 15, 2006, the Japanese Institute of Certified Public Accountants announced guidelines on auditing consumer finance companies (Research Center Deliberation Report No. 24) that take into account the Supreme Court ruling concerning the application of repayment rules stipulated under the Money Lending Business Control and Regulation Law. Based on the increased materiality of interest repayments, starting with the current fiscal year, the Company has set up a reserve for losses on interest repayments as a current liability. In accordance with this action, a provision for reserve for losses on interest repayments totaling ¥21,200 million was included in operating expenses for the current fiscal year. As a result, compared with using the same accounting procedures in the previous fiscal year, operating profit, recurring profit, and net income declined ¥21,200 million.

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
(6) Accrued severance indemnities for employees The amount of accrued severance indemnities for employees is provided based on the amount of the benefit obligation and plan assets as of the fiscal year-end. Prior service cost and actuarial differences are charged to income in a lump sum in the fiscal year in which they occur. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.	(6) Accrued severance indemnities for employees (No change) (Additional information) Along with the enforcement of the Defined Benefit Corporate Pension Law, on April 22, 2005, the Company obtained approval from Japan's Minister of Health, Labor and Welfare to be exempted from the future benefit obligation for the substitutional portion of contributory funded benefit pension plan. In turn, on March 31, 2006, the Company received approval to return the prior portion. The impact on profit or losses in the current fiscal year on a consolidated basis amounted to an extraordinary income of ¥7,765 million.
(7) Allowance for retirement benefits for directors and auditors The past service cost for directors is determined based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.	(7) Allowance for retirement benefits for directors and auditors (No change)
(8) Accruals for loss guarantees The Company has made a provision for estimated loss to cover non-collectible amounts of claims for indemnities due to the sales of investments in subsidiaries.	(8) Accruals for loss guarantees (No change)
6. Accounting for Revenues and Expenses Interest on consumer loans Interest on consumer loans is recognized on an accrual basis. For the Company, accrued interest on loans is determined using the lower of the interest rate specified in the Interest Rate Restriction Law or the contracted interest rate.	**6. Accounting for Revenues and Expenses** Interest on consumer loans (No change)
7. Lease Transactions Where financing leases do not transfer ownership of the leased property to the lessee during the term of the lease, the leased property is not capitalized and the lease expenses are charged to income in the period they are incurred.	**7. Lease Transactions** (No change)

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
8. Hedging (1) Hedge accounting method The Company uses deferral hedge accounting. Exceptional accounting is used to account for interest rate swap agreements and interest rate cap agreements that meet specified conditions.	**8. Hedging** (1) Hedge accounting method (No change)
(2) Hedging instruments and hedging targets Hedging instruments: Interest rate cap agreements and interest rate swap agreements Hedging targets: Funds procured at variable interest rates, for which a rise in market interest rates will contribute to an increase in fund procurement costs (interest payment).	(2) Hedging instruments and hedging targets (No change)
(3) Hedging policy The basic hedging policy is to minimize the impact of sharp movements in interest rates on procured funds.	(3) Hedging policy (No change)
(4) Determining hedging effectiveness The hedging instruments are measured for effectiveness by correlation with respect to the difference between interest rate indicators upon the instruments and positions being hedged.	(4) Determining hedging effectiveness (No change)
(5) Risk management system The Company manages market risk in accordance with methods for managing the various risks arising from financial activities as set forth in Guidelines for Managing Risk by Type, which is contained in the Company's Finance Regulations. Guidelines for Managing Risk by Type is revised in a timely manner in response to changes in the risk environment, whereupon such revisions shall be reported to the Board of Directors.	(5) Risk management system (No change)
9. Other Material Items in Basis of Presentation of Non-Consolidated Financial Statements Accounting for consumption taxes National consumption taxes and regional consumption taxes are accounted for at the Company using the net-of-tax method. However, consumption taxes not subject to fixed asset related exclusion are recorded in Other in Investments and advances on the relevant balance sheets and are amortized over five years.	**9. Other Material Items in Basis of Presentation of Non-Consolidated Financial Statements** Accounting for consumption taxes (No change)

(5) Changes in Accounting Practices

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
(Accounting standards for impairment of fixed assets) The Company has adopted accounting standards for impairment of fixed assets (Opinion on the Establishment of Accounting Standards for Impairment of Fixed Assets (Business Accounting Council, August 9, 2002)) and Guidance on Accounting Standards for Impairment of Fixed Assets (Accounting Standards Board of Japan, Practical Guidance No. 6, October 31, 2003) from the fiscal year ended March 31, 2005. Application of these standards resulted in a reduction of ¥1,015 million in income before income taxes. The cumulative impairment loss after revision has been directly charged to individual asset accounts in accordance with regulations for presentation of the non-consolidated financial statements.	————

(6) Changes in Disclosure Method

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
(Balance Sheets) The Law Concerning Partial Revision of the Securities and Exchange Law (Law No. 97, 2004) was promulgated on June 9, 2004. After the law came into application as of December 1, 2004, the guidelines for accounting for financial instruments (Business Accounting Deliberation Council Opinion No. 14) were revised as of February 15, 2005. As a result, starting with the fiscal year ended March 31, 2005, the method of disclosing limited investment partnerships was changed. Investment in limited investment partnerships and equivalent partnerships (as defined in Article 2, Item 2 of the Securities and Exchange Law) are now categorized as investment securities. The amounts of said investments included in investment securities for the fiscal years ended March 31, 2005 and 2004 were as follows. FY2004 ¥737 million FY2005 ¥355 million	———
———	(Balance Sheets) Up until the previous fiscal year, investment in equity other than capital stock (¥0 million in the fiscal year under review) was included as a separate item under Investments and Advances. Since the amount declined in the fiscal year under review, this item is now being disclosed under Other in Investments and Advances.
———	(Statements of Income) As it exceeded 5% of other operating expenses in the fiscal year under review, expenses for interest repayments, which was included in Other of Other operating expenses in the previous fiscal year, has been separated into its own classification beginning with the fiscal year under review. Expenses for interest repayments amounted to ¥4,665 million, when it was classified under Other in the previous fiscal year.
———	As it exceeded 10% of total non-operating expenses in the fiscal year under review, amortization of guarantee deposits, etc., which was included in Miscellaneous losses of Non-operating expenses in the previous fiscal year, has been separated into its own classification beginning with the fiscal year under review. Amortization of guarantee deposits, etc. amounted to ¥35 million, when it was classified under Miscellaneous losses in the previous fiscal year.

(7) Additional Information

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
The Local Taxes Amendment Law (Law No. 9, 2003) was promulgated on March 31, 2003, resulting in the introduction of a pro-forma standard taxation system for fiscal years commencing on or after April 1, 2004. In accordance with the introduction of this system, the added value and asset portions of enterprise tax are recorded in Other operating expenses as given in Practical Solution on Presentation for Corporate Size Based Aspect of Corporate Income Tax on Income Statement (Accounting Standards Board of Japan, Practical Guidance No. 12, February 13, 2004) beginning with the fiscal year ended March 31, 2005. As a result of these changes, other operating expenses increased ¥877 million, while operating profit, recurring profit and income before income taxes decreased ¥877 million.	————

(8) Explanatory Notes

(Footnotes to Non-Consolidated Balance Sheets)

FY 2005 (Mar. 31, 2005)

1. Assets pledged and corresponding liabilities

a) Assets pledged (Millions of yen)

Type	Book value at end of fiscal year
Consumer loans receivable	156,374
Total	156,374

b) Corresponding liabilities (Millions of yen)

Item	Balance at end of fiscal year
Current portion of long-term debt	51,830
Long-term debt	100,004
Total	151,834

In addition to the above, Promise entered into forward contracts of assigning for consumer loans receivable of ¥280,967 million. Corresponding liabilities were long-term debt of ¥269,590 million (including ¥77,989 million current portion of long-term debt) as well as a guaranteed obligation for affiliates of ¥1,996 million.

2. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,322,701 million.

FY 2006 (Mar. 31, 2006)

1. Assets pledged and corresponding liabilities

a) Assets pledged (Millions of yen)

Type	Book value at end of fiscal year
Consumer loans receivable	131,788
Total	131,788

b) Corresponding liabilities (Millions of yen)

Item	Balance at end of fiscal year
Current portion of long-term debt	35,841
Long-term debt	92,163
Total	128,004

In addition to the above, Promise entered into forward contracts of assigning for consumer loans receivable of ¥277,149 million. Corresponding liabilities were long-term debt of ¥268,401 million (including ¥64,123 million current portion of long-term debt).

Of the total amount of investment securities, ¥21 million was being used as collateral for sales guarantees.

2. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,291,953 million.

FY 2005 (Mar. 31, 2005)	FY 2006 (Mar. 31, 2006)
3. Revolving credit facility Within lending commitment line contracts for consumer loans, ¥1,326,430 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract. The total balance of revolving credit facilities unused was ¥347,442 million (including ¥226 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more. There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Company. For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the Company can deny financing for loan applications and upwardly or downwardly revise the maximum credit line. Even after the completion of contracts, the Company periodically revises contract details and adopts measures to ensure credit safely.	**3. Revolving credit facility** Within lending commitment line contracts for consumer loans, ¥1,295,032 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract. The total balance of revolving credit facilities unused was ¥340,119 million (including ¥190 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more. There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Company. For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the Company can deny financing for loan applications and upwardly or downwardly revise the maximum credit line. Even after the completion of contracts, the Company periodically revises contract details and adopts measures to ensure credit safely.
4. Loans to affiliates are loans to consolidated subsidiaries engaged in consumer finance business.	4. (No change)
5. Common stock Authorized 300,000,000 shares In the event of retirement of stock pursuant to the Company's articles of incorporation, the number of Company-issued stock will decrease. Number of shares issued 134,866,665 shares	**5. Common stock** (No change)
6. Number of shares of treasury stock held Common stock 352,305 shares	**6. Number of shares of treasury stock held** Common stock 8,047,638 shares
7. Contingent liabilities (1) Guarantee obligations in the loan guarantee business ¥4,818 million (2) Warranty obligations ¥15,410 million This obligation was entailed in the transfer of the entire amount of stock held by Promise in subsidiary GC Co., Ltd. to General Electric Capital Consumer Finance Co., Ltd. (currently GE Consumer Finance Co., Ltd.) and represents the remaining balance of obligations that fall under the category of warranty obligations, which are only one portion of Company debt obligations.	**7. Contingent liabilities** (1) Guarantee obligations in the loan guarantee business ¥164,512 million (2) Warranty obligations ¥2,104 million (No change)

FY 2005 (Mar. 31, 2005)	FY 2006 (Mar. 31, 2006)

FY 2005 (Mar. 31, 2005)

(3) Guarantees of loans to subsidiaries

(Millions of yen)

Borrower	Guarantee amount
(Subsidiaries)	
PROMISE (HONG KONG) CO., LTD.	8,964
PROMISE (TAIWAN) Co., Ltd.	1,700
Plat Corporation	114
Total	10,778

In foreign currency, guaranteed obligations to PROMISE (HONG KONG) CO., LTD. totaled HK$651 million.

8. Status of non-performing loans

(Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	931
Delinquent loans	96
Delinquent loans three months or more past the due date	9,561
Restructured loans	56,896
Total	67,487

(1) Credits of bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings, whose accruing interest is not recorded as income because the principal or interest on such loans is unlikely to be recovered in view of the considerable period of postponement of the principal or interest, or other circumstances.

FY 2006 (Mar. 31, 2006)

(3) Guarantees of loans to subsidiaries

(Millions of yen)

Borrower	Guarantee amount
(Subsidiaries)	
PROMISE (HONG KONG) CO., LTD.	7,716
PROMISE (TAIWAN) Co., Ltd.	2,600
NANJING SHENZHOU SEED INDUSTRY CO., LTD.	73
QUOQLOAN INC.	10
Total	10,399

In foreign currency, guaranteed obligations to PROMISE (HONG KONG) CO., LTD. totaled HK$510 million and to NANJING SHENZHOU SEED INDUSTRY CO., LTD. totaled CNY 5 million.

8. Status of non-performing loans

(Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	695
Delinquent loans	90
Delinquent loans three months or more past the due date	10,964
Restructured loans	60,745
Total	72,496

(1) (No change)

<table>
<tr><th>FY 2005
(Mar. 31, 2005)</th><th>FY 2006
(Mar. 31, 2006)</th></tr>
<tr><td>(2) Delinquent loans are credits whose accruing interest is not recorded as income for the same reason as the above and do not include credits of bankrupt borrowers and the loans to which postponement of interest payment was made with the object of reconstructing and supporting the borrowers.</td><td>(2) (No change)</td></tr>
<tr><td>(3) Delinquent loans three months or more past the due date are loans which are delinquent for three months or more from the due date of interest or principal under the terms of the related loan agreements and do not include credits of bankrupt borrowers and delinquent loans, as described above.</td><td>(3) (No change)</td></tr>
<tr><td>(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above.
Of ¥56,896 million in restructured loans, restructured loans which are 30 days or less past due were ¥52,166 million.</td><td>(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above.
Of ¥60,745 million in restructured loans, restructured loans which are 30 days or less past due were ¥56,075 million.</td></tr>
<tr><td>9. Loan collateral
A repurchase agreement of ¥44,376 million is included in Short-term loans.
Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.
The market value for marketable securities received is as follows:
(Millions of yen)
<table><tr><th>Type</th><th>Market value</th></tr><tr><td>Commercial paper</td><td>24,997</td></tr><tr><td>Securities</td><td>18,005</td></tr><tr><td>Beneficial interest in trust</td><td>1,380</td></tr><tr><td>Total</td><td>44,382</td></tr></table></td><td>9. Loan collateral
A repurchase agreement of ¥9,999 million is included in Short-term loans.
Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.
The market value for marketable securities received is as follows:
(Millions of yen)
<table><tr><th>Type</th><th>Market value</th></tr><tr><td>Commercial paper</td><td>9,999</td></tr><tr><td>Total</td><td>9,999</td></tr></table></td></tr>
<tr><td>10. The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows:
(Overdraft contracts on current accounts)
(Millions of yen)
<table><tr><td>Total contracts</td><td>50</td></tr><tr><td>Contracts exercised</td><td>—</td></tr><tr><td>Difference</td><td>50</td></tr></table>
(Contracts for the commitment line of loans)
(Millions of yen)
<table><tr><td>Total contracts</td><td>236,890</td></tr><tr><td>Contracts exercised</td><td>—</td></tr><tr><td>Difference</td><td>236,890</td></tr></table></td><td>10. The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows:
(Overdraft contracts on current accounts)
(Millions of yen)
<table><tr><td>Total contracts</td><td>7,050</td></tr><tr><td>Contracts exercised</td><td>5,432</td></tr><tr><td>Difference</td><td>1,618</td></tr></table>
(Contracts for the commitment line of loans)
(Millions of yen)
<table><tr><td>Total contracts</td><td>168,235</td></tr><tr><td>Contracts exercised</td><td>—</td></tr><tr><td>Difference</td><td>168,235</td></tr></table></td></tr>
<tr><td>11. Dividend restrictions
Financial assets are valued using fair value, which resulted in an increase in net assets of ¥3,431 million.
This amount is the total of net assets restricted from appropriation to dividends under Article 124, Paragraph 3 of the Japanese Commercial Code.</td><td>11. Dividend restrictions
Financial assets are valued using fair value, which resulted in an increase in net assets of ¥11,609 million.
This amount is the total of net assets restricted from appropriation to dividends under Article 124, Paragraph 3 of the Japanese Commercial Code.</td></tr>
</table>

(Footnotes to Non-Consolidated Statements of Income)

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
1. Bond interest of ¥5,124 million is included in interest expense.	**1.** Bond interest of ¥4,641 million is included in interest expense.
2. Gain on sales of property and equipment is due to the sale of Company-owned condominiums.	**2.** Gain on sales of property and equipment is due to the sale of telephone rights.
3. Other in Extraordinary income comprises sale of golf club membership.	**3.** Other in Extraordinary income comprises sale of golf club membership, etc.

FY 2005

4. Breakdown of net loss on disposal of property and equipment (Millions of yen)

Buildings	147
Structures	45
Furniture and fixtures	870
Software	120
Total	1,184

5. Breakdown of net loss on sales of property and equipment (Millions of yen)

Buildings	3
Furniture and fixtures	0
Land	32
Telephone rights	113
Total	150

6. During the fiscal year ended March 31, 2005, the following groups of assets of the Company have been charged with impairment losses.

Use	Category	Prefecture
Idle asset, scheduled asset sales	Land	Tokyo
Idle asset	Land	Ishikawa
Idle asset	Land	Osaka
Idle asset	Land	Hiroshima
Idle asset	Land	Kagawa

Method of Grouping Assets

The Company divides its asset groups into two categories: finance for assets related to the financing business and idle assets not related to the financing business for each asset item of other businesses.

Process of Recognizing Asset Impairment Losses and Amount Recorded

Idle assets for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of ¥1,015 million was booked as extraordinary losses.

Method of Calculating Recovery Value

Recovery value is stated as the net sales value. It is calculated using the assessment value, etc., of a real estate appraiser.

FY 2006

4. Breakdown of net loss on disposal of property and equipment (Millions of yen)

Buildings	160
Structures	18
Furniture and fixtures	183
Software	19
Total	381

5. Breakdown of net loss on sales of property and equipment (Millions of yen)

Telephone rights	87
Total	87

6. During the fiscal year ended March 31, 2006, the following groups of assets of the Company have been charged with impairment losses.

Use	Category	Prefecture
Idle asset	Land, telephone rights	Tokyo

Method of Grouping Assets

(No change)

Process of Recognizing Asset Impairment Losses and Amount Recorded

Idle assets for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of ¥111 million was booked as extraordinary losses. Of that amount, ¥61 million was for land and ¥49 million for telephone rights.

Method of Calculating Recovery Value

Recovery value is stated as the net sales value. It is calculated using the assessment value, etc., of a real estate appraiser for land and market value for telephone rights.

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
7. Impairment loss on deposits for membership rights comprised impairment losses on golf club memberships.	**7.** ————
8. Loss on valuation of investments in subsidiaries comprised impairment losses on valuation of investments in subsidiaries.	**8.** (No change)
9. Other in Extraordinary losses comprises a ¥29 million asset impairment charge to investment securities and a ¥6 million benefit dispensation expense paid to disaster victims.	**9.** Other in Extraordinary losses comprises a ¥55 million loss on sales of golf club membership, ¥49 million asset impairment charge to investment securities and a ¥3 million benefit dispensation expense paid to disaster victims.
10. Note concerning affiliates Main items included in each topic related to affiliates (Millions of yen) Interest on loans 184 Miscellaneous income 87	**10. Note concerning affiliates** Main items included in each topic related to affiliates (Millions of yen) Interest on loans 148 Miscellaneous income 109
11. The basis for classification of financial revenues and financial expenses on the non-consolidated statement of income is as follows:	**11.** The basis for classification of financial revenues and financial expenses on the non-consolidated statement of income is as follows:
(1) Financial revenues are expressed as operating income. Financial revenues exclude all interest on loans and dividends received at affiliated companies (except for the portion for consolidated subsidiaries engaged in the consumer finance business) as well as interest and dividends on investment securities.	(1) Financial revenues are expressed as operating income. (No change)
(2) Financial expenses are expressed as operating expenses. Financial expenses exclude all interest paid that cannot be clearly matched to operating income.	(1) Financial expenses are expressed as operating expenses. (No change)

(Footnotes to Lease Transactions)

Notes regarding disclosure based on EDINET have been omitted.

(Footnotes to Securities)

In fiscal 2005 (as of March 31, 2005), there were no securities with market value among subsidiaries and affiliates.

In fiscal 2006 (as of March 31, 2006), there were no securities with market value among subsidiaries and affiliates.

(Footnotes to Tax Effect Accounting)

FY 2005 (Mar. 31, 2005)	FY 2006 (Mar. 31, 2006)
1. Major components of deferred tax assets and deferred tax liabilities	**1.** Major components of deferred tax assets and deferred tax liabilities

FY 2005 (Mar. 31, 2005)

	(Millions of yen)
Deferred tax assets:	
Credit losses for receivables and consumer loans	15,128
Allowance for credit losses	2,682
Accrued income	3,781
Provision for bonuses	1,216
Accrued severance indemnities for employees	5,360
Provisions for loss guarantees	564
Accrued enterprise taxes	1,781
Other	850
Total deferred tax assets	31,365
Deferred tax liabilities:	
Net unrealized loss on securities	2,354
Total deferred tax liabilities	2,354
Net deferred tax assets	29,010

Note: Net deferred tax assets for this non-consolidated fiscal year are included in the items below on the non-consolidated balance sheet

	(Millions of yen)
Current assets - Deferred tax assets	25,189
Fixed assets - Deferred tax assets	3,821

FY 2006 (Mar. 31, 2006)

	(Millions of yen)
Deferred tax assets:	
Credit losses for receivables and consumer loans	17,831
Allowance for credit losses	663
Accrued income	4,128
Provision for bonuses	1,194
Accrued severance indemnities for employees	525
Provisions for loss guarantees	1,027
Accrued enterprise taxes	1,871
Reserve for losses on interest repayments	8,626
Gain on return of substitutional portion of contributory funded benefit pension plan	3,159
Provision for accruals for debt guarantee	3,017
Reserve for business losses of subsidiary	2,055
Other	929
Total deferred tax assets	45,032
Deferred tax liabilities:	
Net unrealized loss on securities	7,964
Total deferred tax liabilities	7,964
Net deferred tax assets	37,068

Note: Net deferred tax assets for this non-consolidated fiscal year are included in the items below on the non-consolidated balance sheet

	(Millions of yen)
Current assets - Deferred tax assets	41,019
Fixed assets - Deferred tax assets	3,951

FY 2005 (Mar. 31, 2005)

2. The following is a breakdown of the principal categories that are factors underlying significant differentials between the burden of the statutory tax rate and income taxes after the application of tax effect accounting.

Because the difference between the statutory tax rate and income taxes after the application of tax effect accounting is 5% or less, this breakdown has been omitted.

FY 2006 (Mar. 31, 2006)

2. The following is a breakdown of the principal categories that are factors underlying significant differentials between the burden of the statutory tax rate and income taxes after the application of tax effect accounting.

(No change)

(Per Share Data)

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)		FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	
Net assets per share	¥5,756.77	Net assets per share	¥5,950.17
Net income per share	¥521.02	Net income per share	¥313.42
Diluted net income per share	¥520.86	The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect.	

Note: Calculations of net income per share are based on the following data.

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
Net income on non-consolidated statement of income ¥68,174 million	Net income on non-consolidated statement of income ¥40,994 million
Net income for common stock ¥68,056 million	Net income for common stock ¥40,927 million
Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥117 million	Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥67 million
Principal category of funds not available to shareholders ¥117 million	Principal category of funds not available to shareholders ¥67 million
Average number of shares outstanding in fiscal year 130,622 thousand	Average number of shares outstanding in fiscal year 130,581 thousand
Major adjustments to net income included in the calculation of fully diluted net income per share ¥— million	Major adjustments to net income included in the calculation of fully diluted net income per share ¥— million
Adjustment to net income ¥— million	Adjustment to net income ¥— million
Major categories of the additional number of shares included in the calculation of fully diluted net income per share Stock acquisition rights 38 thousand	Major categories of the additional number of shares included in the calculation of fully diluted net income per share Stock acquisition rights — thousand
Additional number of shares 38 thousand	Additional number of shares — thousand
A summary of latent shares is not included in the calculations of fully diluted net income per share because there were no shares with a dilutive effect during the fiscal year. (1) Treasury stock held for stock option: 351,000 shares There were 222,000 shares with stock option as of March 31, 2005, reflecting a 129,000 decrease in the number of shares with acquisition rights owing to the loss of rights.	A summary of latent shares is not included in the calculations of fully diluted net income per share because there were no shares with a dilutive effect during the fiscal year. (1) Treasury stock held for stock option: 351,000 shares There were 214,800 shares with stock option as of March 31, 2006, reflecting a 136,200 decrease in the number of shares with acquisition rights owing to the loss of rights.

(Cash Dividends Per Share)

FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)		FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	
Common stock:	¥105.00	Common stock:	¥105.00
Cash dividends per share:	¥100.00	Cash dividends per share:	¥105.00
Commemorative cash dividends per share:	¥5.00	Commemorative cash dividends per share:	¥—

(9) Change of Directors

Any change of directors will be announced immediately, where possible.
We plan to announce any change in directors on May 12, 2006.

(Excerpt Translation)

RECEIVED

2006 SEP -6 P 2:19 FILE NO. 82-4837

OFFICE OF INTERNATIONAL CORPORATE FINANCE June 20, 2006

To the Shareholders:

Notice of Resolutions of the 45th Ordinary General Meeting of Shareholders

Dear Shareholders:

Please take notice that at the 45th Ordinary General Meeting of Shareholders of the Company held today, reports were made and resolutions were adopted as described below.

Yours very truly,

Hiroki Jinnai
President and Representative Director

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku,
Tokyo

Description

Matters reported:

1. Report on the business report, consolidated balance sheet and consolidated statement of income for the 45th business term (from April 1, 2005 to March 31, 2006) and the results of audit of the consolidated financial statements for the 45th business term by the account auditors and the Board of Statutory Auditors

   Report was made on the above business report, consolidated financial statements and results of audit.

2. Report on the balance sheet and statement of income for the 45th business term (from April 1, 2005 to March 31, 2006) and report on the purchase by the Company of its own shares in accordance with the resolution of the Board of Directors as authorized by the Articles of Incorporation.

   Report was made on the above financial statements and the purchase by the Company of its own shares on the market.

Matters for resolution:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 45th business term

The proposition was approved and adopted as proposed.

The year-end dividend was determined to be ¥52.50 per share. As a result, the annual dividend per share for the business term under review is ¥105, including the interim dividend of ¥52.50 per share.

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 3: Election of eight Directors

Messrs. Masaaki Uchino, Hiroki Jinnai, Shunji Kosugi, Teruaki Watanabe, Isao Takeuchi, Yasuhisa Ichikawa, Tsutomu Kasori and Toshihiro Kubode were elected and assumed office, respectively.

Proposition No. 4: Election of one Statutory Auditor

Mr. Morio Kansaku was elected and assumed office.

Proposition No. 5: Granting of a retirement gratuity to the retiring Director and a gratuity the Statutory Auditor

The proposition was approved and adopted as proposed.

- END -

Consolidated Financial Results for the Three-Month Period (1Q) Ended June 30, 2006

The summary of this document (unaudited) has been translated from the original Japanese document released on July 26, 2006 for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

Company Name: Promise Co., Ltd. (Stock Code: 8574, Tokyo Stock Exchange)
(URL: http://www.promise.co.jp/english/ir/)

President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
TEL: 81-3-3287-1515

1. Significant Matters Concerning the Preparation of Quarterly Financial Information

(1) Use of simplifications in accounting methods: No

(2) Change in accounting methods in the current fiscal year: No

(3) Change in scope of consolidation or application of equity method: Yes (Added one company and excluded one company)

(Addition to consolidation) Subsidiary PROMISE (THAILAND) CO., LTD., was newly added to the scope of consolidation.

(Exclusion from consolidation) During the first quarter, STC Co., Ltd., was absorbed by Net Future Co., Ltd., through a merger. As a result, STC has been removed from the scope of consolidation.

2. Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 2007 (Apr. 1, 2006 – Jun. 30, 2006)

(1) Consolidated Operating Results

(Note: In this report, amounts (consolidated) of less than one million yen are omitted and per share figures are rounded down to two decimal places)

	Operating income		Operating profit		Recurring profit		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
1Q FY2007	95,351	0.3	11,727	(58.9)	12,459	(57.4)	6,342	(63.8)
1Q FY2006	95,069	1.9	28,552	(18.3)	29,265	(19.6)	17,530	(18.8)
Year ended Mar. 31, 2006	381,297	3.1	67,351	(47.5)	70,013	(46.5)	42,046	(44.2)

	Net income per share	Diluted net income per share
	Yen	Yen
1Q FY2007	50.00	—
1Q FY2006	131.03	131.01
Year ended Mar. 31, 2006	321.38	—

Note: Percentages for operating income, operating profit, recurring profit and net income represent percentage changes from the same period of the previous year.

Summary of Consolidated Operating Results

During the first quarter of the fiscal year ending March 2007, the economy established a solid platform for recovery. Private sector capital investment expanded in response to improvement in corporate performances and personal consumption swung upwards due to improvement in employment conditions and personal income. However, the effect of the economic recovery on corporate performance differed by company size, type of business, regional location, and other factors. In addition, there were lingering concerns over the impact of the soaring price of oil and raw materials and interest rate increases.

In the consumer finance market, competition heightened further due to market entrances by business alliances that crossed over the borders of business sectors or categories and by new market entrances. Although the number of applications for personal bankruptcy remained in a downward trend, the number of legal proceedings by lawyers for debt restructuring continued to rise. In addition, the Financial Services Agency and related government bodies are discussing revisions to the money lending business system and related laws and regulations, making it difficult to predict business conditions.

Under these conditions, the Promise Group focused on two important issues to achieve growth in revenues and profits. The Group emphasized the early achievement of results from the business alliance with the Sumitomo Mitsui Financial Group, Inc. It also targeted expansion and improvement of its business base by strengthening sales capabilities and improving business efficiency. Despite these efforts, the increase in credit losses and in interest repayments put strong pressure on revenues and profits.

As a result, consolidated operating income edged up 0.3%, from the same period in the previous fiscal year, to ¥95,351 million. Recurring profit declined 57.4% compared with the first quarter in the previous fiscal year, to ¥12,459 million. Net income in the first quarter also decreased, dropping 63.8% year on year, to ¥6,342 million.

The joint consumer finance business with Sumitomo Mitsui Banking Corporation and At-Loan Co., Ltd., made further progress during the quarter. At the end of June 2006, thanks to mass media promotion and the expansion of sales channels, the three companies had acquired approximately 328,000 customers and the balance of consumer loans outstanding amounted to ¥216,460 million.

Business Performance Forecasts for the Fiscal Year Ending March 2007

Because of the many undetermined factors, such as the revisions in related laws and regulations, the Group plans to further examine the situation, and announce forecasts for both interim and year-end performance at a later date.

(2) Consolidated Financial Position

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
1Q FY2007	1,762,105	780,282	43.6	6,059.50
1Q FY2006	1,729,241	790,519	45.7	5,964.76
Mar. 31, 2006	1,760,186	776,357	44.1	6,121.14

Consolidated Cash Flows

	Net cash provided by (used in) operating activities	Net cash used in investing activities	Net cash provided by (used in) financing activities	Cash and cash equivalents at end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
1Q FY2007	(7,450)	(767)	32,521	88,005
1Q FY2006	11,332	(7,896)	(46,431)	67,888
Year ended Mar. 31, 2006	74,552	(25,801)	(95,729)	63,851

Summary of Consolidated Financial Position

On a consolidated basis, cash and cash equivalents (hereinafter, "cash") increased ¥24,153 million, or 37.8%, to ¥88,005 million.

Net cash used in operating activities for the first quarter under review amounted to ¥7,450 million. The major components were income before income taxes and minority interests of ¥11,209 and income taxes paid of ¥27,041 million.

Net cash used in investing activities for the first quarter totaled ¥767 million. The principal factor was payment for purchase of property and equipment of ¥848 million.

Net cash provided by financing activities for the first quarter was ¥32,521 million. The main contributor was the early procurement of planned funding in anticipation of a rise in interest rates.

Consolidated Financial Statements

(1) Summary of Consolidated Balance Sheets

(Millions of yen)

Classification	1Q FY 2007 (Jun. 30, 2006)	1Q FY 2006 (Jun. 30, 2005)	Change		FY 2006 (Mar. 31, 2006)
	Amount	Amount	Amount	%	Amount
(Assets)					
I Current assets					
1 Cash and deposits	56,796	52,710	4,086	7.8	55,638
2 Notes and accounts receivable	4,664	915	3,748	409.5	4,137
3 Consumer loans receivable:					
Principal	1,585,699	1,596,614	(10,915)	(0.7)	1,580,982
4 Other	110,300	71,094	39,206	55.1	93,210
Allowance for credit losses	(142,274)	(132,761)	(9,512)	7.2	(135,440)
Total current assets	1,615,186	1,588,573	26,613	1.7	1,598,527
II Fixed assets					
1 Property and equipment, net	75,737	78,267	(2,529)	(3.2)	76,728
2 Intangible fixed assets, net					
(1)Excess investment cost over net assets of consolidated subsidiaries acquired, net	11,532	13,834	(2,301)	(16.6)	11,964
(2)Other	8,944	10,450	(1,506)	(14.4)	9,065
Total intangible fixed assets, net	20,477	24,285	(3,807)	(15.7)	21,030
3 Investments and advances	50,703	38,115	12,587	33.0	63,899
Total fixed assets	146,918	140,668	6,250	4.4	161,658
Total assets	1,762,105	1,729,241	32,863	1.9	1,760,186

Classification	1Q FY 2007 (Jun. 30, 2006)	1Q FY 2006 (Jun. 30, 2005)	Change		FY 2006 (Mar. 31, 2006)
	Amount	Amount	Amount	%	Amount
(Liabilities)					
I Current liabilities					
1 Short-term borrowings	129,865	86,761	43,104	49.7	117,726
2 Current portion of long-term debt	137,619	169,789	(32,170)	(18.9)	142,106
3 Bonds scheduled for redemption within one year	75,000	60,000	15,000	25.0	55,000
4 Reserve for bonuses	1,735	1,770	(34)	(2.0)	3,491
5 Reserve for bonuses to directors and corporate auditors	18	—	18	—	—
6 Allowance for losses on interest repayments	26,160	—	26,160	—	23,970
7 Other	74,282	35,285	38,997	110.5	67,420
Total current liabilities	444,682	353,606	91,075	25.8	409,714
II Long-term liabilities					
1 Corporate bonds	150,000	215,000	(65,000)	(30.2)	180,000
2 Long-term debt	380,264	342,916	37,348	10.9	369,949
3 Accrued severance indemnities for employee	1,681	14,114	(12,432)	(88.1)	2,048
4 Allowance for retirement benefits for directors and corporate auditors	410	366	44	12.2	422
5 Accruals for loss guarantees	2,000	860	1,139	132.5	2,000
6 Other	2,783	1,538	1,245	81.0	7,634
Total long-term liabilities	537,140	574,794	(37,654)	(6.6)	562,054
Total liabilities	981,822	928,401	53,421	5.8	971,768
(Minority interests)					
Minority interests	—	10,320	—	—	12,059
(Shareholders' equity)					
I Common stock	—	80,737	—	—	80,737
II Capital surplus	—	138,446	—	—	138,414
III Retained earnings	—	585,195	—	—	602,907
IV Net unrealized gain on securities	—	3,096	—	—	11,607
V Foreign currency translation adjustments	—	(804)	—	—	109
VI Treasury stock	—	(16,152)	—	—	(57,418)
Total shareholders' equity	—	790,519	—	—	776,357
Total liabilities, minority interests and shareholders' equity	—	1,729,241	—	—	1,760,186
(Net assets)					
I Shareholders' equity					
1 Common stock	80,737	—	—	—	—
2 Capital surplus	138,414	—	—	—	—
3 Retained earnings	602,301	—	—	—	—
4 Treasury stock	(57,421)	—	—	—	—
Total shareholders' equity	764,032	—	—	—	—
II Valuation and translation differences					
1 Net unrealized gain on securities	4,315	—	—	—	—
2 Deferred hedge gains	40	—	—	—	—
3 Foreign currency translation adjustments	71	—	—	—	—
Total valuation and translation differences	4,426	—	—	—	—
III Minority interests	11,823	—	—	—	—
Total net assets	780,282	—	—	—	—
Total liabilities and net assets	1,762,105	—	—	—	—

(2) Summary of Consolidated Statements of Income

(Millions of yen)

Classification	1Q FY 2007 (Apr. 1, 2006 – Jun. 30, 2006	1Q FY 2006 (Apr. 1, 2005 – Jun. 30, 2005)	Change		FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
	Amount	Amount	Amount	%	Amount
I Operating income					
1 Interest on consumer loans	89,231	90,824	(1,592)	(1.8)	360,588
2 Sales	2	210	(207)	(98.7)	958
3 Other operating income	6,117	4,034	2,082	51.6	19,749
Total operating income	95,351	95,069	281	0.3	381,297
II Operating expenses					
1 Financial expenses	3,658	4,173	(514)	(12.3)	15,496
2 Cost of sales	—	137	(137)	(100.0)	721
3 Other operating expenses	79,965	62,206	17,758	28.5	297,726
Total operating expenses	83,624	66,517	17,106	25.7	313,945
Operating profit	11,727	28,552	(16,825)	(58.9)	67,351
III Non-operating revenues					
1 Interest and dividend income on investments	99	157	(57)	(36.6)	263
2 Equity in net gain of affiliated companies	310	249	61	24.6	1,260
3 Other	399	356	42	12.0	2,086
Total non-operating revenues	809	762	46	6.1	3,609
IV Non-operating expenses					
1 Interest expense	11	11	(0)	(4.2)	47
2 Other	65	37	27	74.1	900
Total non-operating expenses	77	49	27	55.2	948
Recurring profit	12,459	29,265	(16,806)	(57.4)	70,013
V Extraordinary income					
1 Net gain on sales of investments in securities	—	—	—	—	583
2 Gains on return of substitutional portion of the Welfare Pension Fund Plan	—	—	—	—	7,765
3 Other	8	—	8	—	27
Total extraordinary income	8	—	8	—	8,377
VI Extraordinary losses					
1 Net loss on sales or disposal of property and equipment	18	81	(63)	(77.3)	861
2 Impairment loss	—	—	—	—	2,621
3 Loss on sale of credit	1,200	—	1,200	—	1,781
4 Provision for loss guarantees	—	—	—	—	1,139
5 Loss resulting from change in the Company's share of subsidiaries	—	—	—	—	317
6 Other	40	44	(4)	(9.8)	337
Total extraordinary losses	1,259	126	1,132	897.8	7,059
Income before income taxes and minority interests	11,209	29,139	(17,930)	(61.5)	71,331
Income taxes Current	3,645	6,448	(2,802)	(43.5)	45,701
Deferred	1,457	5,915	(4,458)	(75.4)	(11,696)
Minority interests in net loss of consolidated subsidiary	236	755	(518)	(68.7)	4,719
Net income	6,342	17,530	(11,188)	(63.8)	42,046

(3) Summary of Consolidated Statements of Changes in Net Assets

1Q FY 2007 (April 1, 2006 – June 30, 2006)

(Millions of yen)

	Shareholders' Equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2006	80,737	138,414	602,907	(57,418)	764,640
Changes during the first quarter					
Cash dividends paid			(6,657)		(6,657)
Bonuses to directors and corporate auditors			(79)		(79)
Decrease due to inclusion of a company in consolidation			(210)		(210)
Net income			6,342		6,342
Loss on sales of treasury stock		(0)			(0)
Acquisition of treasury stock				(2)	(2)
Disposal of treasury stock				0	0
Total changes during the first quarter	—	(0)	(605)	(2)	(608)
Balance at June 30, 2006	80,737	138,414	602,301	(57,421)	764,032

	Valuation and translation differences				Minority interests	Total net assets
	Net unrealized gain on securities	Deferred hedge gains	Foreign currency translation adjustments	Total valuation and translation differences		
Balance at March 31, 2006	11,607	—	109	11,716	12,059	788,417
Changes during the first quarter						
Cash dividends paid						(6,657)
Bonuses to directors and corporate auditors						(79)
Decrease due to inclusion of a company in consolidation						(210)
Net income						6,342
Loss on sales of treasury stock						(0)
Acquisition of treasury stock						(2)
Disposal of treasury stock						0
Changes of items other than shareholders' equity during the first quarter—Net	(7,291)	40	(38)	(7,290)	(236)	(7,526)
Total changes during the first quarter	(7,291)	40	(38)	(7,290)	(236)	(8,135)
Balance at June 30, 2006	4,315	40	71	4,426	11,823	780,282

(4) Summary of Consolidated Statements of Cash Flows

(Millions of yen)

Classification	1Q FY 2007 (Apr. 1, 2006 – Jun. 30, 2006)	1Q FY 2006 (Apr. 1, 2005– Jun. 30, 2005)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
	Amount	Amount	Amount
I Operating activities			
1 Income before income taxes and minority interests	11,209	29,139	71,331
2 Depreciation and amortization	1,811	2,218	9,243
3 Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries	431	461	1,785
4 Increase in allowance for credit losses	6,795	2,263	4,473
5 Increase in allowance for losses on interest repayments	2,190	—	23,970
6 Interest and dividend income on investments	(99)	(157)	(263)
7 Equity in net gain of affiliated companies	(310)	(249)	(1,260)
8 Net loss on sales or disposal of property and equipment	18	81	861
9 Decrease (increase) in consumer loans receivable: Principal	(4,703)	3,526	21,214
10 Increase in sales credits	(33)	(92)	(4,875)
11 Increase in claim for indemnities	(1,284)	—	—
12 Increase (decrease) in procurement obligations	(2,115)	(2,325)	1,796
13 Other	5,639	2,247	(9,141)
Subtotal	19,548	37,115	119,136
14 Interest and dividend income	54	158	241
15 Interest expense	(11)	(11)	(47)
16 Income taxes paid	(27,041)	(25,929)	(44,778)
Net cash provided by (used in) operating activities	(7,450)	11,332	74,552
II Investing activities			
1 Payment for purchase of property and equipment	(848)	(3,084)	(6,289)
2 Proceeds from sales of property and equipment	88	1	41
3 Payment for purchase of intangible fixed assets	(433)	(1,939)	(5,059)
4 Other	426	(2,874)	(14,494)
Net cash used in investing activities	(767)	(7,896)	(25,801)
III Financing activities			
1 Net repayment on commercial paper	31,000	16,000	20,000
2 Proceeds from short-term borrowings	38,274	4,945	60,895
3 Repayments of short-term borrowings	(28,225)	(776)	(28,722)
4 Proceeds from long-term debt	47,062	2,563	143,365
5 Repayments of long-term debt	(39,165)	(58,330)	(198,201)
6 Proceeds from issuance of bonds, net of expenses	—	9,941	19,886
7 Redemption of bonds	(10,000)	—	(50,000)
8 Proceeds from sales of treasury stock	0	108	504
9 Payment for purchase of treasury stock	(2)	(13,485)	(55,180)
10 Cash dividends paid	(6,657)	(7,398)	(14,201)
11 Proceeds of capital contributions by minority shareholders	236	—	5,925
Net cash provided by (used in) financing activities	32,521	(46,431)	(95,729)
IV Effect of exchange rate changes on cash and cash equivalents	(149)	31	(22)
V Net increase (decrease) in cash and cash equivalents	24,153	(42,965)	(47,002)
VI Cash and cash equivalents at beginning of the period	63,851	110,853	110,853
VII Cash and cash equivalents at end of the period	88,005	67,888	63,851

(Segment Information)

1. Operations by business segment

1st quarter of FY 2007 (Apr. 1, 2006 – Jun. 30, 2006) and 1st quarter of FY 2006 (Apr. 1, 2005 – Jun. 30, 2005)

Because the Company's consumer financing business accounts for more than 90% of total operating income and operating profit, business segment information is omitted.

2. Operations by geographic segment

1st quarter of FY 2007 (Apr. 1, 2006 – Jun. 30, 2006) and 1st quarter of FY 2006 (Apr. 1, 2005 – Jun. 30, 2005)

Because Japan accounts for more than 90% of the Company's total operating income, geographic segment information is omitted.

3. Overseas operating income

1st quarter of FY 2007 (Apr. 1, 2006 – Jun. 30, 2006) and 1st quarter of FY 2006 (Apr. 1, 2005 – Jun. 30, 2005)

Because overseas operating income accounts for less than 10% of total operating income, overseas operating income information is omitted.

Consolidated Business Results

(1) Operating Income

(Millions of yen)

Classification		1Q FY 2007 (Apr. 1, 2006 – Jun. 30, 2006)		1Q FY 2006 (Apr. 1, 2005– Jun. 30, 2005)		FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	
		Amount	%	Amount	%	Amount	%
Operating income from financing business	Interest on consumer loans	89,231	93.6	90,824	95.5	360,588	94.6
	Collection of written-off loans	1,521	1.6	1,366	1.4	5,234	1.4
	Fees and commissions	97	0.1	—	—	204	0.0
	Collection of purchased receivables	650	0.7	335	0.4	2,638	0.7
	Loan guarantee revenues	1,268	1.3	541	0.6	3,432	0.9
	Other	3	0.0	3	0.0	13	0.0
	Subtotal	92,774	97.3	93,070	97.9	372,111	97.6
Operating income from other businesses	Sales	2	0.0	210	0.2	958	0.2
	Other	2,574	2.7	1,788	1.9	8,227	2.2
	Subtotal	2,577	2.7	1,999	2.1	9,186	2.4
Total		95,351	100.0	95,069	100.0	381,297	100.0

Note: Collection of written-off loans, Fees and commissions, Collection of purchased receivables, Loan guarantee revenues and Other within Operating income from financing business, as well as Other within Operating income from other businesses, are listed in the consolidated statements of income under Other operating income.

(2) Other Indicators

Classification		1Q FY 2007 (Apr. 1, 2006 – Jun. 30, 2006)	1Q FY 2006 (Apr. 1, 2005– Jun. 30, 2005)	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
Consumer loans outstanding		1,585,699	1,596,614	1,580,982
(Millions of yen)	Unsecured loans	1,582,364	1,592,561	1,577,494
	Secured loans	3,335	4,053	3,488
Number of customers		2,945,622	3,020,391	2,950,145
	Unsecured loans	2,944,257	3,018,791	2,948,737
	Secured loans	1,365	1,600	1,408
Number of branches		1,591	1,630	1,586
	Staffed branches	473	529	472
	Unstaffed branches	1,118	1,101	1,114
Number of automated contract machines		1,533	1,509	1,529
Number of ATMs		1,695	1,715	1,694
Number of loan processing machines		1,003	442	1,013
Number of employees		5,083	5,034	4,985
Loan losses (Millions of yen)		27,715	24,190	116,790
Allowance for credit losses (Millions of yen)		142,507	132,997	135,673
Net income per share (Yen)		50.00	131.03	321.38
Net assets per share (Yen)		6,059.50	5,964.76	6,121.14

Notes:
1. Number of customers is the total number of customers of Promise and each of its consolidated subsidiaries and is derived from the number of debtors listed in the breakdown of customers compiled through computer-aided name identification.
2. Number of automated contract machines is the total number of automated contract machines installed.
3. Number of employees is the number of workers. Seconded employees are included in the number of employees of the companies to which they have been seconded.
4. Allowance for credit losses includes reserve for loan losses listed under Investments and advances.

Non-Consolidated Financial Statements

(1) Summary of Non-Consolidated Balance Sheets

(Millions of yen)

Classification	1Q FY 2007 (Jun. 30, 2006)	1Q FY 2006 (Jun. 30, 2005)	Change		FY 2006 (Mar. 31, 2006)
	Amount	Amount	Amount	%	Amount
(Assets)					
I Current assets					
1 Cash and deposits	45,510	43,613	1,896	4.3	46,243
2 Consumer loans receivable: Principal	1,290,196	1,322,562	(32,365)	(2.4)	1,295,316
3 Short-term loans	122,230	120,632	1,598	1.3	98,132
4 Other	65,185	36,601	28,583	78.1	64,455
Allowance for credit losses	(111,876)	(99,700)	(12,176)	12.2	(101,500)
Total current assets	1,411,247	1,423,709	(12,462)	(0.9)	1,402,648
II Fixed assets					
1 Property and equipment, net	65,603	67,591	(1,988)	(2.9)	66,613
2 Intangible fixed assets, net	8,699	7,364	1,335	18.1	8,806
3 Investments and advances	108,840	96,316	12,524	13.0	120,280
Total fixed assets	183,143	171,272	11,871	6.9	195,700
Total assets	1,594,391	1,594,982	(591)	(0.0)	1,598,348
(Liabilities)					
I Current liabilities					
1 Short-term borrowings	6,862	—	6,862	—	5,432
2 Current portion of long-term debt	134,449	167,670	(33,221)	(19.8)	138,465
3 Commercial paper	51,000	16,000	35,000	218.8	20,000
4 Bonds scheduled for redemption within one year	75,000	60,000	15,000	25.0	55,000
5 Accrued income taxes	2,752	5,214	(2,461)	(47.2)	24,575
6 Reserve for bonuses	1,410	1,437	(27)	(1.9)	2,935
7 Reserve for bonuses to directors and corporate auditors	16	—	16	—	—
8 Accruals for debt guarantees	8,586	477	8,109	1,700.0	7,417
9 Allowance for business losses of subsidiary	5,051	—	5,051	—	5,051
10 Allowance for losses on interest repayments	23,000	—	23,000	—	21,200
11 Other	10,430	10,955	(525)	(4.8)	11,329
Total current liabilities	318,559	261,755	56,803	21.7	291,405
II Long-term liabilities					
1 Corporate bonds	150,000	215,000	(65,000)	(30.2)	180,000
2 Long-term debt	376,365	334,218	42,147	12.6	364,664
3 Deferred tax liabilities	—	—	—	—	3,951
4 Accrued severance indemnities for employee	898	13,435	(12,537)	(93.3)	1,292
5 Allowance for retirement benefits for directors and corporate auditors	300	273	26	9.6	312
6 Accruals for loss guarantees	2,000	860	1,139	132.5	2,000
7 Other	53	41	11	28.0	60
Total long-term liabilities	529,617	563,829	(34,212)	(6.1)	552,280
Total liabilities	848,176	825,585	22,591	2.7	843,685

(Continued) (Millions of yen)

Classification	1Q FY 2007 (Jun. 30, 2006)	1Q FY 2006 (Jun. 30, 2005)	Change		FY 2006 (Mar. 31, 2006)
	Amount	Amount	Amount	%	Amount
(Shareholders' equity)					
I Common stock	—	80,737	—	—	80,737
II Capital surplus					
1 Additional paid-in capital	—	112,639	—	—	112,639
2 Other additional paid-in capital	—	14,730	—	—	14,697
Total additional paid-in capital	—	127,369	—	—	127,337
III Retained earnings					
1 Legal reserves	—	12,263	—	—	12,263
2 Voluntary reserves	—	538,700	—	—	538,700
3 Unappropriated retained earnings	—	23,382	—	—	41,434
Total retained earnings	—	574,345	—	—	592,397
IV Net unrealized gain on securities	—	3,096	—	—	11,609
V Treasury stock	—	(16,152)	—	—	(57,418)
Total shareholders' equity	—	769,397	—	—	754,662
Total liabilities and shareholders' equity	—	1,594,982	—	—	1,598,348
(Net assets)					
I Shareholders' equity					
1 Common stock	80,737	—	—	—	—
2 Capital surplus					
(1) Additional paid-in capital	112,639	—	—	—	—
(2) Other	14,697	—	—	—	—
Total capital surplus	127,337	—	—	—	—
3 Retained earnings					
(1) Legal reserve	12,263	—	—	—	—
(2) Other	578,939	—	—	—	—
Voluntary reserve	566,700	—	—	—	—
Retained earnings to be carried forward	12,239	—	—	—	—
Total retained earnings	591,203	—	—	—	—
4 Treasury stock	(57,421)	—	—	—	—
Total shareholders' equity	741,856	—	—	—	—
II Valuation and translation differences		—	—	—	—
1 Net unrealized gain on securities	4,318	—	—	—	—
2 Deferred hedge gains	40	—	—	—	—
Total valuation and translation differences	4,358	—	—	—	—
Total net assets	746,215	—	—	—	—
Total liabilities and net assets	1,594,391	—	—	—	—

(2) Summary of Non-Consolidated Statements of Income

(Millions of yen)

Classification	1Q FY 2007 (Apr. 1, 2006 – Jun. 30, 2006)	1Q FY 2006 (Apr. 1, 2005 – Jun. 30, 2005)	Change		FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)
	Amount	Amount	Amount	%	Amount
I Operating income					
1 Interest on consumer loans	72,361	75,147	(2,786)	(3.7)	296,730
2 Other operating income	5,504	1,960	3,543	180.8	11,229
Total operating income	77,865	77,107	757	1.0	307,960
II Operating expenses					
1 Financial expenses	3,378	3,975	(596)	(15.0)	14,558
2 Other operating expenses	65,467	46,511	18,955	40.8	227,192
Total operating expenses	68,845	50,486	18,358	36.4	241,750
Operating profit	9,019	26,620	(17,601)	(66.1)	66,210
III Non-operating revenues	391	485	(93)	(19.3)	1,877
IV Non-operating expenses	63	50	12	25.1	369
Recurring profit	9,347	27,055	(17,707)	(65.4)	67,718
V Extraordinary income	8	—	8	—	8,354
VI Extraordinary losses	55	58	(2)	(5.0)	7,183
Income before income taxes	9,300	26,996	(17,696)	(65.5)	68,889
Income taxes Current	3,196	5,629	(2,432)	(43.2)	41,562
Deferred	573	5,229	(4,656)	(89.0)	(13,667)
Net income	5,530	16,138	(10,607)	(65.7)	40,994
Balance carried forward	—	7,243	—	—	7,243
Cash dividends	—	—	—	—	6,803
Unappropriated retained earnings	—	23,382	—	—	41,434

(3) Summary of Non-Consolidated Statements of Changes in Net Assets

1Q FY 2007 (April 1, 2006 – June 30, 2006)

(Millions of yen)

	Shareholders' Equity			
	Common stock	Capital surplus		
		Additional paid-in capital	Other	Total capital surplus
Balance at March 31, 2006	80,737	112,639	14,697	127,337
Changes during the first quarter				
Loss on sales of treasury stock			(0)	(0)
Total changes during the first quarter	—	—	(0)	(0)
Balance at June 30, 2006	80,737	112,639	14,697	127,337

	Shareholders' Equity					
	Retained earnings				Treasury stock	Total Shareholders' Equity
	Legal reserve	Other		Total retained earnings		
		Voluntary reserve	Retained earnings to be carried forward			
Balance at March 31, 2006	12,263	538,700	41,434	592,397	(57,418)	743,053
Changes during the first quarter						
Cash dividends paid			(6,657)	(6,657)		(6,657)
Bonuses to directors and corporate auditors			(67)	(67)		(67)
Transfer to voluntary reserve		28,000	(28,000)	—		—
Net income			5,530	5,530		5,530
Loss on sales of treasury stock						(0)
Acquisition of treasury stock					(2)	(2)
Disposal of treasury stock					0	0
Total changes during the first quarter	—	28,000	(29,194)	(1,194)	(2)	(1,197)
Balance at June 30, 2006	12,263	566,700	12,239	591,203	(57,421)	741,856

	Valuation and translation differences			Total net assets
	Net unrealized gain on securities	Deferred hedge gains	Total valuation and translation differences	
Balance at March 31, 2006	11,609	—	11,609	754,662
Changes during the first quarter				
Cash dividends paid				(6,657)
Bonuses to directors and corporate auditors				(67)
Transfer to voluntary reserve				—
Net income				5,530
Loss on sales of treasury stock				(0)
Acquisition of treasury stock				(2)
Disposal of treasury stock				0
Changes of items other than shareholders' equity during the first quarter—Net	(7,290)	40	(7,250)	(7,250)
Total changes during the first quarter	(7,290)	40	(7,250)	(8,447)
Balance at June 30, 2006	4,318	40	4,358	746,215